      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 6, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          7312                  36-3766705
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
      of incorporation)          Classification Code Number)     Identification
                                                                      No.)

                          321 CLARK STREET, SUITE 1010
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-8673
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)
                                ----------------

                                 PAUL G. SIMON
                                GENERAL COUNSEL
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                          321 CLARK STREET, SUITE 1010
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-8673
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                ----------------

                                WITH COPIES TO:

         Leland E. Hutchinson                        Stacy J. Kanter
           Winston & Strawn                Skadden, Arps, Slate, Meagher & Flom
         35 West Wacker Drive                        919 Third Avenue
       Chicago, Illinois 60601                   New York, New York 10022
            (312) 558-5600                            (212) 735-3000

                                ----------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Section 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM
                    TITLE OF EACH CLASS OF                      AGGREGATE OFFERING        AMOUNT OF
                 SECURITIES TO BE REGISTERED                         PRICE (1)        REGISTRATION FEE
Common Stock, $.01 par value per share........................     $106,636,400          $36,771.17

(1) Estimated in accordance with Rule 457(c) solely for the purpose of determining the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

FORM S-1 ITEM NUMBER AND HEADING                                               PROSPECTUS CAPTION OR PAGE
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Registration Statement Cover; Outside Front Cover
                                                                   Page of Prospectus
       2.  Inside Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Cover Page; Available Information;
                                                                   Outside Back Cover Page
       3.  Summary Information and Risk Factors and Ratio of
            Earnings to Fixed/Charges...........................  Prospectus Summary; Risk Factors; Business
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price......................  Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to Be Registered...........  Description of Capital Stock
      10.  Interests of Named Experts and Counsel...............  Not Applicable
      11.  Information with Respect to the Registrant...........  Prospectus Summary; Risk Factors; Use of Proceeds;
                                                                   Dividend Policy; Dilution; Capitalization; Selected
                                                                   Consolidated Financial and Operating Data;
                                                                   Management's Discussion and Analysis of Financial
                                                                   Condition and Results of Operations; Business;
                                                                   Management; Certain Transactions; Principal and
                                                                   Selling Stockholders; Description of Capital Stock;
                                                                   Shares Eligible for Future Sale; Description of
                                                                   Indebtedness and Other Commitments; Experts;
                                                                   Available Information; Consolidated Financial
                                                                   Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO
BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                                                           SUBJECT TO COMPLETION
                                                           JUNE 6, 1996
                                           SHARES
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                  COMMON STOCK
                                   ---------

    Of the shares of Common Stock ("Common  Stock") offered hereby, shares  are being sold by Universal  Outdoor Holdings, Inc. ("Universal Outdoor"
or the "Company")  and               shares  are being sold  by certain  selling
stockholders named herein (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. Prior to this offering (the "Offering") there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $ and $ per share. See "Underwriting" for the factors to be considered in determining the initial offering price.

    The Company intends to have the  Common Stock approved for quotation on  the
Nasdaq National Market under the symbol "    ."
                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                      SEE "RISK FACTORS" ON PAGE 6 HEREOF.
                                 -------------
THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION    TO    THE    CONTRARY   IS   A   CRIMINAL   OFFENSE.

                               PRICE        UNDERWRITING       PROCEEDS        PROCEEDS TO
                                TO          DISCOUNTS AND         TO             SELLING
                              PUBLIC       COMMISSIONS (1)    COMPANY (1)     SHAREHOLDERS
Per Share...............         $                $                $                $
Total (2)...............         $                $                $                $

(1) Before deducting expenses of the  Offering payable by the Company  estimated
    at $          .

(2)  The Company has granted the Underwriters  a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $ , $ and
    $      , respectively. See "Underwriting."
                                 --------------

    The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about
            , 1996.
ALEX. BROWN & SONS
     INCORPORATED
                              BEAR, STEARNS & CO. INC.
                                                    DONALDSON, LUFKIN & JENRETTE
                                                       SECURITIES CORPORATION

               THE DATE OF THIS PROSPECTUS IS             , 1996.

    The inside front cover consists of a map of the United States indicating the existing markets in which the Company owns and operates outdoor advertising display faces.

    The inside back cover consists of photographs of certain outdoor advertising display faces owned and operated by the Company in the markets indicated therein.

                                 --------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED HEREIN, THE "COMPANY" MEANS UNIVERSAL OUTDOOR HOLDINGS, INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES, UNLESS THE CONTEXT OTHERWISE REQUIRES. "UOI" REFERS TO UNIVERSAL OUTDOOR, INC. AND ITS CONSOLIDATED SUBSIDIARIES, WHICH CONSTITUTE THE OPERATING SUBSIDIARIES OF THE COMPANY. UNLESS OTHERWISE SPECIFIED, THE PROSPECTUS ASSUMES (I) THE COMPLETION OF A FOR 1 SPLIT OF COMMON STOCK OF THE COMPANY TO BE EFFECTED IMMEDIATELY PRIOR TO THE CLOSING OF THE OFFERING OF COMMON STOCK CONTEMPLATED HEREBY, (II) THE EXCHANGE ON A SHARE-FOR-SHARE BASIS OF THE COMPANY'S CLASS B COMMON STOCK AND CLASS C COMMON STOCK FOR COMMON STOCK AND THE AMENDMENT OF CERTAIN PROVISIONS OF CERTAIN OUTSTANDING WARRANTS TO PURCHASE COMMON STOCK AND THE PLAN RELATED THERETO, BOTH OF WHICH WILL OCCUR IMMEDIATELY PRIOR TO THE CLOSING OF THE OFFERING, (III) THE EXERCISE OF CERTAIN OUTSTANDING RIGHTS AND OPTIONS TO PURCHASE COMMON STOCK, AND (IV) NO EXERCISE OF THE UNDERWRITER'S OVER-ALLOTMENT OPTION. THE TERM "MARKET" REFERS TO THE GEOGRAPHIC AREA CONSTITUTING A METROPOLITAN STATISTICAL AREA DELINEATED BY THE U.S. CENSUS BUREAU. "OPERATING CASH FLOW" HAS THE MEANING SET FORTH IN FOOTNOTE (3) ON PAGE 5 HEREOF AND "OPERATING CASH FLOW MARGIN" HAS THE MEANING SET FORTH IN FOOTNOTE
(4) ON PAGE 5 HEREOF.

                                  THE COMPANY

    The Company is a leading outdoor advertising company operating approximately 12,700 advertising display faces in eight markets, including Chicago, Minneapolis/St. Paul, Indianapolis, Jacksonville (Florida), Milwaukee, Des Moines, Evansville (Indiana) and Dallas. The Company believes that it owns and operates the largest number of outdoor advertising display faces in the Chicago, Minneapolis/St. Paul, Indianapolis, Jacksonville, Des Moines, and Evansville markets. The Company increased its annual net revenues from $18.8 million in fiscal 1991 to $34.1 million in fiscal 1995, or $62.4 million on a pro forma basis after giving effect to acquisitions by the Company in the first half of 1996. During the same period, the Company increased its annual Operating Cash Flow from $7.7 million to $16.6 million, or $30.0 million on a pro forma basis. The Company believes that its 1995 Operating Cash Flow Margin of 48.7%, or 48.1% on a pro forma basis, is among the highest in the industry. For the first quarter ended March 31, 1996, on a pro forma basis the Company had net revenues and Operating Cash Flow of $15.1 million and $6.5 million, respectively, which compare favorably to the pro forma results for the same period in 1995 of $13.6 million and $5.7 million, respectively.

    Since beginning operations with a single outdoor advertising structure in Chicago in 1973, the Company has achieved its leading position in the outdoor advertising industry through its aggressive acquisition and development efforts. Since 1989, the Company has acquired approximately 12,000 display faces in eight markets, including more than 4,000 additional display faces in Chicago. During the same time period, the Company has built in excess of 315 new display faces in its markets, a number which the Company believes is among the largest built by any outdoor advertising company during such period.

    According to recent estimates by the Outdoor Advertising Association of America (the "OAAA"), the trade association for the outdoor advertising industry, outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States. This represents growth of approximately 8.2% over estimated total 1994 revenues and compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period. Outdoor advertising offers the benefits of repetitive impact and a low cost per-thousand-impressions compared to competitive media, including television, radio, newspapers, magazines and direct mail marketing. As a result, outdoor advertising is attractive both to national advertisers seeking mass market exposure and to local businesses targeting a specific geographic area or set of demographic characteristics.

    The Company's strategy is to improve upon its position as, or to become, the leading provider of outdoor advertising services in each of its markets by: (i) developing programs to maximize advertising rates and occupancy levels in existing markets; (ii) continuing to build new display faces in its existing markets; (iii) aggressively seeking acquisitions in existing and new strategically attractive markets; (iv) implementing technological advances that enhance the Company's operating efficiency and the attractiveness of outdoor advertising to advertisers; (v) improving Operating Cash Flow Margins through continued adherence to strict cost controls and centralization of administrative functions; and (vi) developing other forms of out-of-home media, such as bus shelter or transit advertising in order to enhance revenues in existing markets or provide access to new markets.

    The Company focuses its marketing efforts on developing and maintaining a diverse base of local advertisers which accounted for approximately 77% of the Company's net revenues in 1995. This local market focus has been critical to the Company's ability to consistently increase its net revenues while diversifying the account base, promoting rate integrity and adding stability to revenues.

    The Company believes that its senior management team is among the most experienced in the industry. Daniel L. Simon, President and Chief Executive Officer and the founder of the Company, has spent his entire professional career of 23 years in the outdoor advertising business. Brian T. Clingen, Vice President and Chief Financial Officer, and Paul G. Simon, Vice President and General Counsel, together possess over 24 years of experience in the industry. This management team has successfully completed and integrated 16 acquisitions since 1989.

    The Company was incorporated in Delaware in 1991 and its principal executive office is located at 321 North Clark Street, Chicago, Illinois 60610, and its telephone number is (312) 644-8673.

                                  THE OFFERING

Common Stock offered by the Company.........  shares
Common Stock offered by the Selling           shares
 Stockholders...............................
Common Stock to be outstanding after the      shares(1)
 Offering...................................
Use of Proceeds to the Company..............  For   retirement  of   a  portion   of  senior
                                              indebtedness.  See  "Use  of  Proceeds."   The
                                              Company will not receive any proceeds from the
                                              sale  of shares  by the  Selling Stockholders.
                                              See "Principal and Selling Stockholders."
Proposed Nasdaq National Market Symbol......

- ------------------------
(1) Excludes      shares  of Common Stock issuable pursuant to the 1996  Warrant
    Plan.  Of such  shares,         are  eligible for issuance  upon exercise of
    outstanding warrants exercisable upon consummation of this Offering at a warrant exercise price of $ per share. See "Management -- The 1996 Warrant Plan." Also excludes shares of Common Stock issuable pursuant to the outstanding Noteholder Warrants. See "Description of Capital Stock -- The Noteholder Warrants."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------
                                                                                          PRO
                                                                                        FORMA (6)
                                            1991     1992     1993     1994     1995     1995
                                           -------  -------  -------  -------  -------  -------
STATEMENT OF OPERATIONS DATA:
  Gross revenues.........................  $21,435  $27,896  $28,710  $33,180  $38,101  $70,081
  Net revenues (1).......................   18,835   24,681   25,847   29,766   34,148  62,363
  Direct advertising expenses............    7,638   10,383   10,901   11,806   12,864  24,435
  General and administrative expenses....    3,515    3,530    3,357    3,873    4,645  7,925
  Operating income.......................    2,152    2,951    3,589    6,777    9,237  14,360
  Interest expense.......................    6,599    9,591    9,299   11,809   12,894
  Income (loss) before extraordinary item
   (2)...................................   (4,500)  (6,349)  (6,061)  (5,166)  (3,703)
  Net income (loss)......................   (4,500)  (6,349)  (9,321)  (5,166)  (3,703)
  Net loss per share.....................
  Weighted average common and equivalent
   shares outstanding....................

OTHER DATA:
  Operating Cash Flow (3)................  $ 7,682  $10,768  $11,589  $14,087  $16,639  $30,003
  Operating Cash Flow Margin (4).........     40.8%    43.6%    44.8%    47.3%    48.7%  48.1 %
  Capital expenditures...................  $ 2,047  $ 2,352  $ 2,004  $ 4,668  $ 5,620
  Depreciation and amortization..........    5,530    7,817    8,000    7,310    7,402  15,643

                                                   THREE MONTHS ENDED
                                                       MARCH 31,
                                           ----------------------------------
                                                      PRO               PRO
                                                    FORMA (6)         FORMA (6)
                                            1995     1995     1996     1996
                                           -------  -------  -------  -------
STATEMENT OF OPERATIONS DATA:
  Gross revenues.........................  $ 8,025  $15,212  $ 9,332  $16,869
  Net revenues (1).......................    7,236  13,571     8,427  15,101
  Direct advertising expenses............    3,108  5,949      3,571  6,509
  General and administrative expenses....    1,072  1,923      1,227  2,110
  Operating income.......................    1,319  1,978      1,597  2,422
  Interest expense.......................    3,087             3,594
  Income (loss) before extraordinary item
   (2)...................................   (1,778)           (2,007)
  Net income (loss)......................   (1,778)           (2,007)
  Net loss per share.....................
  Weighted average common and equivalent
   shares outstanding....................
OTHER DATA:
  Operating Cash Flow (3)................  $ 3,056  $5,699   $ 3,629  $6,482
  Operating Cash Flow Margin (4).........     42.2%  42.0  %    43.1%  42.9  %
  Capital expenditures...................  $   576           $ 1,966
  Depreciation and amortization..........    1,737  3,721      2,032  4,060

                                                                                       MARCH 31, 1996
                                                                           ---------------------------------------
                                                                                          PRO
                                                                            ACTUAL     FORMA (7)   AS ADJUSTED (8)
                                                                           ---------  -----------  ---------------
BALANCE SHEET DATA:
  Working capital........................................................  $   2,592   $   6,670      $   6,670
  Total assets...........................................................     84,747     177,963        176,512
  Total long-term debt (5)...............................................    120,248     180,248        135,304
  Common stockholders' equity (deficit)..................................    (40,533)    (10,532)        32,961

- ------------------------------

(1) Net revenues are gross revenues less agency commissions.

(2) Extraordinary loss represents loss on early extinguishment of debt.

(3) "Operating Cash Flow" is operating income before depreciation and amortization. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(4) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

(5) Long-term debt does not include current maturities.

(6) Represents actual amounts adjusted to give effect to the acquisitions of NOA Holding Company, Ad-Sign, Inc. and Image Media, Inc. See Pro Forma Combined Statement of Operations.

(7) Represents actual amounts adjusted to give effect to the acquisition of NOA Holding Company. See Pro Forma Combined Balance Sheet.

(8) Represents actual amounts adjusted to give effect to the acquisition of NOA Holding Company and the application of the estimated net proceeds of $46 million to the Company of this Offering based upon an assumed public offering price of $ per share and the application of the net proceeds therefrom. See "Use of Proceeds" and Pro Forma Combined Balance Sheet.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS.

    SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS. The Company has substantial indebtedness. On a pro forma basis after giving effect to the acquisitions by the Company and indebtedness incurred as a result of such acquisitions and the application of the net proceeds of this Offering, as of March 31, 1996, the Company's total long-term debt was approximately $135.3 million, and on a pro forma basis for the three months ended March 31, 1996 interest expense was approximately $3.9 million, or 25.7% of net revenues. The Company's level of consolidated indebtedness could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of the Company to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) the Company's level of indebtedness may reduce the Company's flexibility to respond to changing business and economic conditions. Subject to certain limitations contained in its outstanding debt instruments, the Company or its subsidiaries may incur additional indebtedness to finance working capital or capital expenditures, investments or acquisitions or for other purposes. See "Description of Indebtedness and Other Commitments." Although historically the Company's Operating Cash Flow has been sufficient to service its fixed charges, there can be no assurance that the Company's Operating Cash Flow will continue to exceed its fixed charges. A decline in Operating Cash Flow could impair the Company's ability to meet its obligations, including for debt service, and to make scheduled principal repayments. See "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    STOCKHOLDERS' DEFICIT; PRIOR PERIOD LOSSES. On a pro forma basis after giving effect to the acquisitions by the Company and indebtedness incurred as a result of such acquisitions, at March 31, 1996, the Company had a stockholders' deficit of $10.5 million. The Company's net losses resulted in significant part from substantial depreciation and amortization expenses relating to assets purchased in the Company's acquisitions, interest expense associated with related indebtedness and deferred financing costs charged to extraordinary losses. Moreover, additional acquisitions will result in increased depreciation, amortization and interest expenses. There can be no assurance that the Company will generate net income in the future.

    RESTRICTIONS IMPOSED BY THE COMPANY'S INDEBTEDNESS. The banks under the Revolving Credit Facility and the Acquisition Credit Facility (each as defined in "Description of Indebtedness and Other Commitments") have a lien on substantially all of the assets of UOI and its subsidiaries, including the capital stock of its subsidiaries, to secure the indebtedness of UOI under such credit facilities, and the noteholders under the Secured Notes (as defined in "Description of Indebtedness and Other Commitments") have a pledge of the capital stock of UOI to secure the indebtedness of the Company under the Secured Notes. The Company's debt instruments contain restrictions on the Company's ability to incur additional indebtedness, create liens, pay dividends, sell assets and make acquisitions. With respect to acquisitions by the Company following the effective date of the debt instruments described herein, acquisitions of stock or assets which aggregate in excess of $5,000,000 require the written consent of certain of the banks under the Revolving Credit Facility and the Acquisition Credit Facility. Furthermore, the Revolving Credit Agreement and Acquisition Credit Agreement (collectively, the "Credit Agreements") contain certain maintenance tests. There can be no assurance that the Company and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by UOI with the financial ratios and tests contained in the Credit Agreements. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under the applicable instruments to be due and payable immediately. There can be no assurance that the assets or cash flow of the Company or the

Company's subsidiaries, as the case may be, would be sufficient to repay in full borrowings under their outstanding debt instruments whether upon maturity or earlier or if such indebtedness were to be accelerated upon an event of default or that the Company would be able to refinance or restructure its payments on such indebtedness or repurchase the Secured Notes or UOI Notes (as defined in "Description of Indebtedness and Other Commitments"). If such indebtedness were not so repaid, refinanced or restructured, the lenders or noteholders could proceed to realize on their collateral. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of the Company's other debt instruments. See "-- Substantial Leverage; Ability to Service Indebtedness" and "Description of Indebtedness and Other Commitments."

    HOLDING COMPANY STRUCTURE. Universal Outdoor is a holding company with no business operations of its own. Universal Outdoor's only material asset is all of the outstanding capital stock of UOI, through which Universal Outdoor conducts its business operations. Accordingly, Universal Outdoor will be dependent on the earnings and cash flow, and dividends and distributions from UOI to pay its expenses and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of Universal Outdoor. UOI has substantial cash interest expense due on the UOI Notes. There can be no assurance that UOI will generate sufficient cash flow to pay dividends or distribute funds to Universal Outdoor or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of UOI, will permit such dividends or distributions. The terms of the Credit Agreements and the UOI Notes currently restrict UOI from paying dividends or making distributions except in very limited circumstances, including paying certain expenses of Universal Outdoor and repurchasing its Secured Notes. See "-- Substantial Leverage; Ability to Service Indebtedness" and "Description of Indebtedness and Other Commitments."

    ACQUISITION STRATEGY. The Company's growth has been facilitated by strategic acquisitions that have substantially increased the Company's inventory of advertising display faces. One element of the Company's operating strategy is to make acquisitions in markets in which it currently competes as well as in new markets. While the Company believes that the outdoor advertising industry is highly fragmented and that significant acquisition opportunities are available, there can be no assurance that suitable acquisition candidates can be found. The Company is likely to face competition from other outdoor advertising and media companies for acquisition opportunities that are available. In addition, if the prices sought by sellers of outdoor advertising display faces and companies continue to rise, the Company may find fewer acceptable acquisition opportunities. There can be no assurance that the Company will have sufficient capital resources to complete acquisitions, that acquisitions can be completed on terms acceptable to the Company, or that any acquisitions that are completed can be successfully integrated into the Company. Also, in the Minneapolis/St. Paul market, the Company is subject to a consent judgment that restricts the Company's ability to purchase outdoor advertising display faces until February 1, 2001. See "Business -- Government Regulation." While the Company continues to evaluate acquisition opportunities, there are no material acquisitions pending as of the date of this Prospectus.

    REGULATION OF OUTDOOR ADVERTISING. Outdoor advertising displays are subject to governmental regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. Other than in the Company's newly acquired Jacksonville market, amortization ordinances have not materially affected operations in the Company's markets. As a result of a settlement of litigation related to certain assets in the Jacksonville market prior to their acquisition, the Company has removed 165 outdoor advertising structures in 1995 and is required to remove an additional 546 (of its total of 1,493) outdoor advertising structures over the next 19 years with 317 of such structures to be removed between 1995 and 1998.

There can be no assurance that these removals will not adversely affect the Company's results of operations. Recently, the Food and Drug Administration has proposed legislation which would prohibit the use of pictures and color in tobacco advertising and has also proposed the elimination of all tobacco advertising on outdoor displays located within 1,000 feet of any school. Additionally, one major tobacco manufacturer has recently proposed federal legislation be enacted banning 8-sheet billboard advertising and transit advertising of tobacco products in addition to banning tobacco advertising near schools and playgrounds. While such legislation has not been enacted by Congress, the restrictions currently proposed, if enacted, may have a material adverse effect on the Company's results of operations. No assurance can be given as to the effect on the Company of existing laws and regulations or of new laws and regulations that may be adopted in the future. See "Business -- Customers" and "Business -- Government Regulation."

    ECONOMIC CONDITIONS; ADVERTISING TRENDS. The Company relies on sales of advertising space for its revenues and its operating results therefore are affected by general economic conditions as well as trends in the advertising industry. A reduction in advertising expenditures available for the Company's displays could result from a general decline in economic conditions, a decline in economic conditions in particular markets where the Company conducts business or a reallocation of advertising expenditures to other available media by significant users of the Company's displays.

    Historically, manufacturers of cigarettes have been major outdoor advertisers. Beginning in 1993, the leading tobacco companies substantially reduced their domestic advertising expenditures in response to a declining population of smokers in the United States, societal pressures to reduce advertising, consolidation in the tobacco industry and increasing price competition from generic products. In 1995, tobacco advertising accounted for 13.3% of the Company's net revenues, a reduction from 27.6% in 1991. There can be no assurance that the tobacco industry will not further reduce advertising expenditures in the future or that such reductions will not have a material adverse effect on the Company's revenues. See "-- Regulation of Outdoor
Advertising," "Business -- Sales and Services," and "Business -- Government Regulation."

    COMPETITION. The Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which has increased substantially over the past several years, including advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains, buses and subways. Some of the Company's competitors are substantially larger, better capitalized and have access to greater resources than the Company. There can be no assurance that outdoor advertising media will be able to compete with other types of media, or that the Company will be able to compete either within the outdoor advertising industry or with other media. See "Business -- Competition."

    RELIANCE ON KEY EXECUTIVES. The Company's success depends to a significant extent upon the continued services of its executive officers and other key management and sales personnel, in particular its President and Chief Executive Officer, Daniel L. Simon. Although the Company believes it has incentive and compensation programs designed to retain key employees, including a warrant plan to purchase shares of the Company's Common Stock upon the market value of the Common Stock reaching certain levels, the Company has few employment contracts with its employees, and very few of its employees are bound by non-competition agreements. The Company maintains key man insurance on Daniel L. Simon. The unavailability of the continuing services of its executive officers and other key management and sales personnel could have a material adverse effect on the Company's business. See "Management."

    CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS. Upon consummation of the Offering, the Company's officers, directors and their respective affiliates will beneficially own (including for this purpose options exercisable within 60 days, the Common Stock issuable upon exercise of the Warrants exercisable upon consummation of this Offering pursuant to the 1996 Warrant Plan (as defined in "Description of Capital

Stock -- The 1996 Warrant Plan") and shares over which such persons have voting control) approximately % of the outstanding shares of the Company's Common Stock. See "Principal and Selling Stockholders." Such persons, if acting together, would have sufficient voting power to control the outcome of corporate actions submitted to the stockholders for approval and to control the management and affairs of the Company, including the election of the Board of Directors of the Company. As a result of such control, certain transactions may not be possible without the approval of such stockholders, including proxy contests, mergers involving the Company and tender offers or other purchases of Common Stock that could give stockholders of the Company the opportunity to realize a premium over the then-prevailing market price for their shares of Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Special Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

    ANTI-TAKEOVER PROVISIONS. The level of stock ownership of the management of the Company and KIA V and KEP V (each as hereinafter defined), as well as the provisions of Delaware corporation law and the Certificate of Incorporation and Bylaws (each as defined in "Description of Capital Stock"), may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of stockholders to approve transactions that they may deem to be in their best interests. In addition, under the Company's Certificate of Incorporation, the Board of Directors has the authority to issue shares of Preferred Stock and establish the rights and preferences thereof without obtaining stockholder approval. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock."

    ABSENCE OF PUBLIC MARKET. Prior to this Offering, there has been no public market for the Common Stock of the Company. There can be no assurance that, following this Offering, an active trading market for the Common Stock will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Representatives of the Underwriters and will not necessarily be indicative of the market price of the Common Stock after this Offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

    IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of Common Stock offered hereby will suffer an immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "Dilution."

    SHARES ELIGIBLE FOR FUTURE SALE. Beginning 180 days after the date of this Prospectus (upon expiration of lockup agreements with the Underwriters), the shares  of Common Stock outstanding as of  the date of this Prospectus, and
up to       additional  shares that may be  issued upon exercise of  outstanding stock options will become eligible for sale at prescribed times, subject to volume and manner of sale restrictions in reliance on Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock (including shares issued upon exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Shares Eligible for
Future Sale." An additional        shares are subject to issuance under the 1996
Warrant Plan and upon issuance will be eligible for sale. Moreover, KIA V and KEP V and their respective partners and certain officers of the Company, who in
the aggregate will beneficially  own           shares of  Common Stock upon  the
consummation of the Offering, will have certain registration rights with respect thereto. See "Management -- The 1996 Warrant Plan" and "Description of Capital Stock -- The Noteholder Warrants."

    NOTEHOLDER WARRANTS. Upon consummation of the Offering, the Noteholder Warrants (as defined in "Description of Capital Stock -- The Noteholder Warrants") will be exercisable for additional shares of Common Stock. The Warrant Shares (as defined in "Description of Capital Stock -- The Noteholder Warrants") entitled to be purchased upon exercise of the Noteholder Warrants have been registered pursuant to the Securities Act. As a result, such Warrant Shares shall become freely transferable beginning 180 days after the date of this Prospectus (upon expiration of lockup agreements with the Underwriters).

Sales of substantial amounts of Warrant Shares, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. See "Description of Capital Stock -- The Noteholder Warrants."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $46.0 million (or
approximately         million if  the  Underwriters'  over-allotment  option  is exercised in full), after deducting estimated underwriting discounts and commissions and offering expenses and assuming an initial offering price of
$    per share.

    The Company intends to use approximately $9.0 million of such proceeds to retire a portion of the Secured Notes (as defined in "Management Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources") and to repay $37.0 million outstanding under the Acquisition Credit Facility (the "Acquisition Indebtedness"). The Acquisition Indebtedness was incurred on April 5, 1996 in an aggregate principal amount of $84.5 million bearing interest at 8.25% per annum to finance a certain acquisition and refinance other indebtedness incurred by the Company to finance its prior acquisitions. The Secured Notes were issued on June 23, 1994 in an aggregate principal amount of $50 million and were offered at a substantial discount from their principal amount. No interest will accrue on the Secured Notes prior to July 1, 1999 and the Secured Notes mature on July 1, 2004. Commencing July 1, 1999, interest on the Secured Notes will accrue at the rate of 14% per annum and will be payable semiannually. See "Description of Indebtedness and Other Commitments."

    The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY

    The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain any future earnings for reinvestment in the Company. In addition, the Company's credit agreements, Secured Notes and the UOI Notes that will remain outstanding following this Offering place limitations on the Company's ability to pay dividends or make any other distributions on Common Stock. See "Description of Capital Stock" and "Description of Indebtedness and Other Commitments." Any future determination as to the payment of dividends will be subject to such prohibitions and limitations, will be at the discretion of the Company's Board of Directors and will depend on the Company's results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors.

                                    DILUTION

    The pro forma deficit in net tangible book value of the Company's Common Stock as of March 31, 1996 was approximately $ million, or $ per share. The pro forma deficit in net tangible book value per share of Common Stock represents the amount of the Company's common stockholders' deficit on a pro
forma  basis, less intangible  assets, divided by        shares  of Common Stock
outstanding as of March 31, 1996.

    Net tangible book value dilution per share of Common Stock represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the pro forma deficit in net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of shares of Common Stock in this Offering at an assumed offering price of $ per share and the application of the estimated net proceeds therefrom, the pro forma deficit in net tangible book value of the Common Stock as of March 31, 1996 would have been $ million, or $ per share of Common Stock. This represents an immediate decrease in the deficit in the net tangible book value of $ per share of Common Stock to existing common stockholders and an immediate dilution in net tangible book value of $ per share of Common Stock to purchasers of Common Stock in this Offering. The following table illustrates the dilution in the net tangible book value per share to new investors:

Assumed initial public offering price per share of Common Stock........             $
  Pro forma deficit in net tangible book value per share of Common
   Stock at March 31, 1996.............................................  $
  Decrease in deficit per share of Common Stock attributable to new investors...........................................................
Pro forma deficit in net tangible book value per share of Common Stock after the Offering (1)................................................
Dilution per share to new investors....................................             $
                                                                                    ---------
                                                                                    ---------

- ------------------------
(1) If the Underwriters' over-allotment option is exercised in full, the pro forma deficit in net tangible book value would be approximately $ per
    share, resulting in dilution to new investors in  this Offering of $     per
    share.

    The following table sets forth, as of the close of this Offering, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid by both existing stockholders and by new investors purchasing shares of Common Stock in this Offering:

                                                        SHARES OF COMMON STOCK
                                                             ACQUIRED (1)          TOTAL CONSIDERATION
                                                        -----------------------  -----------------------  AVERAGE PRICE
                                                         NUMBER      PERCENT      AMOUNT      PERCENT       PER SHARE
                                                        ---------  ------------  ---------  ------------  -------------
Existing stockholders (1).............................                       %                        %     $
New investors (2).....................................
  Total...............................................                       %                        %
                                                        ---------         ---                      ---
                                                        ---------         ---                      ---

- ------------------------
(1)  Excludes       shares of Common Stock issuable pursuant to the 1996 Warrant
    Plan. Of such shares,        are eligible for issuance upon exercise of  the
    outstanding warrants exercisable upon consummation of the Offering at a warrant exercise price of $ per share. Also excludes shares of Common Stock issuable pursuant to the outstanding Noteholder Warrants. See "Management -- The 1996 Warrant Plan" and "Description of Capital Stock -- The Noteholder Warrants".

(2) Sales by the Selling Stockholders in this Offering will reduce the number of
    shares  of Common Stock held by existing stockholders to        , or    % of
    the total number of shares of Common Stock to be outstanding after this Offering, and will increase the number of shares of Common Stock to be
    purchased by new investors to        , or   %, of the total number of shares
    of Common Stock to be outstanding after this Offering. See Note 1 above and "Principal and Selling Stockholders."

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company at March 31, 1996, and as adjusted to give effect to the Offering at an assumed offering price of $ . The table should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein.

                                                                    MARCH 31, 1996
                                                              ---------------------------
                                                                         PRO        AS
                                                              ACTUAL   FORMA (1) ADJUSTED (2)
                                                              -------  --------  --------
                                                                (DOLLARS IN THOUSANDS)
Short term debt:
  Current maturities of long term debt and other
   obligations..............................................  $    58  $    --   $    --
                                                              -------  --------  --------
Long term debt:
  Revolving Credit Facility.................................    3,692       --        --
  Acquisition Credit Facility...............................   18,778    8,552        --
  Acquisition Term Loan.....................................       --   75,000    46,152
  14% Series A Senior Secured Discount Notes due 2004.......   30,175   30,175    22,631
  11% Series A Senior Notes due 2003........................   64,179   64,179    64,179
  Other obligations.........................................    3,424    2,342     2,342
                                                              -------  --------  --------
    Total long term debt and other obligations..............  120,248  180,248   135,304
Common stockholders' equity (deficit).......................  (40,533) (10,532 )  32,961
                                                              -------  --------  --------
    Total capitalization....................................  $79,773  $169,716  $168,265
                                                              -------  --------  --------
                                                              -------  --------  --------

- ------------------------
(1) Reflects the Naegele Acquisition consummated as of April 5, 1996 and issuance of Class B Common Stock and Class C Common Stock. See "Business -- Acquisitions" and "Certain Transactions."

(2) Reflects the application of the net proceeds of the Offering.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

    The selected financial data presented below as of and for the year ended December 31, 1995 and the three months ended March 31, 1996 and 1995 are derived from the Consolidated Financial Statements of the Company. The selected financial data as of and for the years ended December 31, 1992, 1993, 1994 and 1995 are derived from the financial statements of the Company. Certain of such financial statements were unaudited. The financial statements of the Company for the three years in the period ended December 31, 1995 were audited by Price Waterhouse LLP, independent accountants, as indicated in their report included elsewhere in this Prospectus. The selected financial data as of and for the three months ended March 31, 1995 and 1996 are derived from the combined financial statements included herein and include all normal and recurring adjustments necessary for a fair presentation of such data. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Due to the significant development and acquisition of additional structures, the data set forth below is not necessarily comparable on a year-to-year basis and data set forth for certain periods is not indicative of results for the full year.

                                                   YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------
                                                                                    PRO
                                                                                 FORMA (6)
                                     1991     1992     1993     1994     1995      1995
                                    -------  -------  -------  -------  -------  ---------
STATEMENT OF OPERATIONS DATA:
Gross revenue.....................  $21,435  $27,896  $28,710  $33,180  $38,101   $70,081
Net revenues (1)..................   18,835   24,681   25,847   29,766   34,148    62,363
Direct advertising expenses.......    7,638   10,383   10,901   11,806   12,864    24,435
General and administrative
 expenses.........................    3,515    3,530    3,357    3,873    4,645     7,925
Depreciation and amortization.....    5,530    7,817    8,000    7,310    7,402    15,643
Operating income..................    2,152    2,951    3,589    6,777    9,237    14,360
Interest expense..................    6,599    9,591    9,299   11,809   12,894
Other (expense) income, net.......      (53)     291     (351)    (134)     (46)
Net income (loss) before extra-
 ordinary item (2)................   (4,500)  (6,349)  (6,061)  (5,166)  (3,703)
Net loss..........................   (4,500)  (6,349)  (9,321)  (5,166)  (3,703)
Net loss per share................
Weighted average common and
 equivalent shares outstanding....

OTHER DATA:
Operating Cash Flow (3)...........  $ 7,682  $10,768  $11,589  $14,087  $16,639   $30,003
Operating Cash Flow Margin (4)....     40.8%    43.6%    44.8%    47.3%    48.7%     48.1%
Capital expenditures..............    2,047    2,352    2,004    4,668    5,620
Depreciation and amortization.....    5,530    7,817    8,000    7,310    7,402    15,643

                                         THREE MONTHS ENDED MARCH 31,
                                    --------------------------------------
                                                PRO                 PRO
                                             FORMA (6)           FORMA (6)
                                     1995      1995       1996     1996
                                    -------  ---------   ------  ---------
STATEMENT OF OPERATIONS DATA:
Gross revenue.....................  $ 8,025   $15,212    $9,332   $16,869
Net revenues (1)..................    7,236   13,571      8,427   15,101
Direct advertising expenses.......    3,108    5,949      3,571    6,509
General and administrative
 expenses.........................    1,072    1,923      1,227    2,110
Depreciation and amortization.....    1,737    3,721      2,032    4,060
Operating income..................    1,319    1,978      1,597    2,422
Interest expense..................    3,087               3,594
Other (expense) income, net.......      (10)                (10)
Net income (loss) before extra-
 ordinary item (2)................   (1,778)             (2,007)
Net loss..........................   (1,778)             (2,007)
Net loss per share................
Weighted average common and
 equivalent shares outstanding....
OTHER DATA:
Operating Cash Flow (3)...........  $ 3,056   $5,699     $3,629   $6,482
Operating Cash Flow Margin (4)....     42.2%    42.0%      43.1%    42.9%
Capital expenditures..............      576               1,966
Depreciation and amortization.....    1,737    3,721      2,032    4,060

                                                                                                             MARCH 31, 1996
                                                                YEAR ENDED DECEMBER 31,                 -------------------------
                                                 -----------------------------------------------------   PRO FORMA   AS ADJUSTED
                                                   1991       1992       1993       1994       1995         (7)          (8)
                                                 ---------  ---------  ---------  ---------  ---------  -----------  ------------
BALANCE SHEET DATA:
Working capital(5).............................  $   2,365  $   1,326  $   1,730  $   2,845  $   4,195   $   6,670    $    6,670
Total assets...................................     71,682     65,754     61,816     68,253     71,050     177,963       176,512
Total long-term debt and other obligations.....     65,076     59,363     69,254     99,669    106,362     180,248       135,304
Redeemable preferred stock.....................     13,442     15,055     21,505
Common stockholders' equity (deficit)..........    (11,450)   (17,799)   (32,157)   (34,823)   (38,526)    (10,532)       32,961

- ------------------------------
(1)  Net revenues are gross revenues less agency commissions.

(2)  Extraordinary loss represents loss on early extinguishment of debt.

(3) "Operating Cash Flow" is operating income before depreciation and amortization. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(4) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

(5)  Working  capital  is  current assets  less  current  liabilities (excluding
     current  maturities  of  long-term  debt  and  other  obligations).   Other
     obligations totalled $2,850 at December 31, 1992.

(6) Represents actual amounts adjusted to give effect to the acquisitions of NOA Holding Company, Ad-Sign, Inc. and Image Media, Inc. See Pro Forma Combined Statement of Operations.

(7) Represents actual amounts adjusted to give effect to the acquisition of NOA Holding Company. See Pro Forma Combined Balance Sheet.

(8) Represents actual amounts adjusted to give effect to the acquisition of NOA Holding Company and the application of the estimated net proceeds of $46.0 million to the Company of this Offering based upon an assumed public offering price of $ per share and the application of the net proceeds therefrom. See "Use of Proceeds" and Pro Forma Combined Balance Sheet.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the consolidated results of operations of the Company for the three years ended December 31, 1995 and financial condition at December 31, 1995 should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes included elsewhere in this Prospectus.

GENERAL

    The Company has grown significantly since 1989 through the acquisition of outdoor advertising businesses and individual display faces in specific markets, improvements in occupancy and advertising rates, and the development of new display faces in existing markets. Between January 1, 1989 and April 30, 1996, the Company spent in excess of $160 million to acquire additional display faces, increasing the number of its display faces from approximately 500 at the beginning of 1989 to approximately 12,700 at April 30, 1996. During this period, the Company's net revenues increased from $10.3 million in 1989 to $34.1 million in 1995. The following table lists the Company's acquisitions since January 1, 1989:

                                                                                APPROXIMATE NUMBER AND TYPE OF
                                                                                    DISPLAY FACES ACQUIRED
                                                                        ----------------------------------------------
YEAR OF                                                                               30-SHEET     8-SHEET
ACQUISITION                            MARKETS                           BULLETINS     POSTERS     POSTERS     TOTAL
- --------------  ------------------------------------------------------  -----------  -----------  ---------  ---------
  1989........  Milwaukee, Chicago                                             270       --          --            270
  1990........  Chicago                                                         12       --          --             12
  1991........  Indianapolis, Des Moines, Evansville, Chicago                  421        2,480         140      3,041
  1994........  Chicago, Milwaukee                                              20       --           4,151      4,171
  1995........  Chicago, Dallas                                                  9       --           1,127      1,136
  1996........  Chicago, Minneapolis/St. Paul, Jacksonville                  1,022        2,550      --          3,572
                                                                        -----------  -----------  ---------  ---------
    Total.............................................................       1,754        5,030       5,418     12,202
                                                                        -----------  -----------  ---------  ---------
                                                                        -----------  -----------  ---------  ---------

    The Company's acquisitions have been financed through bank borrowings and the issuance of long-term debt and redeemable preferred stock (all of which has been redeemed), as well as with internally-generated funds. All acquisitions have been accounted for using the purchase method of accounting, and consequently, operating results from acquired operations are included from the respective dates of those acquisitions. As a result of these acquisitions and the effects of consolidation of operations following each acquisition, the operating performance of certain markets and of the Company as a whole reflected in the Company's Consolidated Financial Statements and other financial and operating data included herein are not necessarily comparable on a year-to-year basis.

RESULTS OF OPERATIONS

    The following table presents certain operating statement items in the Consolidated Statements of Operations as a percentage of net revenues:

                                                               THREE YEARS ENDED DECEMBER 31,      THREE MONTHS ENDED
                                                                                                       MARCH 31,
                                                             ----------------------------------  ----------------------
                                                                1993        1994        1995        1995        1996
                                                             ----------  ----------  ----------  ----------  ----------
Net revenues...............................................      100.0%      100.0%      100.0%      100.0%      100.0%
  Direct advertising expenses..............................       42.2        39.7        37.7        43.0        42.4
  General and administrative expenses......................       13.0        13.0        13.6        14.8        14.5
                                                               -----       -----       -----       -----       -----
Operating Cash Flow (1)....................................       44.8        47.3        48.7        42.2        43.1
Depreciation and amortization..............................       30.9        24.5        21.6        24.0        24.1
                                                               -----       -----       -----       -----       -----
Operating income...........................................       13.9        22.8        27.1        18.2        19.0
Other expense, primarily interest..........................       37.3        40.2        37.9        42.8        42.8
                                                               -----       -----       -----       -----       -----
Net loss before extraordinary item.........................      (23.4)      (17.4)      (10.8)      (24.6)      (23.8)
                                                               -----       -----       -----       -----       -----
                                                               -----       -----       -----       -----       -----

- ------------------------------
(1) "Operating Cash Flow" is operating income before depreciation and amortization. Operating Cash Flow is not intended to represent net cash flow provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

    Revenues are a function of both the occupancy of the Company's display faces and the rates that the Company charges for their use. The Company focuses its sales effort on maximizing occupancy levels while maintaining rate integrity in its markets. Additionally, the Company believes it is important to the overall sales effort to continually attempt to develop new inventory in growth areas of its existing markets in order to enhance overall revenues.

    Historically, manufacturers of cigarettes have been major outdoor advertisers. In the early 1990's, tobacco manufacturers began substantially reducing their advertising expenditures. By diversifying its customer base and increasing sales to local advertisers, the Company's tobacco revenues as a percentage of total revenues declined from 19.9% in 1992 to 13.3% in 1995, while the Company's total net revenues increased 38.4% during the same period.

    Net revenues represent gross revenues less commissions paid to advertising agencies that contract for the use of advertising displays on behalf of advertisers. Approximately 35% of the Company's gross revenues are contracted for directly from local advertisers. Agency commissions on those revenues which are contracted through agencies are typically 15% of gross revenues on local sales and 16 2/3% of gross revenues on national sales. The Company considers agency commissions as a reduction in gross revenues, and measures its operating performance based upon percentages of net revenues rather than gross revenues.

    Direct advertising expenses consist of the following five catagories: lease, production, sales, maintenance and illumination. The lease expense consists mainly of rental payments to owners of the land underlying the signs. The production category consists of all of the costs to produce advertising copy and install it on the display faces. Sales expense consists mainly of the cost of staffing a sales force to sell within a specific market. The maintenance category includes minor repair and miscellaneous maintenance of the sign structures and the illumination category consists mainly of electricity costs to light the display faces. The majority of these direct expenses are variable costs (other than lease costs) that will fluctuate with the overall level of revenues. In 1995, these expenses amounted to the following approximate percentages of net revenues: lease 14.2%, production 11.3%, sales 6.8%, maintenance 3.3% and illumination 2.1%.

    General and administrative expenses occur at both the market and corporate levels. At the market level these expenses contain various items of office overhead pertaining to both the personnel and the facility required to administer a given market. The corporate general and administrative costs represent staff and facility expenses for the executive offices and the centralized accounting function. Both types of general and administrative expenses are primarily fixed expenses in the operation of the business.

    The Company had federal income tax net operating losses ("NOLs") of approximately $15.5 million as of December 31, 1995, which will expire over a period of years beginning in 2005. Use of these NOLs is subject to an annual limit of approximately $2.4 million under Section 382 of the Internal Revenue Code of 1986, as amended, and may be subject to further restriction under the rules applicable to corporations filing consolidated federal income tax returns. Management believes that sufficient taxable income will be generated to use the $15.5 million of NOLs prior to their expiration between 2005 and 2010. However, there can be no assurance that sufficient taxable income will be generated in the future.

COMPARISON OF THREE MONTH PERIODS ENDED MARCH 31, 1996 AND MARCH 31, 1995

    Net revenues increased 16.5% to $8.4 million during the first three months of 1996 from $7.2 million in the corresponding 1995 period, reflecting higher advertising rates and occupancy levels experienced primarily in the Indianapolis, Des Moines and Evansville markets and the inclusion of the 1996 partial period of revenues from the acquisition of Ad-Sign, Inc.

    Direct advertising expenses increased to $3.6 million in the first three months of 1996 from $3.1 million in the 1995 period as a result of the higher net revenues. As a percentage of net revenues, direct advertising expenses decreased slightly to 42.4% in the first three months of 1996 compared to 43.0% in the 1995 period as a result of economies of scale associated with increased revenues.

    General and administrative expenses increased to $1.2 million in the first three months of 1996 from $1.1 million in the 1995 period primarily as a result of increased payroll costs. As a percentage of net revenues, general and administrative expenses decreased to 14.6% in the first three months of 1996 from 14.8% in the 1995 period as a result of economies of scale associated with increased revenues.

    As a result of the above factors, Operating Cash Flow increased by 18.8% to $3.6 million in 1996 from $3.1 million in 1995.

    Depreciation and amortization expense for the first three months of 1996 increased to $2.0 million from $1.7 million in 1995 due to large increases in the fixed assets offset by reduced depreciation of certain older fixed assets.

    Total interest expense in the first three months of 1996 increased to $3.6 million from $3.1 million in the 1995 period primarily as a result of larger borrowings under the Acquisition Credit Facility following the acquisition of Ad-Sign, Inc.

    The foregoing factors contributed to the Company's $2.0 million net loss in the first three months of 1996 from a $1.8 million net loss in the 1995 period.

COMPARISON OF YEARS ENDED DECEMBER 31, 1995 AND DECEMBER 31, 1994

    Net revenues increased 14.7% to $34.1 million during 1995 from $29.8 million in 1994, reflecting higher advertising rates and occupancy levels particularly in the Chicago and Indianapolis markets and inclusion of approximately $500,000 in revenues attributable to the acquisitions in the Dallas market.

    Direct advertising expenses increased to $12.9 million in 1995 from $11.8 million in 1994 as a result of higher sales during the 1995 period. As a percentage of net revenues, however, direct advertising expenses decreased to 37.7% in 1995 as a result of economies of scale associated with increased revenues.

    General and administrative expenses in 1995 increased to $4.6 million from $3.9 million in 1994 due to the incremental payroll costs associated with additional employees and expenses related to acquisitions. As a percentage of net revenues, general and administrative expenses increased to 13.6% from 13.0% in the prior year. This increase was due primarily to the incremental payroll costs associated with additional employees and expenses related to acquisitions.

    As a result of the above factors, Operating Cash Flows increased by 18.1% to $16.6 million in 1995 from $14.1 million in 1994 .

    Depreciation and amortization expenses increased slightly to $7.4 million in 1995 from $7.3 million in 1994 due to large increases in the fixed assets offset by reduced depreciation of the older fixed assets.

    Total interest expense increased to $12.9 million in 1995 from $11.8 million in 1994 due to interest expense associated with additional borrowings and the accretion of interest due to a larger amount of principal outstanding, partially offset by the elimination of the accretion of dividends on redeemable preferred stock.

    The foregoing factors contributed to the Company's $3.7 million net loss in 1995 compared to a net loss of $5.2 million in 1994. Because the Company incurred net losses in 1995, 1994 and 1993, it had no provision for income taxes in those years.

COMPARISON OF YEARS ENDED DECEMBER 31, 1994 AND DECEMBER 31, 1993

    Net revenues increased 15.2% to $29.8 million during 1994 from $25.8 million in 1993, reflecting higher advertising rates and occupancy levels and increased sales to local advertisers. Increases in revenue from the advertising structures acquired in certain acquisitions, offset by declines in revenues from the January 1994 sale of the Company's 97 bulletin display faces in Jacksonville, accounted for approximately $700,000 of the increased revenues in 1994.

    Direct advertising expenses increased to $11.8 million in 1994 from $10.9 million in 1993 as a result of higher sales during the 1994 period. As a percentage of net revenues, however, direct advertising expenses decreased to 39.7% in 1994 as a result of economies of scale associated with increased revenues.

    General and administrative expenses in 1994 increased to $3.9 million from $3.4 million in 1993 due to the incremental payroll costs associated with additional employees. As a percentage of net revenues, however, general and administrative expenses remained flat at 13.0%.

    As a result of the above factors, Operating Cash Flow increased by 21.6% to $14.1 million in 1994 from $11.6 million in 1993.

    Depreciation and amortization expenses decreased to $7.3 million (24.6% of net revenues) in 1994 from $8.0 million (31.0% of the net revenues) in 1993 due to scheduled depreciation of the fixed assets.

    Total interest expense increased to $11.8 million in 1994 from $9.3 million in 1993 as a result of the incremental interest associated with the Secured Note Offering (as defined in "Liquidity and Capital Resources") and the additional borrowings in 1994, which were partially offset by less accretion of dividends on the redeemable preferred stock because such stock was redeemed in June 1994.

    The foregoing factors contributed to the Company's $5.2 million net loss in 1994 compared to a net loss of $9.3 million in 1993 (which included a $3.3 million extraordinary charge recorded in the fourth quarter of 1993). Because the Company incurred net losses in 1994 and 1993, it had no provision for income taxes in those years.

QUARTERLY COMPARISONS

    The following table sets forth certain quarterly financial information of the Company for each quarter of 1994 and 1995 and for the first quarter of 1996. The information has been derived from the quarterly financial statements of the Company which are unaudited but which, in the opinion of management, have been prepared on the same basis as the financial statements included herein and include all adjustments (consisting only of normal recurring items) necessary for a fair presentation of the financial result for such periods. This information should be read in conjunction with the financial statements and the notes thereto and the other financial information appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                   THREE MONTHS ENDED
                         ------------------------------------------------------------------------------------------------------
                          MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,     MARCH 31,    JUNE 30,     SEPT. 30,    DEC. 31,
                            1994         1994         1994         1994         1995         1995         1995         1995
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
STATEMENT OF OPERATIONS
 DATA:
Net revenues...........   $   6,102    $   7,803    $   7,973    $   7,888    $   7,236    $   9,175    $   8,940    $   8,797
Operating income.......         924        2,333        2,002        1,518        1,319        3,055        2,458        2,405
Net income (loss)......      (2,053)        (498)      (1,099)      (1,516)      (1,778)        (215)        (811)        (899)

PERCENTAGE OF NET
 REVENUES:
Operating income.......        15.1%        29.9%        25.1%        19.2%        18.2%        33.3%        27.5%        27.3%
Net income (loss)......       (33.6)        (6.4)       (13.8)       (19.2)       (24.6)        (2.3)        (9.1)       (10.2)

OTHER DATA:
Operating Cash Flow
 (1)...................   $   2,709    $   3,998    $   3,885    $   3,495    $   3,056    $   4,856    $   4,308    $   4,419
Operating Cash Flow
 Margin (2)............        44.4%        51.2 %       48.7 %       44.3 %       42.2 %       52.9 %       48.2 %       50.2%


                          MARCH 31,
                            1996
                         -----------
STATEMENT OF OPERATIONS
 DATA:
Net revenues...........   $   8,427
Operating income.......       1,597
Net income (loss)......      (2,007)
PERCENTAGE OF NET
 REVENUES:
Operating income.......        19.0%
Net income (loss)......       (23.8)
OTHER DATA:
Operating Cash Flow
 (1)...................   $   3,629
Operating Cash Flow
 Margin (2)............        43.1 %

- ----------------------------------

(1) "Operating Cash Flow" is operating income before depreciation and amortization. Operating Cash Flow is not intended to represent net cash provided by operating activities as defined by generally accepted accounting principles and should not be considered as an alternative to net income
    (loss) as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of liquidity. The Company believes Operating Cash Flow is a measure commonly reported and widely used by analysts, investors and other interested parties in the media industry. Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the media industry.

(2) "Operating Cash Flow Margin" is Operating Cash Flow stated as a percentage of net revenues.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically satisfied its working capital requirements with cash from operations and revolving credit borrowings. Its acquisitions have been financed primarily with borrowed funds and, to a lesser extent, with preferred stock.

    In April 1996, the Company consummated the Naegele Acquisition (as defined hereafter) pursuant to which the Company acquired approximately 2,550 poster faces (of which approximately 1,455 are located in the Minneapolis/St. Paul market and approximately 1,095 are located in the Jacksonville market) and approximately 840 painted bulletin faces (of which approximately 440 are located in the Minneapolis/St. Paul market and approximately 400 are located in the Jacksonville market). The purchase price of the Naegele Acquisition, including fees and expenses associated with the transaction, was approximately $90 million. In connection therewith, UOI, its current lender, LaSalle National Bank ("LaSalle"), and an additional bank, Bankers Trust Company ("Bankers Trust"; together with LaSalle, the "Lenders"), agreed to (i) refinance the Company's existing credit facility with a revolving credit facility (the "Revolving Credit Facility") and (ii) provide an additional extension of credit for purposes of acquisition financing (the "Acquisition Credit Facility") and, specifically, the financing, in part, of the Naegele Acquisition. The Lenders extended an acquisition term loan in the amount of $75 million and an acquisition revolving credit line in the amount of $12.5 million for a total commitment of $87.5 million, of which $84.5 million was drawn at the closing of the Naegele Acquisition. In addition, the Lenders extended a working capital revolving credit line in the amount of $12.5 million, of which no amount has been drawn. Each of the Revolving Credit Facility and the Acquisition Credit Facility are secured by a lien on the assets of UOI and a pledge of the stock of the Company, as well as a pledge of the stock of any wholly-owned subsidiary of UOI. In addition to the amounts drawn under the Acquisition Credit Facility, the Company sold a minority portion of its capital stock for $30 million in cash proceeds which was used to finance the remaining amount of the Naegele Acquisition and to refinance existing indebtedness.

    The Company expects to use the net proceeds of the Offering of $46.0 million after deducting expenses to repay approximately $9.0 million of the Secured Notes and to repay approximately $37.0 million outstanding under the Acquisition Credit Facility. At April 30, 1996, there were no amounts outstanding under the Revolving Credit Facility and approximately $84.5 million outstanding under the Acquisition Credit Facility. Upon consummation of the Offering and application of the net proceeds therefrom, approximately $12.5 million and $ million are expected to be available for borrowing under the Revolving Credit Facility and the Acquisition Credit Facility, respectively.

    Net cash provided by operating activities increased to $2.9 million for the three months ended March 31, 1996 from $2.0 million for the 1995 period. Net cash provided by operating activities increased to $7.0 million in 1995 from $4.9 million in 1994. Net cash provided by operating activities reflects the Company's net loss adjusted for non-cash items and the use or source of cash for the net change in working capital.

    The Company's net cash used in investing activities of $15.7 million for the three months ended March 31, 1996 includes cash used for acquisitions of $13.6 million and other capital expenditures of $2.0 million, including the expenditure of $320,000 for the acquisition of a building in Milwaukee. The Company's net cash used in investing activities of $9.1 million for the year ended December 31, 1995 includes cash used for acquisitions of $1.9 million and other capital expenditures of $5.6 million. Capital expenditures have been made primarily to develop new structures in each of its markets. The Company intends to continue to develop new structures in its markets and to consider other potential acquisitions. Management established the Acquisition Credit Facility for the purpose of financing acquisitions and capital expenditures relating to the development and improvement of advertising structures. The Company believes that its cash from operations, together with available borrowings under the Revolving Credit Facility and the Acquisition Credit Facility, will be sufficient to satisfy its cash requirements, including anticipated capital expenditures, for the foreseeable future. However, in the event cash from operations, together with available funds under the Revolving Credit Facility and the Acquisition Credit Facility are insufficient to satisfy its cash requirements, the Company may incur additional indebtedness to finance its operations including, without limitation, additional acquisitions.

    For the three months ended March 31, 1996, $12.8 million was used in financing activities primarily due to acquisitions. For the three months ended March 31, 1995, net cash of $0.1 million was used in financing activities, primarily due to expenses associated with the establishment of an acquisition credit facility. For the years ended December 31, 1995 and 1994, $2.1 million and $3.3 million, respectively, was provided by financing activities, primarily as a result of additional borrowings under the prior credit facility.

    In June 1994, the Company completed an offering (the "Secured Note Offering") of $50 million of Senior Secured Discount Notes due 2004 (the
"Secured Notes"), the proceeds from which were used to redeem all of the Company's outstanding preferred stock and a portion of the Company's outstanding common stock and for working capital purposes. The Secured Notes accrue interest at a rate of 14% per annum with cash payments thereon beginning on January 1, 2000. The Secured Notes are secured by all of the outstanding capital stock of UOI. Universal Outdoor is a holding company with no business operations other than those of UOI, and its sole source of income is its ability, as the sole stockholder of UOI, to cause UOI to make distributions on its capital stock. However, UOI currently expects that it will retain its cash flows from operating activities for use in its business and the servicing of its outstanding debt. Furthermore, the terms of the indenture (the "UOI Indenture") governing the UOI Notes and the Revolving Credit Facility effectively preclude UOI from paying dividends or making other payments to the Company (except for limited payments for certain expenses of the Company and the purchase of the Secured Notes).

    The Company expects to fund its capital expenditures primarily with cash from operations and expects its capital expenditures to be primarily for development of additional structures. The Company intends to utilize its cash from operations to continue to develop new advertising structures in each of its markets, and, as appropriate opportunities arise, to acquire additional outdoor advertising operations in its existing markets, in geographically proximate markets and in contiguous markets. The Company is also exploring the development of other forms of out-of-home media, such as bus shelter advertising and transit advertising that management believes would complement the Company's existing outdoor operations. The restrictions imposed by the Revolving Credit Facility, the Acquisition Credit Facility, the UOI Indenture and the indenture governing the Company's Secured Notes may limit the Company's use of cash from operations for these purposes.

IMPACT OF RETIREMENT OF DEBT ON NET INCOME

    The Company intends to utilize a portion of the proceeds from this Offering to redeem 25% of the aggregate principal amount of the Secured Notes. The Secured Notes will be redeemed at 114% of their accreted value at the time of the Offering. The Company will also use the remaining proceeds to repay a portion of the acquisition term loan and the Acquisition Credit Facility. In connection with the early retirement of the Secured Notes and a portion of the acquisition term loan, the Company expects to incur an extraordinary loss approximating $1.1 million representing the difference between the redemption amount and the accreted value of the Secured Notes.

INFLATION

    Inflation has not had a significant impact on the Company over the past three years. The floating rate on the Revolving Credit Facility and Acquisition Credit Facility could increase in an inflationary environment, but management believes that because a significant portion of the Company's costs are fixed, inflation will not have a material adverse effect on its operations. However, there can be no assurance that a high rate of inflation in the future will not have an adverse effect on the Company's operations.

NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board has issued SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets, and long-lived assets and certain identifiable intangibles to be disposed of. While the Company has not completed its evaluation of the impact that will result from adopting this statement, it does not believe that adoption of the statement will have a significant impact on the Company's financial position and results of operations. In addition, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which allows a Company to record stock-based compensation on the basis of fair value. The Company will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based compensation.

                                    BUSINESS

GENERAL

    The Company is a leading outdoor advertising company operating approximately 12,700 advertising display faces in eight markets, including Chicago, Minneapolis/St. Paul, Indianapolis, Jacksonville, Milwaukee, Des Moines, Evansville and Dallas. The Company believes that it owns and operates the largest number of outdoor advertising display faces in the Chicago, Minneapolis/St. Paul, Indianapolis, Jacksonville, Des Moines, and Evansville markets. The Company increased its annual net revenues from $18.8 million in fiscal 1991 to $34.1 million in fiscal 1995, or $62.4 million on a pro forma basis after giving effect to acquisitions by the Company in the first half of 1996. During the same period, the Company increased its Operating Cash Flow from $7.7 million to $16.6 million, or $30.0 million on a pro forma basis. The Company believes that its 1995 Operating Cash Flow Margin of 48.7%, or 48.1% on a pro forma basis, is among the highest in the industry. For the first quarter ended March 31, 1996, on a pro forma basis the Company had net revenues and Operating Cash Flow of $15.1 million and $6.5 million, respectively, which compare favorably to the pro forma results for the same period in 1995 of $13.6 million and $5.7 million, respectively.

    Since beginning operations with a single outdoor advertising structure in Chicago in 1973, the Company has achieved its leading position in the outdoor advertising industry through its aggressive acquisition and development efforts. Since 1989, the Company has acquired approximately 12,000 display faces in eight markets including more than 4,000 additional display faces in Chicago. During the same time period, the Company has built in excess of 315 new display faces in its markets, a number which the Company believes is among the largest built by any outdoor advertising company during such period.

    The Company's strategy is to improve upon its position as, or to become, the leading provider of outdoor advertising services in each of its markets by: (i) developing programs to maximize advertising rates and occupancy levels in existing markets; (ii) continuing to build new display faces in its existing markets; (iii) aggressively seeking acquisitions in existing and new strategically attractive markets; (iv) implementing technological advances that enhance the Company's operating efficiency and the attractiveness of outdoor advertising to advertisers; (v) improving Operating Cash Flow Margins through continued adherence to strict cost controls and centralization of administrative functions; and (vi) developing other forms of out-of-home media, such as bus shelter or transit advertising in order to enhance revenues in existing markets or provide access to new markets.

    The Company focuses its marketing efforts on developing and maintaining a diverse base of local advertisers which accounted for approximately 77% of the Company's net revenues in 1995. This local market focus has been critical to the Company's ability to consistently increase its net revenues while diversifying the account base, promoting rate integrity and adding stability to revenues.

    The Company believes that its senior management team is among the most experienced in the industry. Daniel L. Simon, President and Chief Executive Officer and the founder of the Company, has spent his entire professional career of 23 years in the outdoor advertising business. Brian T. Clingen, Vice President and Chief Financial Officer, and Paul G. Simon, Vice President and General Counsel, together possess over 24 years of experience in the industry. This management team has successfully completed and integrated 16 acquisitions since 1989.

INDUSTRY OVERVIEW

    Advertisers purchase outdoor advertising for a number of reasons. Outdoor advertising offers repetitive impact and a relatively low cost per-thousand-impressions, a commonly used media measurement, as compared to television, radio, newspapers, magazines and direct mail marketing. Accordingly, because of its cost-effective nature, outdoor advertising is a good vehicle to build mass market support. In addition, outdoor advertising can be used to target a defined audience in a specific location and, therefore, can be relied upon by local businesses concentrating on a particular geographic area where customers have specific demographic characteristics. For instance, restaurants, motels, service stations and similar roadside businesses may use outdoor advertising to reach potential customers close to the point of sale and provide directional information. Other local businesses such as television and radio stations and consumer products companies may wish to appeal more broadly to customers and consumers in the local market. National brand name advertisers may use the medium to attract customers generally and build brand awareness. In all cases, outdoor advertising can be combined with other media such as radio and television to reinforce messages being provided to consumers.

    Outdoor advertising dates back to the late 19th century when companies began renting space on fences for advertising placards or "bills" which were pasted or "posted," accounting for the current "billboards" and "posters" terminology. The outdoor advertising industry grew dramatically from the 1920s to the 1960s, with the significant increase in automobile travel and highway and freeway construction and improvement. As roadside advertising became more popular with advertisers, the displays used by the industry evolved from posters to more permanent billboards in standard sizes located in highly visible, high-traffic locations.

    The outdoor advertising industry's operating environment changed with the passage of the Highway Beautification Act of 1965 which encouraged states to implement legislation to control billboards located in non-commercial and non-industrial areas within a certain distance of federally funded highways. Since that time, various types of state and municipal laws governing outdoor advertising have been adopted. While these regulations have, in some jurisdictions, restricted the construction of new billboards and placed limitations on the expansion and improvement of existing displays, they typically have not significantly hindered the continued use of existing structures. In the Company's newly acquired Jacksonville market, however, as a result of a settlement of litigation by Naegele, the Company is required to remove a significant number of outdoor advertising structures. See "-- Government Regulation."

    The outdoor advertising industry has experienced significant change in recent periods due to a number of factors. First, the entire "out-of-home" advertising category has expanded to include, in addition to traditional billboards and roadside displays, displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses, blimps and subways. Second, while the outdoor advertising industry has experienced a decline in the use of outdoor advertising by tobacco companies, it has increased its visibility with and attractiveness to local advertisers as well as national retail and consumer product-oriented companies. Third, the industry has benefitted significantly from improvements in production technology, including the use of computer printing, vinyl advertising copy and improved lighting techniques, which have facilitated a more dynamic, colorful and creative use of the medium. This technological advance has permitted the outdoor advertising industry to respond more promptly and cost effectively to the changing needs of its advertising customers and make greater use of advertising copy used in other media. Lastly, the outdoor advertising industry has benefitted from the growth in automobile travel time for business and leisure due to increased highway congestion and continued demographic shifts of residences and businesses from the cities to outlying suburbs.

    As a result of these factors, the outdoor advertising industry has been experiencing increased advertiser interest and revenue growth in recent years, a trend which the Company believes will continue in the future. Outdoor advertising generated total revenues of approximately $1.8 billion in 1995, or approximately 1.1% of the total advertising expenditures in the United States, according to recent estimates by the OAAA. This represents growth of approximately 8.2% over estimated total revenues for 1994, and compares favorably to the growth of total U.S. advertising expenditures of approximately 7.7% during the same period. According to OAAA estimates, the out-of-home advertising market also grew by approximately 10.0% in 1995 from the prior year to approximately $3.5 billion in revenues.

    The outdoor advertising industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as many smaller and local companies operating a limited number of structures in a single or few local markets. While the industry has experienced some consolidation within the past few years, the OAAA estimates that there are still approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. The Company expects the trend of consolidation in the outdoor advertising industry to continue.

BUSINESS STRATEGY

    The Company's strategy is to improve upon its position as, or to become, the leading provider of outdoor advertising services in each of its markets and to expand its presence in attractive new markets.

    The following are the primary components of the Company's strategy:

    -MAXIMIZE RATES AND OCCUPANCY.  Through continued emphasis on customer sales and service, quality displays and inventory management, the Company seeks to maximize advertising rates and occupancy levels in each of its markets. The Company has recruited and trained a strong local sales staff supported by local managers operating under specific, sales-based compensation targets designed to obtain the maximum potential from its display inventory.

    -INCREASE MARKET PENETRATION. The Company seeks to expand operations within its existing markets through new construction, with an emphasis on painted bulletins, which generally command higher rates and longer term contracts from advertisers. In addition, the Company historically has acquired, and intends to continue to acquire, additional advertising display faces in its existing markets as opportunities become available.

    -PURSUE STRATEGIC ACQUISITIONS.  In addition to improved penetration of  its existing markets, the Company also seeks to grow by acquiring additional display faces in new markets. Such new markets allow the Company to capitalize on the efficiencies and cross-market sales opportunities associated with operating in multiple markets. In addition, new markets provide the added benefit of diversification.

    -CAPITALIZE ON TECHNOLOGICAL ADVANCES. The Company seeks to capitalize on technological advances that enhance its productivity and increase its ability to effectively respond to its customer's needs. The Company's continued investment in equipment and technology provide for greater ongoing benefits in the areas of sales, production and operation.

    -MAINTAIN  LOW COST STRUCTURE.   Through continued  adherence to strict cost
     controls, centralization of administrative functions and maintenance of low corporate overhead, the Company seeks to maximize its Operating Cash Flow Margin, which it believes to be among the highest in the industry. The Company believes its centralized administration provides opportunities for significant operating leverage from further expansion in existing markets and from future acquisitions.

    -DEVELOP OTHER OUT-OF-HOME MEDIA. The Company seeks to develop other forms of out-of-home media such as bus shelter or transit advertising in order to enhance revenues in existing markets or provide access to new markets.

    Through implementation of this business strategy, the Company has increased its outdoor advertising presence from 500 display faces in a single market in 1988 to approximately 12,700 in its eight markets at April 30, 1996.

ACQUISITIONS

    THE NAEGELE ACQUISITION. In April 1996, the Company acquired operations in the Minneapolis/St. Paul and Jacksonville markets. In a stock purchase transaction with NOA Holding Company (the
"Naegele Acquisition"), the Company acquired approximately 2,550 poster faces (of which approximately 1,455 are located in the Minneapolis/St. Paul market and approximately 1,095 are located in the Jacksonville market) and approximately 840 painted bulletin faces (of which approximately 440 are located in the Minneapolis/St. Paul market and approximately 400 are located in the Jacksonville market).

    The Company believes that the Naegele Acquisition will enhance its existing operations in its primary markets and will provide opportunities for increased revenues and operating cash flow. The

Company also believes that its presence in the Jacksonville market will provide cross-selling opportunities for regional and national advertisers. In addition, the Company believes that these acquisitions will result in greater efficiencies and economies of scale in its existing operations while strengthening its competitive position in its primary markets.

    OTHER ACQUISITIONS. In April 1996, the Company acquired 4 painted bulletin faces in the Chicago market from Paramount Outdoor, Inc. in an asset purchase transaction. In March 1996, through an asset purchase transaction with Image Media, Inc., the Company acquired 18 painted bulletin and painted wall faces in the Chicago market. In a transaction with Ad-Sign, Inc. in January 1996, the Company acquired approximately 160 painted bulletin faces in the Chicago market. In April 1995, the Company acquired approximately 6 painted bulletin faces in the Chicago market pursuant to a stock purchase transaction with O&B Outdoor, Inc. The Company has integrated the newly acquired faces from these acquisitions into its existing Chicago operations.

    The Company believes that the newly acquired advertising faces have enhanced its existing operations in the Chicago market and have provided opportunities for increased revenues and operating income. The Company also believes that its increased presence in the Chicago area has enhanced cross-selling and other marketing opportunities associated with its closely proximate geographic markets. In addition, the Company believes that these acquisitions have resulted in greater efficiencies and economies of scale in its existing operations while strengthening its competitive position in the Chicago market.

    In March 1995, the Company completed two acquisitions in the Dallas market. In a stock purchase transaction with Harrington Associates, Inc., the Company acquired approximately 740 junior (8-sheet) poster faces located in the Dallas market. In a stock purchase transaction with Best Outdoor, the Company acquired approximately 387 junior (8-sheet) poster faces in the Dallas market.

MARKETS

    Each of the Company's eight markets has demographic characteristics that are attractive to national advertisers, allowing the Company to package its displays in several of its markets in a single contract for advertisers in national and regional campaigns. Each market also has unique local industries, businesses, sports franchises and special events that are frequent users of outdoor advertising. The following is a review of each of the Company's markets. Information provided below with respect to Operating Cash Flow in each of the Company's markets excludes $1.4 million of total corporate expenses.

    -CHICAGO is the country's 3rd largest market with a population of 7.7 million residents that is projected to grow 5% by the year 2000. Chicago is home to 32 Fortune 500 companies and has one of the most extensive and heavily traveled freeway systems in the nation. The Company's business started with the building of a single outdoor advertising structure in suburban Chicago in 1973 and has grown to approximately 4,260 advertising display faces. For the twelve months ended March 31, 1996, the Company's Chicago operations had net revenues of $13.8 million and Operating Cash Flow of $8.1 million.

    -MINNEAPOLIS/ST. PAUL is the country's 12th largest market with a population of 2.6 million residents that is projected to grow 10% by the year 2000. Naegele acquired this market in 1991 and the Company currently owns approximately 1,897 advertising display faces. The Twin Cities is home to 31 Fortune 500 and Fortune Services 500 companies. The various industries represented in the area include medical research and development, computer technology, manufacturing and retail. The Twin Cities area contains one-half of Minnesota's population and three of the state's largest cities:
     Minneapolis, St. Paul and Bloomington. The Twin Cities is also home to the largest shopping mall in the country, the Mall of America, which draws traffic from neighboring markets. For the twelve months ended March 31, 1996, the Company's Minneapolis/St. Paul operations had net revenues of $16.7 million and Operating Cash Flow of $6.4 million.

    -INDIANAPOLIS is the country's 35th largest market with a population of  1.5 million residents that is projected to grow 6% by the year 2000. Indianapolis is the state capital of Indiana, a leading finance and service center, a major regional trade and distribution center, and has developed a niche in the sports market. It is also the home of 3 Fortune 500 companies. The Company expanded inventory in this market through construction of 22 new bulletin faces and 6 new poster faces over the last 3 years, and currently owns approximately 1,926 advertising display faces. For the twelve months ended March 31, 1996, the Company's Indianapolis operations had net revenues of $10.1 million and Operating Cash Flow of $5.8 million.

    -JACKSONVILLE  is the country's 46th largest market with a population of 1.0 million residents that is projected to grow 2.6% by the year 2000. Jacksonville is considered the gateway to the state of Florida, as nearly 50% of all traffic entering Florida enters through Jacksonville on Interstate 95. Jacksonville is also gaining recognition as a popular tourist destination. The Company currently owns appoximately 1,493 advertising display faces. For the twelve months ended March 31, 1996, the Company's Jacksonville operations had net revenues of $8.5 million and Operating Cash Flow of $4.2 million.

    -MILWAUKEE  is the  country's 34th largest  market with a  population of 1.7 million residents. The Company entered the Milwaukee market in 1989 by acquiring 266 display faces and currently owns approximately 580 advertising display faces. Milwaukee is home to 9 Fortune 500 companies. For the twelve months ended March 31, 1996, the Company's Milwaukee operations had net revenues of $4.7 million and Operating Cash Flow of $2.2 million.

    -DES MOINES is the country's 114th  largest market with a population of  0.5 million residents that is projected to grow 5% by the year 2000. Des Moines is home to 3 Fortune 500 companies, and is at the center of the Great Plains farm economy. The Company currently owns approximately 506 advertising display faces. For the twelve months ended March 31, 1996, the Company's Des Moines operations had net revenues of $2.9 million and Operating Cash Flow of $1.4 million.

    -EVANSVILLE is the country's 152nd largest market with a population of 0.3 million residents. Evansville's economy is dominated by manufacturing with two new plants expected to open in the near future. Additionally, the city expects to benefit from the recent addition of riverboat casino gambling. The Company entered the Evansville market in 1991 through an acquisition and currently owns approximately 845 advertising display faces. For the twelve months ended March 31, 1996, the Company's Evansville operations had net revenues of $3.1 million and Operating Cash Flow of $1.4 million.

    -DALLAS is the country's 11th largest market with a population of 2.9 million residents that is projected to grow 10% by the year 2000. Dallas is home to 18 Fortune 500 companies. The Company currently owns approximately 1,171 advertising display faces. For the twelve months ended March 31, 1996, the Company's Dallas operations had net revenues of $0.6 million and Operating Cash Flow of $0.1 million.

    The following tables include data relating to structures that were acquired or developed during certain years and were not owned during all of the years for which data has been presented. The following tables set forth the net revenues and Operating Cash Flow Margins for each of the Company's markets:

                                NET REVENUES (1)
                             (dollars in thousands)

                                                  FISCAL YEARS ENDED DECEMBER 31,              TWELVE MONTHS
                                       -----------------------------------------------------  ENDED MARCH 31,
                                         1991       1992       1993       1994       1995          1996
                                       ---------  ---------  ---------  ---------  ---------  ---------------
Chicago..............................  $   8,056  $   8,114  $   8,402  $  11,235  $  13,211     $  13,814
Minneapolis/St. Paul.................     14,707     14,967     15,069     14,999     16,320        16,677
Indianapolis.........................      2,919      6,322      6,793      8,513      9,897        10,149
Jacksonville.........................      5,784      5,103      5,640      7,349      8,525         8,510
Milwaukee............................      4,338      4,205      4,394      4,353      4,686         4,706
Des Moines...........................      1,229      2,629      2,553      2,792      2,747         2,883
Evansville...........................      1,134      2,369      2,354      2,873      3,028         3,147
Dallas...............................         --         --         --         --        579           640
Other................................      1,159      1,042      1,351         --         --            --
                                       ---------  ---------  ---------  ---------  ---------  ---------------
  Total..............................  $  39,326  $  44,751  $  46,556  $  52,114  $  58,993     $  60,526
                                       ---------  ---------  ---------  ---------  ---------  ---------------
                                       ---------  ---------  ---------  ---------  ---------  ---------------

                       OPERATING CASH FLOW MARGIN (1)(2)
      (before allocation of corporate general and administrative expenses)

                                                  FISCAL YEARS ENDED DECEMBER 31,              TWELVE MONTHS
                                       -----------------------------------------------------  ENDED MARCH 31,
                                         1991       1992       1993       1994       1995          1996
                                       ---------  ---------  ---------  ---------  ---------  ---------------
Chicago..............................    52.7%      51.8%      53.9%      58.2%      59.3%         58.5%
Minneapolis/St. Paul.................    32.7       35.6       33.2       34.8       37.8          38.6
Indianapolis.........................    49.5       50.0       48.7       53.9       56.7          57.2
Jacksonville.........................    24.3       21.8       24.9       42.0       48.4          49.8
Milwaukee............................    46.3       44.1       47.3       46.7       46.3          46.9
Des Moines...........................    53.5       49.7       46.7       41.3       47.3          48.3
Evansville...........................    46.1       42.2       33.8       40.8       42.9          44.0
Dallas...............................     --         --         --         --        34.4          18.3

- ------------------------
(1) The Company completed acquisitions in several of its markets during the periods referenced above, which affects the comparability of results from year to year to those markets.

(2) Operating Cash Flow Margin is Operating Cash Flow stated as a percentage of net revenues.

INVENTORY

    The Company operates three standard types of outdoor advertising display faces and also has transit advertising as follows:

    -BULLETINS generally are 14 feet high and 48 feet wide (672 square feet) and consist of panels on which advertising copy is displayed. The advertising copy is either hand painted onto the panels at the facilities of the outdoor advertising company in accordance with design specifications supplied by the advertiser and attached to the outdoor advertising structure, or is printed with the computer-generated graphics on a single sheet of vinyl that is wrapped around the structure. On occasion, to attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways.

    -30-SHEET POSTERS generally are 12 feet high by 25 feet wide (300 square feet) and are the most common type of billboard. Advertising copy for 30-sheet posters consists of lithographed or silk-screened paper sheets supplied by the advertiser that are pasted and applied like wallpaper to the face of the display, or single sheets of vinyl with computer-generated advertising copy that are wrapped around the structure. Thirty-sheet posters are concentrated on major traffic arteries.

    -JUNIOR (8-SHEET) POSTERS usually are 6 feet high by 12 feet wide (72 square feet). Displays are prepared and mounted in the same manner as 30-sheet posters, except that vinyl sheets are not typically used on junior posters. Most junior posters, because of their smaller size, are concentrated on city streets and target pedestrian traffic.

    -TRANSIT ADVERTISING consists generally of posters and frames displayed on the sides of public buses operating on city streets.

    Billboards generally are mounted on structures owned by the outdoor advertising company and located on sites that are either owned or leased by it or on which it has acquired a permanent easement. Billboard structures are durable, have long useful lives and do not require substantial maintenance. When disassembled, they typically can be moved and relocated at new sites. The Company's outdoor advertising structures are made of steel and other durable materials built to withstand variable climates, including the rigors of the midwestern climate. The Company expects its structures to last 15 years or more without significant refurbishment.

    The following summarizes the Company's approximate display inventory as of April 30, 1996:

                                                                         30-SHEET      8-SHEET        TRANSIT
                                                            BULLETINS     POSTERS      POSTERS      ADVERTISING      TOTAL
                                                           -----------  -----------  -----------  ---------------  ---------
Chicago..................................................         651       --            3,609         --             4,260
Minneapolis/St. Paul.....................................         440        1,457       --             --             1,897
Indianapolis.............................................         256        1,385          142            143         1,926
Jacksonville.............................................         399        1,094       --             --             1,493
Milwaukee................................................         259       --              321         --               580
Des Moines...............................................          78          418           10         --               506
Evansville...............................................         167          678       --             --               845
Dallas...................................................      --           --            1,171         --             1,171
                                                                -----        -----        -----            ---     ---------
  Total..................................................       2,250        5,032        5,253            143        12,678
                                                                -----        -----        -----            ---     ---------
                                                                -----        -----        -----            ---     ---------

LOCAL MARKET OPERATIONS

    In each of its principal markets except Dallas, the Company maintains a complete outdoor advertising operation including a sales office, a production, construction and maintenance facility, a creative department equipped with advanced technology, a real estate unit and support staff. The Company conducts its outdoor advertising operations through these local offices, consistent with senior management's belief that an organization with decentralized sales and operations is more responsive to local market demand and provides greater incentives to employees. At the same time, the Company maintains centralized accounting and financial controls to allow it to closely monitor the operating and financial performance of each market. Local general managers, who report directly to the Company's President or a regional manager, are responsible for the day-to-day operations of their respective markets and are compensated according to the financial performance of such markets. In general, these local managers oversee market development, production and local sales. The Company is currently incorporating the Minneapolis/St. Paul and Jacksonville operations into this operational structure with local offices handling the day-to-day operations and centralized accounting and financial controls.

    Although site leases (for land underlying an advertising structure) are administered from the Company's headquarters in Chicago, each local office is responsible for locating and ultimately procuring leases for appropriate sites in its market. Site lease contracts vary in term but typically run from 10 to 20 years with various termination and renewal provisions. Each office maintains a leasing department, with an extensive database containing information on local property ownership, lease contract terms, zoning ordinances and permit requirements. The Company has been very successful in developing new advertising display face inventory in each of its markets based on utilizing these databases and developing an experienced staff of lease teams. Each such team's sole responsibility is the procurement of sites for new locations in each of the Company's markets.

SALES AND SERVICE

    The Company's sales strategy is to maximize revenues from local advertisers. Accordingly, it maintains a team of sales representatives headed by a sales manager in each of its markets. The Company devotes considerable time and resources to recruiting, training and coordinating the activities of its sales force. A sales representative's compensation is heavily weighted to individual performance, and the local sales manager's compensation is tied to the performance of his or her sales team. One sales representative, based in Chicago, manages sales to national advertisers. In total, 61 of the Company's employees are significantly involved in sales and marketing activities.

    In addition to the sales staff, the Company has established fully staffed and equipped creative departments in each of its markets except Dallas. Utilizing technologically advanced computer hardware and software, the staff is able to create original design copy for both local and national accounts which has allowed the various creative departments to exchange work via modem or over the Internet with each other or directly with clients or their agencies. This ability has resulted in many fully staffed advertising agencies turning to the Company for the creation of their outdoor campaigns. The Company believes that its creative department's implementation of continuing technological advances provides a significant competitive advantage in its sales and service area.

CUSTOMERS

    Advertisers usually contract for outdoor displays through advertising agencies, which are responsible for the artistic design and written content of the advertising as well as the choice of media and the planning and implementation of the overall campaign. The Company pays commissions to the agencies for advertising contracts that are procured by or through those agencies. Advertising rates are based on a particular display's exposure (or number of "impressions" delivered) in relation to the demographics of the
particular   market  and  its  location  within   that  market.  The  number  of
"impressions" delivered by a display is measured by the number of vehicles passing the site during a defined period and is weighted to give effect to such factors as its proximity to other displays, the speed and viewing angle of approaching traffic, the national average of adults riding in vehicles and whether the display is illuminated. The number of impressions delivered by a display is verified by independent auditing companies.

    The size and geographic diversity of the Company's markets allow it to attract national advertisers, often by packaging displays in several of its markets in a single contract to allow a national advertiser to simplify its purchasing process and present its message in several markets. National advertisers generally seek wide exposure in major markets and therefore tend to make larger purchases. The Company competes for national advertisers primarily on the basis of price, location of displays, availability and service.

    The Company also focuses efforts on local sales, and approximately 77% of the Company's net revenues in 1995 were generated from local advertisers. Local advertisers tend to have smaller advertising budgets and require greater assistance from the Company's production and creative personnel to design and produce advertising copy. In local sales, the Company often expends more sales efforts on educating customers regarding the benefits of outdoor media and helping potential customers develop an advertising strategy using outdoor advertising. While price and availability are important competitive factors, service and customer relationships are also critical components of local sales.

    Tobacco revenues have historically accounted for a significant portion of outdoor advertising revenues. Beginning in 1993, the leading tobacco companies substantially reduced their expenditures for outdoor advertising due to a declining population of smokers, societal pressures, consolidation in the tobacco industry and price competition from generic brands. Since tobacco advertisers often utilized some of the industry's prime inventory, the decline in tobacco-related advertising expenditures made this space available for other advertisers, including those that had not traditionally utilized outdoor advertising. As a result of this decline in tobacco-related advertising revenues and the increased use of outdoor advertising by other advertisers, the range of the Company's advertisers has become quite diverse. The following table illustrates the diversity of the Company's advertising base:

                            NET REVENUES BY CATEGORY

                                                                       PERCENTAGE OF
                                                                       NET REVENUES
                                                                      ---------------
Retail/Consumer Products............................................         14.4%
Tobacco.............................................................         13.3
Automotive & Related................................................          9.5
Travel/Entertainment................................................          9.5
Restaurant..........................................................          7.4
Alcohol.............................................................          6.4
Advertising/Media...................................................          5.3
Food................................................................          4.3
Home Developer/Real Estate..........................................          4.3
Other...............................................................         25.6
                                                                            -----
    Total...........................................................        100.0%
                                                                            -----
                                                                            -----

PRODUCTION

    The Company has internal production facilities and staff to perform the full range of activities required to develop, create and install outdoor advertising in all of its markets. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the designs on its displays. In addition, the Company's substantial new development activity has allowed it to vertically integrate its own sign fabrication ability so that new signs are fabricated and erected in-house. The Company usually provides its full range of production services to local advertisers and to advertisers that are not represented by advertising agencies, since national advertisers and advertisers represented by advertising agencies often use preprinted designs that require only installation. However, the Company's creative and production personnel frequently are involved in production activities even when advertisers are represented by agencies due to the development of new designs or adaptation of copy from other media for use on billboards. The Company's artists also assist in the development of marketing presentations, demonstrations and strategies to attract new advertisers.

    With the increased use of vinyl and pre-printed advertising copy furnished to the outdoor advertising company by the advertiser or its agency, outdoor advertising companies are becoming less responsible for labor-intensive production work since vinyl and pre-printed copy can be installed quickly. The vinyl sheets are reusable, thereby reducing the Company's production costs, and are easily transportable. Due to the geographic proximity of the Company's principal markets and the transportability of vinyl sheets, the Company can shift materials among markets to promote efficiency. The Company believes that this trend over time will reduce operating expenses associated with production activities.

COMPETITION

    The Company competes in each of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, print media and direct mail marketers. In addition, the Company also competes with a wide variety of "out-of-home" media, including advertising in shopping centers and malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. Advertisers compare relative costs of available media and cost-per-thousand impressions, particularly when delivering a message to customers with distinct demographic characteristics. In competing with other media, outdoor advertising relies on its low cost-per-thousand-impressions and its ability to repetitively reach a broad segment of the population in a specific market or to target a particular geographic area or population with a particular set of demographic characteristics within that market.

    The outdoor advertising industry is highly fragmented, consisting of several large outdoor advertising and media companies with operations in multiple markets as well as smaller and local companies operating a limited number of structures in single or a few local markets. Although some consolidation has occurred over the past few years, according to the OAAA there are approximately 1,000 companies in the outdoor advertising industry operating approximately 396,000 billboard displays. In several of its markets, the Company encounters direct competition from other major outdoor media companies, including Gannett Outdoor (a division of Gannett Co. Inc.), Eller Media, Inc. (formerly Patrick Media Group) and 3M National Advertising Co. (a division of Minnesota Mining and Manufacturing Company), each of which has a larger national network and greater total resources than the Company. The Company believes that its emphasis on local advertisers and its position as a major provider of advertising services in each of its markets and in the midwest enable it to compete effectively with the other outdoor media operators, as well as other media, both within those markets and in the midwest region. The Company also competes with other outdoor advertising companies for sites on which to build new structures. See "Risk Factors -- Competition."

GOVERNMENT REGULATION

    The outdoor advertising industry is subject to governmental regulation at the federal, state and local level. Federal law, principally the Highway
Beautification Act of 1965, encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to restrict billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas. All of the states have implemented regulations at least as restrictive as the Highway Beautification Act, including the prohibition on the construction of new billboards adjacent to federally-aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Highway Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from federally-aided highways.

    The states and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of, and, in some instances, content of advertising copy being displayed on outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from non-illuminated to illuminated structures. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

    In recent years, there have been movements to restrict billboard advertising of certain products, including tobacco and alcohol. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. Its is uncertain whether additional legislation of this type will be enacted on the national level or in any of the Company's markets.

    Recently, the Food and Drug Administration has proposed legislation which would prohibit the use of pictures and color in tobacco advertising and has also proposed the elimination of all tobacco advertising on outdoor displays located within 1,000 feet of any school. Additionally, one major tobacco manufacturer has recently proposed federal legislation be enacted banning 8-sheet billboard advertising and transit advertising of tobacco products. In addition to a ban on tobacco advertising near schools and playgrounds, the tobacco manufacturer has proposed a ban on tobacco advertising on all 8-sheet posters and in or on trains, buses, subways, taxis and bus shelters. Tobacco advertising represents 13.3% of the Company's net revenues and 1.8% of the Company's revenues attributed to tobacco advertising is derived from 8-sheet posters. While such legislation has not been enacted by Congress, the restrictions currently proposed, if enacted, may have a material adverse effect on the Company's results of operations.

    Amortization of billboards has also been adopted in varying forms in certain jurisdictions. Amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations at its own cost without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. To date, regulations in the Company's markets have not materially adversely affected its operations, except in the Jacksonville market, where the Company has been subject to regulatory efforts and recently agreed to city ordinances to remove a number of faces. On March 22, 1995, following litigation over an ordinance and a municipal charter amendment, Naegele entered into an agreement with the City of Jacksonville to remove 711 billboard faces over a twenty year period starting January 1, 1995 and ending December 31, 2014. The resolution specifies the following removal schedule:

                                                                         30-SHEET       8-SHEET
CALENDAR YEARS                                            BULLETINS       POSTERS       POSTERS       TOTAL
- ------------------------------------------------------  -------------  -------------  -----------     -----
1995-1998.............................................           73            242           167          482
1999-2004.............................................           23             87            --          110
2005-2014.............................................           23             96            --          119
                                                                ---            ---           ---          ---
                                                                119            425           167          711
                                                                ---            ---           ---          ---
                                                                ---            ---           ---          ---

    Under the agreement, Naegele and the City of Jacksonville have agreed on the removal of 445 pre-selected faces, including 167 (100%) of its 8-sheet faces. Management of the Company has control over the selection and removal of an additional 155 faces. The remaining 111 faces to be removed will be selected by the Company from a pool of faces identified by the City. While the number of signs being taken down represents a large percentage of Naegele's plant in the Jacksonville market, the Company believes that Jacksonville has been overbuilt for a number of years, leading to low occupancy levels and low advertising rates. The removal of a number of marginally profitable boards is expected to put upward pressure on rates. Additionally, the removals are staggered over 20 years, with management having substantial input on which signs are removed and some rights of substitution and rebuilding of outdoor advertising structures in the Jacksonville market.

    On February 1, 1991, Naegele entered into a consent judgment to settle a complaint brought by the Minnesota Attorney General under Minnesota anti-trust laws pursuant to which Naegele and its successors are prohibited from purchasing outdoor advertising displays in the Minneapolis/St. Paul market from other operators of outdoor advertising displays until February 1, 2001. The consent judgment also prohibits the Company from enforcing certain covenants not to compete and from entering into property leases in excess of 15 years. The consent judgment does not affect the Company's ability to continue to develop and build new advertising displays in the Minneapolis/St. Paul market. Additionally, the Company can purchase displays from brokers or other non-operators.

    The outdoor advertising industry is heavily regulated and at various times and in various markets can be expected to be subject to varying degrees of regulatory pressure affecting the operation of advertising displays. Accordingly, although the Company's experience to date is that the regulatory environment has not adversely impacted the Company's business, other than in the newly acquired Jacksonville market, no assurance can be given that existing or future laws or regulations will not materially adversely affect the Company at some time in the future.

OUTDOOR ADVERTISING PROPERTIES; OFFICE AND PRODUCTION FACILITIES

    OUTDOOR ADVERTISING SITES. The Company owns or has permanent easements on approximately 252 parcels of real property that serve as the sites for its outdoor displays. The Company's remaining approximately 6,739 advertising display sites are leased or licensed.

    The Company's leases are for varying terms ranging from month-to-month or year-to-year to terms of ten years or longer, and many provide for renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. The Company believes that an important part of its management activity is to manage its lease portfolio and negotiate suitable lease renewals and extensions.

    OFFICE AND PRODUCTION FACILITIES. The Company's principal executive and administration offices are located in Chicago, Illinois in a 6,956-square foot space leased by the Company. In addition, the Company has an office and complete production and maintenance facility in each of Addison, Illinois (40,000 square feet); Milwaukee (18,367 square feet); Indianapolis (23,648 square feet); Des Moines (15,320 square feet); Minneapolis/St. Paul (82,547 square feet); Jacksonville (16,000 square feet); and Evansville (16,000 square feet) and a sales, real estate and administration office in Dallas (2,000 square feet). The Indianapolis, Addison, Milwaukee, Jacksonville and Evansville facilities are owned and all other facilities are leased. The Company considers its facilities to be well maintained and adequate for its current and reasonably anticipated future needs.

EMPLOYEES

    At January 1, 1996, the Company employed approximately 337 people, of whom approximately 61 were primarily engaged in sales and marketing, 190 were engaged in painting, bill posting and construction and maintenance of displays and the balance were employed in financial, administrative and similar capacities. The Milwaukee market has 14 employees who belong to a union and the Minneapolis/St. Paul market has 28 employees who belong to unions. The Company considers its relations with the unions and with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The table below sets forth certain information with respect to the directors and executive officers of the Company.

                                                                                                       YEARS WITH
          NAME                 AGE                               POSITION                                COMPANY
- -------------------------      ---      -----------------------------------------------------------  ---------------
Daniel L. Simon*                   45   Chief Executive Officer, President and Director                        23
Brian T. Clingen                   36   Vice President, Chief Financial Officer and Director                    8
Paul G. Simon*                     43   Vice President, Secretary and General Counsel                           6
Michael J. Roche                   45   Director                                                                2
Michael B. Goldberg                49   Director                                                               --
Frank K. Bynum, Jr.**              33   Director                                                               --

- ------------------------
 *  Daniel L. and Paul G. Simon are brothers.

**  To be elected director upon consummation of the Offering.

    DANIEL L. SIMON, a founder and a principal beneficial stockholder of the Company, has been the President of the Company since 1989 and a director since its formation. Mr. Simon has 23 years of experience in the outdoor advertising industry and serves on the executive and legislative committees of the Outdoor Advertising Association of America.

    BRIAN T. CLINGEN has served as Vice President and Chief Financial Officer of the Company since December 1987 and as a director since 1990. From 1983 to 1987, Mr. Clingen worked for Elmore Group ("Elmore"), a diversified property and service Company, and served as Chief Financial Officer of an Elmore subsidiary. Mr. Clingen is a certified public accountant.

    PAUL G. SIMON has been Vice President and General Counsel of the Company since 1989 and has served as Secretary of the Company since July 1991. Mr. Simon was in the private practice of law in Illinois from 1978 to 1989, specializing in commercial litigation, general corporate matters, real estate and mergers and acquisitions. Mr. Simon represented the Company as outside counsel from 1981 to 1989.

    MICHAEL J. ROCHE has been National Marketing Manager (Licensed Businesses) for Sears, Roebuck and Co. since 1985. Prior thereto, he was an Assistant Marketing Manager (1984-1985) and a National Sales Promotion Manager (1980-1984) for Sears, Roebuck and Co. Mr. Roche has been a director of the Company since November 1993.

    MICHAEL B. GOLDBERG has been a director of the Company since April 5, 1996. Mr. Goldberg has been a Managing Director of Kelso & Company, L.P. since October 1991. Mr. Goldberg served as a Managing Director and jointly managed the merger and acquisitions department at The First Boston Corporation from 1989 to May 1991. Mr. Goldberg was a partner at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1980 to 1989. Mr. Goldberg is a director of General Medical Corporation, Hosiery Corporation of America, Inc. and United Refrigerated Services, Inc.

    FRANK K. BYNUM, JR. will be elected a director of the Company immediately upon consummation of the Offering. Mr. Bynum has been a Vice President of Kelso & Company, L.P. since July 1991, and was an Associate of Kelso & Company, L.P. from October 1987 to July 1991. He is a director of Douglas Broadcasting, Inc., Ellis Communications, Inc., Hosiery Corporation of America, Inc., IXL Holdings, Inc. and United Refrigerated Services, Inc.

    For their services as directors, the members of the Board of Directors who are not employees of the Company, UOI, or affiliates of Kelso & Company, L.P. are paid an aggregate of $10,000 annually. All directors are reimbursed for reasonable expenses associated with their attendance at meetings of the respective Boards of Directors.

    The Company will institute a classified Board of Directors immediately upon consummation of this Offering. Upon the completion of their initial terms, which vary from one to three years, all directors of the Company will hold office for three-year terms until the next annual meeting of stockholders of the Company or until their successors are duly elected and qualified. See "Description of Capital Stock -- Special Provisions of Certificate of Incorporation, Bylaws and Delaware Law." Executive officers of the Company are elected by the Board of Directors on an annual basis and serve at the discretion of the Board of Directors.

    On December 23, 1992, Kelso & Companies, Inc., the general partner of Kelso & Company, L.P., and its chief executive officer, without admitting or denying the findings contained therein, consented to an administrative order in respect of an inquiry by the Securities and Exchange Commission (the "Commission") relating to the 1990 acquisition of a portfolio company by an affiliate of Kelso & Companies, Inc. The order found that the tender offer filing by Kelso & Companies, Inc. in connection with the acquisition did not comply fully with the Commission's tender offer reporting requirements, and required Kelso &
Companies, Inc. and its chief executive officer to comply with these requirements in the future.

    The Company has an agreement with Kelso & Company, L.P. that permits Kelso & Company, L.P. to nominate two persons for the Board of Directors to be voted upon by the shareholders. Messrs. Goldberg and Bynum have been elected to the Board of Directors as a result of such agreement. The agreement also provides that at least one of such nominees, if elected to the Board of Directors, will also serve on the Board's compensation committee. See "Certain Transactions."

OTHER SIGNIFICANT MANAGEMENT PERSONNEL

                                                                                                     YEARS OF EXPERIENCE IN
                                                                                                       OUTDOOR ADVERTISING
         NAME                AGE                                POSITION                                    INDUSTRY
- -----------------------      ---      ------------------------------------------------------------  -------------------------
Bruce Davies                     37   General Manager -- Jacksonville                                               9
Leon Howell                      56   General Manager -- Evansville                                                35
Dennis O'Brien                   62   President -- 8-Sheet Division                                                35
Cynthia V. Ogle                  41   Regional Manager                                                             15
David L. Quas                    38   General Manager and Sales Manager -- Chicago                                 11
Gary Riley                       34   Market Manager -- Indianapolis                                               11
Jay Sauber                       36   General Manager and Sales Manager -- Milwaukee                               11
Mike Scheid                      39   National Sales Manager                                                       18
Roy Schroeder                    35   Market Manager -- Minneapolis                                                10
Teri Wood                        39   General Manager -- Des Moines                                                 9
David Zimmermann                 40   General Manager -- 8-Sheet Division                                          18

    BRUCE DAVIES has continued to serve as General Manager of the Company's Jacksonville operation since its acquisition in early 1996. From 1992 to 1995, he was employed by Naegele Outdoor (Youngstown, OH) as General Manager and Sales Manager. For 5 years prior, Mr. Davies was employed by various outdoor companies including Pony Panels (8-Sheets) and Ackerley Outdoor (Airport Division), both in Albuquerque, NM.

    LEON HOWELL has served as General Manager of the Company's Evansville operation since its acquisition in 1991. Mr. Howell has 32 years of experience in the outdoor advertising industry, including 15 years in the Evansville market. From 1961 to 1991, Mr. Howell was employed by Naegele Outdoor
Advertising, Inc. (and predecessor companies) in Louisville, Palm Springs and Evansville in various sales, operations and management positions, including General Manager of the Evansville operation from 1986 to 1991.

    DENNIS O'BRIEN has served as the President of the 8-Sheet Division since 1994. In 1987 he founded Target Media, Inc. which he operated until its acquisition by the Company in 1994. From 1961 to 1987 Mr. O'Brien was employed by various outdoor companies including Gannett, Media Comm, 3M and Foster & Kleiser.

    CYNTHIA OGLE has served as Regional Manager of the Company since 1995. Ms. Ogle has 15 years of experience in the outdoor advertising industry, all of it in Indianapolis. From 1991 to 1996 she served as General Manager. From 1987 to 1991, she served as the Indianapolis Sales Manager for Naegele, continuing in that capacity with the Company for 10 months after it acquired Naegele's Indianapolis operations. From 1982 to 1986, Ms. Ogle was an account executive for Naegele.

    DAVID QUAS has served as General Manager for the Company's Chicago market since 1993. From 1989 to his appointment to General Manager, he served as Sales Manager for the Chicago market. Mr. Quas has 11 years of experience in the outdoor advertising business, all of it in the Chicago market. From 1985 to 1989, he served as an account executive for 3M National Advertising.

    GARY RILEY has served as Market Manager for the Company's Indianapolis market since 1995. Prior to his appointment to Market Manager, he served as Sales Manager in Indianapolis since 1991. From 1985 to 1991, he was an account executive in Indianapolis for Naegele and continued in that capacity with the Company after it acquired Naegele's Indianapolis operations.

    JAY SAUBER has served as General Manager of the Company's Milwaukee operations since 1991. From 1989 to 1991, he served as Sales Manager for the Milwaukee market. Mr. Sauber founded Action Outdoor, Inc., a Chicago outdoor advertising company acquired by the Company in 1988. From 1985 to 1987, he served as an account executive for 3M National Advertising in the Chicago market.

    MIKE SCHEID has served as National Sales Manager since the Company's acquisition of Image Media, Inc. in 1996. In 1988, he founded Image Media, Inc. which he operated until the acquisition. For 10 years prior, Mr. Scheid was employed by Patrick Media/Foster & Kleiser in various sales, real estate and management positions, including National Sales.

    ROY SCHROEDER has served as Market Manager for the Company's Minneapolis market since its acquisition in early 1996. Mr. Schroeder has over 10 years of experience in the outdoor advertising industry, all of it in Minneapolis. From 1989 to 1996 he served as General Sales Manager for Naegele's Minneapolis operations. From 1986 to 1989, Mr. Schroeder was an account executive for Naegele.

    TERI WOOD has served as General Manager for the Company's Des Moines market since 1996. Prior to her appointment to General Manager, she served as Market Manager since 1993. From 1991 to 1993, she served as the Des Moines Sales Manager for Naegele, continuing in that capacity with the Company after it acquired Naegele's Des Moines operation. From 1987 to 1991, Ms. Wood was account executive with Naegele. Prior to her employment with Naegele, Ms. Wood was an outdoor media buyer and a client of Naegele.

    DAVID ZIMMERMANN has served as General Manager of the 8-Sheet Division since 1995. From 1990 to 1996 he served as the Company's National Sales Manager. From 1985 to 1990, Mr. Zimmermann was employed by Gateway Outdoor Advertising in Chicago as Sales Manager from 1985 to 1987, Vice President of National Sales from 1987 to 1990, and Vice President and General Manager of the Chicago market from 1989 to 1990. From 1977 to 1985, Mr. Zimmermann was employed by Asch Advertising, as an outdoor media buyer, and by Brown-Forman, as a planner and buyer of outdoor advertising.

EXECUTIVE COMPENSATION

    The following table sets forth certain information regarding the compensation paid during 1993, 1994 and 1995 to the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus that year exceeded $100,000.

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                           -----------------------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR       SALARY        BONUS     COMPENSATION (2)
- -----------------------------------------  ---------  -----------  -----------  ----------------
Daniel L. Simon (1)......................       1995  $   244,379  $         0     $    1,000
 President and                                  1994      249,250            0            500
 Chief Executive Officer                        1993      187,439            0              0
Brian T. Clingen (1).....................       1995  $   145,128  $         0     $    1,000
 Chief Financial                                1994      145,852            0            500
 Officer and Vice                               1993      122,742            0              0
 President
Paul G. Simon............................       1995  $   158,176  $         0     $    1,000
 Vice President, Secretary and                  1994      158,968            0            500
 General Counsel                                1993      167,125            0              0

- ------------------------
(1) Does not include warrants granted in April 1996 pursuant to the 1996 Warrant
    Plan  to Daniel L. Simon and Brian T. Clingen, valued at $      and $      ,
    respectively.

(2) Represents contributions made by the Company on behalf of the named executive officers to a 401(k) plan.

    The  Company currently maintains two life insurance policies covering Daniel
L. Simon, each in the amount of $2.5 million. The Company is the sole beneficiary under each policy. Pursuant to a buy-sell agreement between the Company and Mr. Simon, the Company has agreed to use up to $3.5 million of the proceeds from these policies to purchase a portion of Mr. Simon's shares of Common Stock of the Company from his estate.

THE 1996 WARRANT PLAN

    The 1996 Warrant Plan (the "1996 Warrant Plan") was adopted by the Board of Directors of the Company in April 1996 in order to advance the interests of the Company by affording certain key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The 1996 Warrant Plan is administered by the Board of Directors. Daniel
L. Simon, President and Chief Executive Officer, and Brian T. Clingen, Vice President and Chief Financial Officer, are eligible to receive warrants pursuant to the 1996 Warrant Plan (the "Warrants"). Such Warrants may not be sold, assigned, transferred, exchanged or otherwise disposed of except to spouses and
beneficiaries of the holders  of Warrants. A  total of         shares of  Common
Stock have been reserved for issuance pursuant to the Warrants issued under the 1996 Warrant Plan. The Warrants have been divided into three series each of which becomes exerciseable at $ per share upon the achievement of a specified market price by the Common Stock for a period of 30 consecutive trading days. The applicable market prices are Series I -- $ ; Series II -- $ ; and
Series III -- $    .  Daniel L. Simon has been awarded        of each series  of
Warrants. Brian T. Clingen has been awarded      of each series of Warrants.

AUDIT COMMITTEE; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Upon consummation of the Offering contemplated hereby, the Board of Directors shall form an Audit Committee which will be responsible for reviewing the Company's accounting controls and recommending to the Board of Directors the engagement of the Company's outside auditors. The members of the Company's Audit
Committee are Messrs.                 and                 .

    The Company did not have a compensation committee in 1995. Instead, compensation decisions were made by the Board of Directors of the Company. Daniel L. Simon, Lawrence J. Simon, (brother of Daniel L. Simon and Paul G. Simon) and Brian T. Clingen served as a members of the Board of Directors of the Company and as an executive officers of the Company during 1995. Lawrence J. Simon resigned as an officer and director of the Company in October, 1995. No other individual who was a director of the Company during 1995 was also an officer or employee of the Company during 1995. Upon consummation of the Offering contemplated hereby, the Board of Directors shall form a Compensation Committee which will be responsible for reviewing and approving the amount and type of consideration to be paid to senior management and for administering the 1996 Warrant Plan. See "Management -- The 1996 Warrant Plan." The members of the
Company's  Compensation  Committee  are  Messrs.                             and
                . The Company has agreed that a Kelso & Company, L.P. designee will be on the Compensation Committee so long as there is such a designee on the Board of Directors.

                              CERTAIN TRANSACTIONS

    On April 5, 1996, the Company issued to Kelso Investment Associates V, L.P. ("KIA V") and Kelso Equity Partners V, L.P. ("KEP V") and certain individuals designated by Kelso & Company, L.P. (the "Kelso Designees") 186,500 shares of Class B Common Stock and 188,500 shares of Class C Common Stock in exchange for $30,000,000. As an inducement to KIA V's and KEP V's purchase of the Class B Common Stock and Class C Common Stock, Daniel L. Simon and Brian T. Clingen agreed to assume, pro rata, the dilution to the holders of Common Stock following the exercise of the option held by William H. Smith described below in "Description of Capital Stock." At such time, the Company also agreed to pay a one-time fee of $1,250,000 in cash and an annual fee of $150,000 to Kelso & Company, L.P., an affiliate of KIA V and KEP V, for consulting and advisory services to the Company. Messrs. Goldberg and Bynum, directors of the Company, are Managing Director and Vice President, respectively, of Kelso & Company, L.P., limited partners of the general partner of KIA V and limited partners of KEP V.

    In June 1996, the Company entered into an agreement with KIA V and KEP V relating to certain rights of KIA V and KEP V as holders of Class B Common Stock and Class C Common Stock of the Company. Pursuant to such agreement, KIA V and KEP V agreed to exchange each share of Class B Common Stock and Class C Common
Stock  held by it into         shares of Common Stock, a portion of which shares
are included in the Offering. See "Principal and Selling Shareholders." Pursuant to such agreement, the annual consulting and advisory fee of $150,000 was terminated but Kelso & Company, L.P.'s reimbursement of expenses and indemnification rights remained in effect. In connection with the Offering, Kelso & Company, L.P. received a one-time fee of $650,000. In addition, KIA V and KEP V relinquished certain rights granted to the holders of Class B Common Stock and Class C Common Stock under the Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws of the Company including the right to (i) elect a majority of the Board of Directors of the Company subsequent to a sale of the Class C Common Stock to certain purchasers, (ii) appoint, remove and replace the chief executive officer of the Company subsequent to certain financial events and (iii) approve or disapprove of the enactment of certain material events by the Company. As consideration for the relinquishment of such rights, KIA V and KEP V were granted four demand registration rights, were granted "piggy-back" registration rights, and were granted the right to nominate two persons for seats on the Board of Directors to be voted upon by the stockholders, with one of such directors, if elected, to be a member of the Compensation Committee. Daniel L. Simon and Brian T. Clingen also entered into a separate registration rights agreement with the Company that provides them with four demand registration rights and "piggy-back" registration rights.

    As a component of its growth strategy, in July 1995, the company entered into a consulting agreement with Urban Development, L.L.C. ("Urban") whereby Urban shall consult with, and develop new sign locations in the Milwaukee and Chicago markets for, the Company. Urban agreed to provide consulting services to the Company over a period of 10 years in consideration of $1,400,000 which was paid on such date. The managing member of Urban is Lawrence J. Simon, a former officer and director of the Company and the brother of Daniel L. Simon and Paul
G. Simon. Lawrence J. Simon resigned as a director and an executive vice president of the Company on October 4, 1995.

    In April 1996, the Company acquired four painted bulletin faces from Paramount Outdoor, Inc. ("Paramount") in an asset purchase transaction. Messrs. Quas and Sauber are the owners of Paramount. In exchange for the four painted bulletin faces, the Company agreed to pay $500,000 in cash at the time of purchase, $1,400 monthly for the next 24 months and an additional $168,000 payable two years after such purchase date, provided, the gross revenues received by the Company from the purchased assets equal or exceed $333,600. In 1993, Paramount purchased 100% of the Company's interest and 100% of interest in the Chicago sites (including the lease rights, permits and structures produced in a joint venture between the Company and HMS, Inc., an unaffiliated entity, for $100,000, which the Company believes represented market price.

    All of the transactions described above were approved by the Company's independent outside director. The Company will not engage in transactions with its affiliates in the future unless the terms of such transactions are approved by a majority of its independent outside directors. In addition, the Indenture imposes limitations on the Company's ability to engage in such transactions. See "Description of Indebtedness and Other Commitments."

STOCKHOLDERS AGREEMENT

    Daniel L. Simon and Brian T. Clingen are parties to a Stockholders Agreement pursuant to which they have granted each other reciprocal rights of first refusal with respect to the purchase of their shares.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The table below sets forth, assuming the exercise of all outstanding options, the number and percentage of outstanding shares of Common Stock that will be beneficially owned by (i) each director of the Company, (ii) each executive officer identified under "Management -- Executive Compensation," (iii) all directors and officers of the Company as a group, (iv) each person known by the Company to own beneficially more than 5% of the Common Stock and (v) Selling Stockholders. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted. Pursuant to the Voting Trust Agreement ("Voting Trust Agreement") dated December 20, 1995 by and between the Company, Daniel L. Simon and Brian T. Clingen, Brian T. Clingen deposited his shares of common stock of the Company with Daniel L. Simon as Trustee. Under the terms of said Voting Trust Agreement, Daniel L. Simon was granted voting rights with respect to the deposited shares. The Voting Trust Agreement expires December 19, 2015.

                                                                   BENEFICIAL OWNERSHIP OF
                                                                                                         BENEFICIAL OWNERSHIP OF
                                                                  COMMON STOCK PRIOR TO THE              COMMON STOCK AFTER THE
                                                                          OFFERING                              OFFERING
                                                                  -------------------------   SHARES    -------------------------
                                                                   NUMBER OF    PERCENT OF     BEING     NUMBER OF    PERCENT OF
NAME OF BENEFICIAL OWNER                                            SHARES        CLASS       OFFERED     SHARES        CLASS
- ----------------------------------------------------------------  -----------  ------------  ---------  -----------  ------------
Daniel L. Simon ................................................                                                  (1)
 321 North Clark Street
 Chicago, Illinois 60610
Brian T. Clingen ...............................................                                                  (1)
 321 North Clark Street
 Chicago, Illinois 60610
Paul G. Simon ..................................................
 321 North Clark Street
 Chicago, Illinois 60610
Michael J. Roche ...............................................
 333 Beverly Road, E5-312A
 Hoffman Estates, Illinois 60179
Michael B. Goldberg (2) ........................................
 Director
 Kelso & Company
 320 Park Avenue, 24th Floor
 New York, New York 10022
Frank K. Bynum, Jr. (2) ........................................
 Director
 Kelso & Company
 320 Park Avenue, 24th Floor
 New York, New York 10022
Kelso Investment Associates V, L.P. (3)(4)......................
Kelso Equity Partners V, L.P. (3)(4)............................
Joseph S. Schuchert (3)(5)......................................
Frank T. Nickell (3)(5).........................................
George E. Matelich (3)(5).......................................
Thomas R. Wall, IV (3)(5).......................................
All directors and executive officers as a group (6 persons) ....

- ------------------------------
(1)  Includes         shares issuable  upon exercise of  certain Warrants  which become exercisable upon consummation of the Offering.

(2) Mr. Goldberg is a director of the Registrant and Mr. Bynum will be a director of the Registrant upon consummation of the Offering.

(3) The business address for such person(s) is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.

(4)  Total reflects shares proposed to be sold in the Offering and not more than additional shares expected to be distributed to certain partners of KIA V and KEP V in lieu of cash in conjunction with the Offering.

(5) Messrs. Schuchert, Nickell, Matelich and Wall may be deemed to share beneficial ownership of shares of Common Stock owned of record by KIA V and KEP V, by virtue of their status as general partners of the general partner of KIA V and as general partners of KEP V. Messrs. Schuchert, Nickell, Matelich and Wall share investment and voting power with respect to securities owned by KIA V and KEP V, but disclaim beneficial ownership of such securities.

                          DESCRIPTION OF CAPITAL STOCK

    As of the date  of this Prospectus, the  Company's authorized capital  stock
consists  of             shares of Common  Stock, $.01 par  value per share, and
         shares of Preferred Stock, $1.00 par value per share. The following summary of the Company's capital stock is qualified in its entirety by reference to the Company's Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Second Amended and Restated Bylaws (the "Bylaws"), each of which is filed as an exhibit to the registration statement of which this Prospectus is a part.

COMMON STOCK

    The Company is authorized to issue          shares of Common Stock, $.01 par
value  per share. Following this Offering,           shares of Common Stock will
be issued and outstanding (assuming no exercise of the over-allotment option and
excluding               shares of  Common Stock  issuable upon  the exercise  of
outstanding options and excluding Common Stock issuable pursuant to the exercise of warrants.) See "Capitalization."

    Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Because holders of Common Stock do not have cumulative voting rights and the Company has a classified Board of Directors, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all of the members of the Board of Directors standing for election at any particular meeting. The Common Stock is not redeemable and has no conversion or preemptive rights. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock sold in this Offering will be, when issued and paid for, fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, the holders of Common Stock are entitled to share pro rata in any of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefor, subject to the restrictions set forth in the Secured Note Indenture, the Revolving Credit Facility, the Acquisition Credit Facility and the UOI Indenture. See "Dividend Policy."

PREFERRED STOCK

    The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more classes or series. Subject to the provisions of the Certificate of Incorporation and limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the Preferred Stock, in each case without any further action or vote by the stockholders. The Company has no current plans to issue any additional shares of Preferred Stock of any class or series.

    One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

THE NOTEHOLDER WARRANTS

    GENERAL. In connection with the Company's sale of the Secured Notes, certain warrants (the "Noteholder Warrants") were issued pursuant to a Warrant Agreement, dated as of June 30, 1994, between the Company and United States Trust Company of New York, as warrant agent. The Noteholder Warrants expire on July 1, 2004. The Noteholder Warrants entitle the holders thereof to purchase, at a price of $.01 per share, an
aggregate of       shares of Common Stock (the "Warrant Shares").

    EXERCISE OF NOTEHOLDER WARRANTS. Upon consummation of the Offering, the Noteholder Warrants will be exercisable.

    CASH DIVIDENDS. If the Company pays any cash dividend on, or any other cash distribution in respect of, its Common Stock, it shall pay each Warrantholder an amount in cash equal to the amount such Warrantholder would have received if such Warrantholder had been the record holder of the Warrant Shares issuable upon exercise of his warrants immediately prior to the record date for such dividend or distribution.

    ANTI-DILUTION ADJUSTMENTS. The number of Warrant Shares issuable upon exercise of a Noteholder Warrant will be adjusted upon the occurrence of certain events, including, without limitation (i) the payment of a dividend on, or the making of any distribution in respect of, Common Stock of the Company in (a) shares of the Company's capital stock (including Common Stock), (b) options, warrants or rights to purchase, or securities convertible into or exchangeable or exercisable for, shares of Common Stock or other securities of the Company or any other person, or (c) certain evidences of indebtedness of the Company or any assets of the Company or (ii) the issuance of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock at a price below fair market value. An adjustment will also be made in the event of a combination, subdivision or reclassification of the Common Stock. Adjustments will be made whenever and as often as any specified event requires an adjustment to occur. Accordingly, an adjustment will be made in connection with the for one stock split, increasing the number of shares of Common Stock issuable from
       to         .

THE 1996 WARRANT PLAN

    The 1996 Warrant Plan was adopted by the Board of Directors of the Company in April 1996 in order to advance the interests of the Company by affording certain key executives and employees an opportunity to acquire a proprietary interest in the Company and thus to stimulate increased personal interest in such persons in the success and future growth of the Company. The 1996 Warrant Plan is administered by the Board of Directors. Daniel L. Simon, President and Chief Executive Officer, and Brian T. Clingen, Vice President and Chief Financial Officer, are eligible to receive Warrants pursuant to the 1996 Warrant Plan. Such Warrants may not be sold, assigned, transferred, exchanged or otherwise disposed of except to spouses and beneficiaries of the holders of
Warrants.  A total  of          shares  of Common  Stock have  been reserved for
issuance pursuant to the Warrants issued under the 1996 Warrant Plan. The Warrants have been divided into three series each of which becomes exerciseable at $ per share upon the achievement of a specified market price by the Common Stock for a period of 30 consecutive trading days. The applicable market prices are Series I -- $ ; Series II -- $ ; and Series III -- $ . Daniel L.
Simon has been awarded        of each  series of Warrants. Brian T. Clingen  has
been  awarded        of  each series of  Warrants. See  "Management -- Executive
Compensation."

CERTAIN OUTSTANDING RIGHTS

    On November 18, 1993, the Company entered into the Capital Appreciation Right Agreement with Connecticut General Life Insurance Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North America and Aetna Life Insurance Company, pursuant to which the Company granted such parties limited capital appreciation rights in the capital stock of the Company in exchange for a waiver of the prepayment penalty in connection with the 1993 refinancing. Such capital appreciation rights are triggered by the occurrence of any of the following: (i) liquidation or dissolution of the Company or UOI, (ii) sale of all or substantially all of the issued and outstanding shares of common stock or assets of the Company or (iii) the merger or consolidation of the Company or UOI, subject to certain exceptions. The maximum amount payable pursuant to the agreement is $3.8 million and is required to be paid no later than one year following the triggering event. The agreement expires June 30, 1998.

    On November 18, 1993, the Company entered into the Option Exchange Agreement with UOI and William H. Smith ("WHS"), pursuant to which the Company granted to WHS an option to purchase 0.52% of the issued and outstanding capital stock of the Company at a purchase price of $130,000. The option is exercisable by WHS upon the Company entering into a definitive agreement to issue shares of capital stock through an underwritten public offering. Subsequent to the execution of the Underwriting Agreement, the Company expects WHS shall exercise his option in
full and purchase      shares of Common Stock of the Company.

    In July 1995, Daniel L. Simon and Brian T. Clingen entered into a Capital Appreciation Plan with Lawrence J. Simon pursuant to which Lawrence J. Simon was granted an option to purchase one percent (1%) of the common stock of the Company owned by Daniel L. Simon and Brian T. Clingen for a purchase price equal to $165,000. The option is exercisable upon receipt of notice that the Company has finalized arrangements for a public offering of its capital stock. Subsequent to the execution of the Underwriting Agreement, the Company expects Lawrence J. Simon shall exercise his option in full and purchase shares of Common Stock.

SPECIAL PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

    Certain provisions of the Certificate of Incorporation and Bylaws as well as certain provisions of Delaware law may be deemed to have an anti-takeover effect or any delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by a stockholder.

    The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    The Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permissible under Delaware General Corporation Law. These indemnification provisions require the Company to indemnify such persons against certain liabilities and expenses to which they may become subject by reason of their service as a director or officer of the Company. The provisions also set forth certain procedures, including the advancement of expenses, that apply in the event of a claim for indemnification.

    DELAWARE ANTI-TAKEOVER LAW. Section 203 of the Delaware General Corporation Law ("Section 203") generally provides that a person who, together with affiliates and associates owns, or within three years did own, 15% or more of the outstanding voting stock of a corporation (an "Interested Stockholder") but less than 85% of such stock may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. Section 203 defines the term "business combination" to encompass a wide variety of transactions with or caused by an Interested Stockholder, including mergers, asset sales, and other transactions in which the Interested Stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

    The provisions of Section 203, coupled with the Board's authority to issue Preferred Stock without further stockholder action, could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders. The Company's stockholders, by adopting an amendment to the Certificate of Incorporation, may elect not to be governed by
Section 203 which election would be effective 12 months after such adoption. Neither the Certificate of Incorporation nor the Bylaws exclude the Company from the restrictions imposed by Section 203.

    CLASSIFIED BOARD OF DIRECTORS. The Certificate of Incorporation classifies the Board of Directors into three classes. The first class ("Class I") consists of one director whose term expires in 1997. The second class ("Class II") consists of two directors whose term expires in 1998. The third class ("Class III") consists of two directors whose term of office expire in 1999. At each annual meeting, the number of directors equal to the number of directors in the class whose terms expire at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. As a result of this classification of directors, no shareholder or group of shareholders would be able to elect a majority of the Board of Directors at any single meeting for the election of directors.

    NOTICE PROVISIONS. The Bylaws provide that only business or proposals, including director nominations, properly brought before an annual meeting of shareholders may be conducted at such meeting. In order to bring business or a proposal before an annual meeting, a stockholder is required to provide written notice to the Company at least 45 days prior to the annual meeting which describes the business or proposal to be brought before the annual meeting, the name and address of the stockholder proposing the business, the class and number of shares of stock held by such stockholder, and any material interest of the stockholder in the business to be brought before the meeting. These procedures may operate to limit the ability of stockholders to bring business before the annual meeting, including with respect to the nominee of directors or considering any transaction that could result in a change of control of the Company.

TRANSFER AGENT

    The Company's transfer agent and registrar for the Common Stock is LaSalle National Trust, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this Offering, there has been no public market for the Common Stock of the Company. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price of the Common Stock and the ability of the Company to raise equity capital in the future.

    Upon completion of this Offering, the Company will  have outstanding
shares of Common Stock (excluding       shares of Common Stock issuable upon the
exercise  of the Underwriters' over-allotment option and        shares of Common
Stock issuable pursuant to the 1996 Warrant Plan and Noteholder Warrants. See "Capitalization" and "Description of Capital Stock." Of these shares, the
shares  (         shares if the Underwriters' over-allotment option is exercised in full) of Common Stock sold in this Offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates," as that term is defined in the Securities Act, of the Company. The remaining shares are "restricted securities" within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). The Restricted Shares generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.

    Certain of the Company's security holders and all of its executive  officers
and directors, with the power to dispose of a total of       shares, have agreed
not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Alex. Brown & Sons Incorporated on behalf of the Underwriters. See

"Underwriting." Following the Lock-up Period, these shares will not be eligible for sale in the public market without registration unless such sales meet the conditions and restrictions of Rule 144 as described below. KIA V and KEP V expect to distribute shares of Common Stock to their respective partners, and may in the future sell or otherwise dispose of Common Stock, including additional distribution to their respective partners.

    KIA  V and KEP V expect to distribute not more than         shares of Common
Stock to certain of its partners in lieu of cash in conjunction with the Offering. The recipients of such distributions have agreed with KIA V, KEP V and the Underwriters not to offer, sell, or otherwise dispose of such shares of
Common Stock prior to                   without the prior written consent of KIA
V, KEP V and Alex. Brown & Sons Incorporated. KIA V, KEP V and their partners are entitled to four demand and certain "piggyback" registration rights. Daniel
L. Simon and Brian T. Clingen are entitled to four demand and certain "piggyback" registration rights.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least two years (as computed under Rule 144) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of Common Stock
(approximately       shares after giving  effect to this  Offering) and (ii) the average weekly trading volume in the Company's Common Stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about the Company. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares of at least three years (as computed under Rule
144), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

    Upon consummation of the Offering, the Noteholder Warrants will be exercisable for additional shares of Common Stock. The Warrant Shares entitled to be purchased upon exercise of the Noteholder Warrants have been registered pursuant to the Securities Act. As a result, such Warrant Shares shall become freely transferable beginning 180 days after the date of this Prospectus (upon expiration of lockup agreements with the Underwriters).

               DESCRIPTION OF INDEBTEDNESS AND OTHER COMMITMENTS

    The following is a description of the principal agreements governing the indebtedness of the Company and UOI as of April 30, 1996. The following summaries of certain provisions of the Secured Note Indenture governing the Secured Notes of the Company, the Revolving Credit Facility, the Acquisition
Credit Facility and the UOI Notes (as such terms are defined below) are qualified in their entirety by reference to the agreement to which each summary relates, a copy of which is an exhibit to the registration statement of which this Prospectus is a part. See "Available Information." Defined terms used below and not defined have the meanings set forth in the respective agreements.

THE SECURED NOTES

    On June 23, 1994, the Company issued $50 million aggregate principal amount of 14% Series A Senior Secured Discount Notes due 2004 (the "Secured Notes") and 50,000 Warrants to purchase Common Stock pursuant to an indenture (the "Secured
Note Indenture") between the Company and the United States Trust Company of New York, as trustee. The Secured Notes mature on July 1, 2004 and are senior secured obligations of the Company secured by a pledge of all of the common stock of UOI issued to the Company. The Secured Notes rank on a parity in right of payment with all existing and future indebtedness of the Company that is not expressly subordinated to the Secured Notes.

    INTEREST. The Secured Notes were offered at a substantial discount from their principal amount. No interest will accrue on the Secured Notes prior to July 1, 1999. Commencing July 1, 1999, interest on the Secured Notes will accrue at the rate of 14% per annum and will be payable semiannually on each January 1 and July 1, to holders of record on the immediately preceding December 15 and June 15, respectively. Interest on the Secured Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from July 1, 1999, and the first interest payment date will be January 1, 2000. Interest will be computed on the basis of a 360-day per year consisting of twelve 30-day months.

    SECURITY.   The obligations under the Secured  Notes are secured by a pledge of all of the common stock of UOI issued to the Company.

    REDEMPTION. The Secured Notes may be redeemed at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as a percentage of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on July 1 of the years indicated below:

YEAR                                                                      PERCENTAGE
- -----------------------------------------------------------------------  ------------
1999...................................................................      107.00%
2000...................................................................      104.67%
2001...................................................................      102.33%
2002 and thereafter....................................................      100.00%

    Notwithstanding the foregoing, if the Company consummates an initial public offering of its Common Stock on or prior to July 1, 1997, the Company, at its option, within 60 days of the consummation of such offering, may use all or any portion of the net proceeds of that offering to redeem up to 25% of the aggregate principal amount at maturity of the Secured Notes at a redemption price equal to 114% of their accreted value, provided that immediately following the redemption at least 75% of the aggregate principal amount at maturity of the Secured Notes remains outstanding. The Company intends to use a portion of the net proceeds of the Offering to redeem 25% of the aggregate principal amount of the Secured Notes. See "Use of Proceeds."

    COVENANTS. The Indenture restricts the Company and its subsidiaries from, among other things: (i) incurring indebtedness and allowing subsidiaries to issue preferred stock; (ii) incurring liens or guaranteeing obligations except for certain permitted liens with certain exceptions; (iii) entering into mergers or consolidations or liquidating or dissolving; (iv) selling or otherwise disposing of property, business or assets; (v) with certain exceptions, making loans or investments; (vi) making optional payments or prepayments of indebtedness; (vii) entering into transactions with affiliates; and (viii) with certain exceptions, entering into agreements prohibiting or limiting the ability of UOI to create liens upon its property, assets or revenues or pay dividends or indebtedness and engaging in any businesses other than ownership of the capital stock of UOI and, with respect to UOI and subsidiaries, the business of outdoor advertising.

    CHANGE IN CONTROL. Upon a change of control, each holder of Secured Notes may require the Company to repurchase all or a portion of such holder's Secured Notes at a purchase price equal to 101% of their accreted value on the date of purchase. A "change in control" occurs upon (i) a failure of Daniel L. Simon (or his trusts or family members) to own at least 40% of the capital stock of the Company entitled to vote in an election of directors, (ii) acquisition by any Person or group other than Daniel L. Simon of in excess of 30% of the capital stock or the Company's assets, (iv) approval of a plan of liquidation or dissolution, or (v) the members of the Board of Directors as of the date of the Indenture or their duly elected replacements, failing to constitute a majority of the Board of Directors.

REVOLVING CREDIT FACILITY

    COMMITMENT; INTEREST. The Revolving Credit Facility is a revolving line of credit facility providing for borrowings of up to $12.5 million that may be used for general corporate purposes including working capital requirements. Borrowings under the Revolving Credit Facility may be in the form of eurodollar loans or announced base rate loans as determined by the Company. UOI may prepay borrowings under the Revolving Credit Facility, and may reborrow (up to the amount of the commitment then in effect) any amounts that are repaid or prepaid.

    TERMINATION OF COMMITMENT. The initial commitment of $12.5 million terminates on the earlier of the Acquisition Credit Facility termination date (April 5, 1999, unless extended) or March 31, 2003 or upon the occurrence of a Change of Control (as defined below). On each of these dates, UOI is required to repay borrowings (together with fees and interest accrued thereon and any additional amounts owing under the Revolving Credit Facility) in excess of the commitment as reduced.

    SECURITY.  UOI's obligations under the Revolving Credit Facility are secured
by  first  priority  liens  (subject  to  certain  permitted  encumbrances)   on
substantially all of the assets of UOI.

    COVENANTS. The Revolving Credit Facility restricts UOI and its subsidiaries from, among other things: (i) changes in business; (ii) with certain exceptions, consolidation; mergers, sales or purchases of assets; (iii) with certain exceptions, incurring, creating, assuming or suffering to exist any liens or encumbrances upon property of UOI or assigning any right to receive income; (iv) with certain exceptions, creating, incurring, assuming or suffering to exist any indebtedness; (v) making investments or loans in any other person or entity or acquiring or establishing any subsidiaries except for investments and subsidiaries permitted under the Revolving Credit Facility; (vi) selling, assigning or otherwise encumbering or disposing of the capital stock or other securities of any subsidiary; (vii) making any optional or voluntary prepayments on indebtedness; (viii) with certain exceptions, redeeming, retiring or purchasing capital stock of UOI or declaring or paying dividends on the capital stock of UOI; and (ix) except as to certain transactions that comply with the terms of the Revolving Credit Agreement, entering into transactions with affiliates. In addition, the Revolving Credit Facility also requires UOI to maintain certain levels of Operating Cash Flow and interest expense coverage, and limits UOI's capital expenditures to $6 million in fiscal year 1996, which amount is increased to 105% of the maximum amount for the immediately preceding twelve-month period.

    CHANGE OF CONTROL. A change of control of UOI constitutes an event of default permitting the lenders to accelerate indebtedness under and terminate the Revolving Credit Facility. "Change of Control" means (i) the Company shall cease to own legally and beneficially 100% of the outstanding capital stock of UOI, (ii) prior to the Company's initial public offering of common stock, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 66 2/3% in the aggregate of the total voting and economic ownership interests of the Company, whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities or otherwise, (iii) KIA V and KEP V shall cease to be the beneficial owner (as defined in clause (ii) above) of at least 50% of the economic ownership interest of the Company they hold on the Initial Borrowing Date (after the consummation of the Transaction), (iv) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause
(ii) above, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting and economic ownership interests of the Company; PROVIDED, HOWEVER, that the Permitted Holders "beneficially own" (as defined in clause (ii) above), directly or indirectly, in the aggregate a lesser percentage of the total voting and economic ownership interests of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company, or (v) during any period of two consecutive years individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

ACQUISITION CREDIT FACILITY

    COMMITMENT; INTEREST. The Acquisition Credit Facility consists of an acquisition term loan in the amount of $75,000,000, as well as an acquisition revolving credit line in the amount of $12,500,000, for a total commitment of $87,500,000 under the Acquisition Credit Facility. The acquisition term loan was drawn in full to finance the Company's recent acquisition of the operations of Naegele and may not be reborrowed once such borrowing is paid by UOI.

    TERMINATION OF COMMITMENT. The initial commitment of $12.5 million under the acquisition revolving credit line terminates on April 5, 1999 or upon the occurrence of a Change of Control (as defined below). On each of these dates, UOI is required to repay borrowings (together with fees and interest accrued thereon and any additional amounts owing under the Acquisition Credit Facility) in excess of the commitment as reduced.

    SECURITY.   UOI's  obligations under  the  Acquisition Credit  Facility  are secured by first priority liens (subject to certain permitted encumbrances) on substantially all of the assets of UOI.

    COVENANTS. Except to the extent any of such covenants conflict with the terms of the Secured Notes or UOI's Notes, the Acquisition Credit Facility restricts UOI and its subsidiaries from, among other things: (i) changes in business; (ii) with certain exceptions, consolidation; mergers, sales or purchases of assets; (iii) with certain exceptions, incurring, creating, assuming or suffering to exist any liens or encumbrances upon property of UOI or assigning any right to receive income; (iv) with certain exceptions, creating, incurring, assuming or suffering to exist any indebtedness; (v) making investments or loans in any other person or entity or acquiring or establishing any subsidiaries except for investments and subsidiaries permitted under the Acquisition Credit Facility; (vi) selling, assigning or otherwise encumbering or disposing of the capital stock or other securities of any subsidiary; (vii) making any optional or voluntary prepayments on indebtedness; (viii) with certain exceptions, redeeming, retiring or purchasing capital stock of UOI or declaring or paying dividends on the capital stock of UOI; and (ix) except as to certain transactions that comply with the terms of the Acquisition Credit Agreement, entering into transactions with affiliates. In addition, the
Acquisition Credit Facility also requires UOI to maintain certain levels of Operating Cash Flow and interest expense coverage, and limits UOI's capital expenditures to $6 million in fiscal year 1996, which amount is increased to 105% of the maximum amount for the immediately preceding twelve-month period.

    CHANGE OF CONTROL. A change of control of UOI constitutes an event of default permitting the lenders to accelerate indebtedness under and terminate the Acquisition Credit Facility. "Change of Control" means (i) the Company shall cease to own legally and beneficially 100% of the outstanding capital stock of UOI, (ii) prior to the Company's initial public offering of common stock, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 66 2/3% in the aggregate of the total voting and economic ownership interests of the Company, whether as a result of the issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities or otherwise, (iii) KIA V and KEP V shall cease to be the beneficial owner (as defined in clause (ii) above) of at least 50% of the economic ownership interest of the Company they hold on the Initial Borrowing Date (after the consummation of the Transaction), (iv) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause
(ii) above, except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 30% of the total voting and economic ownership interests of the Company; PROVIDED, HOWEVER, that the Permitted Holders "beneficially own" (as defined in clause (ii) above), directly or indirectly, in the aggregate a lesser percentage of the total voting and economic ownership interests of the Company than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors of the Company, or (v) during any period of two consecutive years individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

THE UOI NOTES

    On March 2, 1994, UOI issued $65 million aggregate principal amount of 11% Series A Senior Notes due 2003 (the "UOI Notes") pursuant to an indenture (the "UOI Indenture") between UOI and the United States Trust Company of New York, as trustee. The UOI Notes mature on November 15, 2003 and are senior unsecured obligations of UOI with all existing and future indebtedness of the Company that is not expressly subordinated to the UOI Notes.

    INTEREST. The UOI Notes bear interest at the rate of 11% per annum and will be payable semiannually on each November 15 and May 15, to holders of record on the immediately preceding November 1 and May 1, respectively. Interest on the UOI Notes will accrue from the most recent date to which interest has been paid and will be computed on the basis of a 360-day per year consisting of twelve 30-day per year consisting of twelve 30-day months.

    SECURITY.  The obligations under the UOI Notes are not secured.

    REDEMPTION. The UOI Notes may be redeemed at the option of UOI commencing November 15, 1998 in whole or in part, at any time and from time to time, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as a percentage of principal amount) set forth below plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

YEAR                                                                      PERCENTAGE
- -----------------------------------------------------------------------  ------------
1998...................................................................      105.50%
1999...................................................................      103.67%
2000...................................................................      101.83%
2001 and thereafter....................................................      100.00%

    Notwithstanding the foregoing, if UOI or the Company consummates an initial public offering of its Common Stock on or prior to November 15, 1996, UOI, at its option, within 60 days of the consummation of such offering, may use all or any portion of the net proceeds of that offering to redeem up to $20 million of the aggregate principal amount of UOI Notes at a redemption price equal to 110% of their principal amount plus accrued and unpaid interest to the date of redemption, provided that immediately following the redemption at least $30 million of the aggregate principal amount at maturity of UOI Notes remains outstanding.

    COVENANTS. The UOI Indenture restricts UOI and its subsidiaries from, among other things: (i) incurring indebtedness and allowing subsidiaries to issue preferred stock; (ii) incurring liens or guaranteeing obligations except for certain permitted liens with certain exceptions; (iii) entering into mergers or consolidations or liquidating or dissolving; (iv) selling or otherwise disposing of property, business or assets; (v) with certain exceptions, making loans or investments; (vi) making optional payments or prepayments of indebtedness; (vii) entering into transactions with affiliates; (viii) with certain exceptions, entering into agreements prohibiting or limiting the ability of UOI to create liens upon its property, assets or revenues or pay dividends or indebtedness; engaging in any businesses other than the business of outdoor advertising.

    CHANGE IN CONTROL AND ASSET SALES. Upon a change of control, each holder of UOI Notes may require UOI to repurchase all or a portion of such holder's UOI Notes at a purchase price equal to 101% of their accreted value on the date of purchase. A "change in control" occurs upon (i) a failure of Daniel L. Simon (or his trusts or family members) to own at least 40% of the capital stock of the Company entitled to vote in an election of directors, (ii) acquisition by any Person or group other than Daniel L. Simon of in excess of 30% of the capital stock or the Company's assets, (iv) approval of a plan of liquidation or dissolution, or (v) the members of the Board of Directors as of the date of the UOI Indenture or their duly elected replacements, failing to constitute a majority of the Board of Directors. In addition, in the event of certain sales or transfers of assets of the Company, the Company is obligated to invest the proceeds in assets related to the outdoor advertising business or apply excess proceeds from such sale to repay UOI Notes.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement among the Company, the Selling Shareholders and the Underwriters named below (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, have severally agreed to purchase from the Company and the Selling Stockholders, the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of the Prospectus:

                                                                                                        NUMBER OF
                                             UNDERWRITER                                                 SHARES
- -----------------------------------------------------------------------------------------------------  -----------
Alex. Brown & Sons Incorporated......................................................................
Bear, Stearns & Co. Inc..............................................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
                                                                                                       -----------
  Total..............................................................................................
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the coverage page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the representatives of the Underwriters.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by
it  shown in the above table bears to       , and the Company will be obligated,
pursuant  to  the  option,  to  sell  such  shares  to  the  Underwriters.   The
Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those in
which the       shares are being offered.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    Stockholders  of the Company,  holding in the  aggregate           shares of
Common Stock (including       shares issuable pursuant to the 1996 Warrant Plan)
have agreed not to offer, sell or otherwise dispose of any of such Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of the representatives of the Underwriters. Although KIA V and KEP V are stockholders of the Company, KIA V and KEP V expect to distribute not more than shares of Common Stock to certain of their respective partners in lieu of cash. The recipients of such distributions have agreed with KIA V and the representatives of the Underwriters not to offer, sell or otherwise dispose of
such shares of Common Stock prior to                  without the prior  written
consent of KIA V and Alex. Brown & Sons Incorporated. Consent to sales within the 180-day period referred to in this paragraph may be provided without prior notice to holders of the Common Stock or to the markets where such securities are traded. See "Shares Eligible for Future Sale."

    The representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The representatives of the Underwriters have in the past provided and may continue to provide investment banking services to the Company and Kelso & Company, L.P. and its affiliates.

    Prior to this Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation among the Company and the representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

    At the Company's request, the Underwriters have agreed to make available shares of Common Stock for sale at the initial public offering price to officers, directors, employees and certain other persons associated with the Company or Kelso & Company, L.P. The number of shares of Common Stock available for sale to the general public will be reduced to the extent that these persons purchase such shares. Any such shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                             CERTAIN LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Winston & Strawn, Chicago, Illinois. Skadden, Arps, Slate, Meagher & Flom, New York, New York will pass on certain legal matters for the Underwriters in connection with this Offering. Skadden, Arps, Slate, Meagher & Flom, New York, New York has from time to time represented Kelso & Company, L.P. and two of the Selling Stockholders, KIA V and KEP V, including with respect to the purchase by KIA V and KEP V from the Company of Class B Common Stock and Class C Common Stock of the Company in April 1996, and may continue to represent Kelso & Company, L.P., KIA V and KEP V.

                                    EXPERTS

    The Consolidated Financial Statements of the Company as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The Consolidated Financial Statements of NOA Holding Company at May 31, 1995 and 1994, and for each of the three years in the period ended May 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company files reports and other information with the Securities and Exchange Commission (the "Commission").

    The Company has filed with the Commission a Registration Statement (which term shall include all amendments thereto) on Form S-1 under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.
Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete.

    With respect to each report or other information filed with the Commission pursuant to the Exchange Act, and such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description, and each such statement is deemed to be qualified in all respects by such reference. The Registration Statement and reports and other information filed by the Company may be inspected, without charge, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee.

    The Company intends to distribute to the holders of its shares of Common Stock annual reports containing consolidated financial statements audited by an independent accountant and quarterly reports containing unaudited condensed consolidated financial information for the first three quarters of each year.

                         INDEX TO FINANCIAL STATEMENTS
                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY

Report of Independent Accountants of Price Waterhouse LLP.............................        F-2
Consolidated Balance Sheets...........................................................        F-3
Consolidated Statements of Operations.................................................        F-4
Consolidated Statements of Cash Flow..................................................        F-5
Consolidated Statements of Changes in Common Stockholders' Deficit....................        F-6
Notes to Consolidated Financial Statements............................................        F-7

                            UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Combined Statements of Operations.................................       F-16
Notes to Unaudited Pro Forma Combined Statements of Operations........................       F-18
Unaudited Pro Forma Combined Balance Sheet............................................       F-19
Note to Unaudited Pro Forma Combined Balance Sheet....................................       F-20

                                       NOA HOLDING COMPANY

Report of Independent Accountants of Ernst & Young LLP................................       F-21
Consolidated Balance Sheets...........................................................       F-22
Consolidated Statements of Operations.................................................       F-23
Consolidated Statements of Stockholders' Equity.......................................       F-24
Consolidated Statements of Cash Flows.................................................       F-25
Notes to Consolidated Financial Statements............................................       F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Universal Outdoor Holdings, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in common stockholders'
deficit and of cash flows present fairly, in all material respects, the financial position of Universal Outdoor Holdings, Inc. and its subsidiary at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Universal's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Chicago, Illinois
February 23, 1996

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)
                                     ASSETS

                                                                      DECEMBER 31,    DECEMBER 31,
                                                                          1994            1995
                                                                     --------------  --------------   MARCH 31,
                                                                                                         1996
                                                                                                     ------------
                                                                                                     (UNAUDITED)
Current assets:
  Cash.............................................................   $         15    $         19    $       11
  Accounts receivable, less allowance for doubtful accounts of $106
   in 1994 and 1995................................................          4,313           5,059         4,608
  Other receivables................................................            185             201           539
  Prepaid land rents...............................................            822           1,043         1,144
  Prepaid insurance and other......................................            859           1,029         1,264
                                                                     --------------  --------------  ------------
      Total current assets.........................................          6,194           7,351         7,566
                                                                     --------------  --------------  ------------
Property and equipment, net........................................         53,651          55,346        69,266
                                                                     --------------  --------------  ------------
Other assets:
  Noncompete agreements, net of accumulated amortization of $4,711
   and $4,505......................................................          1,615           1,995         1,670
  Finance costs, net of accumulated amortization of $511 and
   $1,171..........................................................          5,437           5,113         4,948
  Excess of cost over fair value assets acquired, net of
   accumulated amortization of $184 and $230.......................            746             700           689
  Other costs associated with acquisitions, net of accumulated
   amortization of $569 and $686...................................            584             525           587
  Deposits.........................................................             26              20            21
                                                                     --------------  --------------  ------------
      Total other assets...........................................          8,408           8,353         7,915
                                                                     --------------  --------------  ------------
                                                                      $     68,253    $     71,050    $   84,747
                                                                     --------------  --------------  ------------
                                                                     --------------  --------------  ------------
                           LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt.............................   $         58    $         58    $       58
  Accounts payable.................................................          1,469           1,225         1,180
  Accrued interest.................................................            998           1,054         2,946
  Deferred revenue.................................................            400             468           268
  Accrued expenses.................................................            482             409           580
                                                                     --------------  --------------  ------------
      Total current liabilities....................................          3,407           3,214         5,032
                                                                     --------------  --------------  ------------
Long-term debt, less current maturities............................         99,669         106,362       120,248
                                                                     --------------  --------------  ------------
Common stockholders' deficit:
  Common stock, $.01 par value, 1,500,000 shares authorized;
   437,500 shares issued and outstanding...........................        --              --             --
  Additional paid in capital.......................................          1,451           1,451         1,451
  Common stock warrants............................................          2,500           2,500         2,500
  Accumulated deficit..............................................        (38,774)        (42,477)      (44,484)
                                                                     --------------  --------------  ------------
      Total common stockholders' deficit...........................        (34,823)        (38,526)      (40,533)
                                                                     --------------  --------------  ------------
Commitment and contingencies (Notes 5 and 9).......................        --              --             --
                                                                     --------------  --------------  ------------
                                                                      $     68,253    $     71,050    $   84,747
                                                                     --------------  --------------  ------------
                                                                     --------------  --------------  ------------

          See accompanying notes to consolidated financial statements.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                          FOR THE THREE MONTHS
                                                          FOR THE YEARS ENDED DECEMBER
                                                                       31,                  ENDED MARCH 31,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
                                                                                              (UNAUDITED)
Gross revenues.........................................  $  28,710  $  33,180  $  38,101  $   8,025  $   9,332
Less agency commissions................................      2,863      3,414      3,953        789        905
                                                         ---------  ---------  ---------  ---------  ---------
    Net revenues.......................................     25,847     29,766     34,148      7,236      8,427
                                                         ---------  ---------  ---------  ---------  ---------
Operating expenses:
  Direct advertising expenses..........................     10,901     11,806     12,864      3,108      3,571
  General and administrative expenses..................      3,357      3,873      4,645      1,072      1,227
  Depreciation and amortization........................      8,000      7,310      7,402      1,737      2,032
                                                         ---------  ---------  ---------  ---------  ---------
                                                            22,258     22,989     24,911      5,917      6,830
                                                         ---------  ---------  ---------  ---------  ---------
Operating income.......................................      3,589      6,777      9,237      1,319      1,597
                                                         ---------  ---------  ---------  ---------  ---------
Other (income) expense:
  Interest expense, including amortization of bond
   discount of $162, $1,818 and $3,982.................      6,625      9,836     12,234      2,938      3,430
  Interest expense -- amortization of deferred
   financing costs.....................................        511        464        660        149        164
  Interest expense -- accretion of dividends on
   redeemable preferred stock..........................      2,163      1,509     --         --         --
  (Gain) loss on disposal of assets and other
   expenses............................................        351        134         46         10         10
                                                         ---------  ---------  ---------  ---------  ---------
    Total other expense................................      9,650     11,943     12,940      3,097      3,604
                                                         ---------  ---------  ---------  ---------  ---------
Net loss before extraordinary item.....................     (6,061)    (5,166)    (3,703)    (1,778)    (2,007)
Extraordinary loss on early extinguishment of debt.....     (3,260)    --         --         --         --
                                                         ---------  ---------  ---------  ---------  ---------
Net loss...............................................  $  (9,321) $  (5,166) $  (3,703) $  (1,778) $  (2,007)
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------
Loss per common and equivalent share...................  $  (21.31) $  (11.81) $   (8.46) $   (4.06) $   (4.59)
Weighted average number of shares......................    437,500    437,500    437,500    437,500    437,500

          See accompanying notes to consolidated financial statements.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                             (DOLLARS IN THOUSANDS)

                                                                                          FOR THE THREE MONTHS
                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                                                             ENDED MARCH 31,
                                                       ---------------------------------  ---------------------
                                                          1993        1994       1995       1995        1996
                                                       ----------  ----------  ---------  ---------  ----------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...........................................  $   (9,321) $   (5,166) $  (3,703) $  (1,778) $   (2,007)
  Depreciation and amortization......................       8,673       9,592     12,044      2,815       3,305
  Extraordinary loss.................................       3,260      --         --         --          --
  (Gain) loss on sale of property and equipment......          69          90     --         --          --
  Accretion of preferred stock dividends.............       2,163       1,509     --         --          --
  Changes in assets and liabilities:
    Accounts receivable and other receivables........        (728)     (1,278)      (762)      (244)        113
    Prepaid land rents, insurance and other..........        (262)       (223)      (391)      (154)       (336)
    Accounts payable and accrued expenses............         741        (156)      (317)      (339)        126
    Accrued interest.................................        (253)        140         56      1,736       1,892
    Deferred revenue.................................      --             400         68     --            (200)
    Other............................................        (220)     --              5          9          (4)
                                                       ----------  ----------  ---------  ---------  ----------
      Net cash from operating activities.............       4,122       4,908      7,000      2,045       2,889
                                                       ----------  ----------  ---------  ---------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Gross capital expenditures.........................      (2,862)     (5,671)    (5,620)      (576)     (1,966)
  Payments for acquisitions..........................      --          (3,355)    (1,925)    (1,341)    (13,621)
  Proceeds from sale of property and equipment.......         858       1,003     --         --          --
  Payment for consulting agreement...................      --          --         (1,400)    --          --
  Other payments.....................................         (32)       (160)      (124)    --             (86)
                                                       ----------  ----------  ---------  ---------  ----------
      Net cash used in investing activities..........      (2,036)     (8,183)    (9,069)    (1,917)    (15,673)
                                                       ----------  ----------  ---------  ---------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt...........      64,037      25,408     --         --          --
  Principal payments of long-term debt...............     (64,505)       (272)      (262)       (33)        (33)
  Deferred financing costs...........................      (3,560)     (1,888)      (336)      (138)
  Net borrowings under credit agreements.............       3,950       3,040      2,671         42      12,809
  Payment of prepayment fees.........................      (1,272)     --         --         --          --
  Payment for redemption of preferred stock..........      --         (23,015)    --         --          --
  Payment for cancellation of outstanding warrants...        (750)     --         --         --          --
                                                       ----------  ----------  ---------  ---------  ----------
  Net cash from (used in) financing activities.......      (2,100)      3,273      2,073       (129)     12,776
                                                       ----------  ----------  ---------  ---------  ----------
NET INCREASE (DECREASE) IN CASH......................         (14)         (2)         4         (1)         (8)
CASH, at beginning of period.........................          31          17         15         15          19
                                                       ----------  ----------  ---------  ---------  ----------
CASH, at end of period...............................  $       17  $       15  $      19  $      14  $       11
                                                       ----------  ----------  ---------  ---------  ----------
                                                       ----------  ----------  ---------  ---------  ----------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid during the period....................  $    7,701  $    7,885  $   8,196  $     276  $      401
                                                       ----------  ----------  ---------  ---------  ----------
                                                       ----------  ----------  ---------  ---------  ----------

          See accompanying notes to consolidated financial statements.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' DEFICIT
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                             COMMON
                                                            STOCK AND
                                                           ADDITIONAL     COMMON                        COMMON
                                             SHARES OF       PAID IN       STOCK      ACCUMULATED   STOCKHOLDERS'
                                           COMMON STOCK      CAPITAL     WARRANTS       DEFICIT        DEFICIT
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1993............          7,649     $   1,051       --        ($   33,608)   ($    32,557)
Effect of stock split...................        429,851        --           --            --              --
Debt proceeds attributable to warrants
 issued.................................        --             --        $   2,500        --                2,500
Reclassification of redeemable common
 stock reflecting termination of
 stockholder agreement which may have
 required Universal Outdoor II Holding
 Company to purchase up to 20% of its
 outstanding Class A common stock.......        --                400       --            --                  400
Net loss................................        --             --           --             (5,166)         (5,166)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1994............        437,500         1,451        2,500        (38,774)        (34,823)
Net loss................................        --             --           --             (3,703)         (3,703)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at December 31, 1995............        437,500         1,451        2,500        (42,477)        (38,526)
Net loss (unaudited)....................        --             --           --             (2,007)         (2,007)
                                          ---------------  -----------  -----------  -------------  --------------
Balance at March 31, 1996 (unaudited)...        437,500     $   1,451    $   2,500    ($   44,484)   ($    40,533)
                                          ---------------  -----------  -----------  -------------  --------------
                                          ---------------  -----------  -----------  -------------  --------------

          See accompanying notes to consolidated financial statements.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 -- BASIS OF PRESENTATION AND DESCRIPTION OF THE BUSINESS:
    Universal Outdoor, Inc., Universal Outdoor II Holding Company (the Holding Company), Outdoor Properties, Inc., Midwest Outdoor Management, Inc. and CBT Development, Inc. were entities under common ownership and control. In connection with the Refinancing Plan (see below), (i) a wholly-owned subsidiary of the Holding Company was merged with and into Universal Outdoor, Inc., which thereupon became a wholly-owned subsidiary of the Holding Company and (ii) Universal Outdoor, Inc. (Universal) acquired all of the assets, in consideration for the assumption of all of the liabilities, of each of Outdoor Properties, Inc., Midwest Outdoor Management, Inc. and CBT Development, Inc. In conjunction with the Refinancing Plan, 2,649 shares of class A common stock of Universal were exchanged for an equal number of common shares of the Holding Company, and 1,556 shares of class B common stock of Universal were exchanged for 48,000 shares of Series B voting preferred stock of the Holding Company.

    Effective November 18, 1993, Universal executed a Refinancing Plan to extend the average life of its obligations, thereby enhancing its operating and financial flexibility. As part of the Refinancing Plan, Universal combined, in a single operating entity (Universal Outdoor, Inc.) under the Holding Company, business activities previously conducted by separate affiliated corporations, repaid certain outstanding indebtedness, issued $65.0 million Senior Notes due 2003 of Universal and replaced its existing bank credit facility. In addition, the Refinancing Plan provided for the amendment of the terms of the redeemable preferred stock of the Holding Company to allow the provisions of the indenture governing the Senior Notes due 2003 to restrict payments by the operating company to the Holding Company until the $65.0 million Senior Notes due 2003 have been retired.

    Pursuant to the Refinancing Plan, Universal entered a new credit facility which permits borrowings of up to $12,500 on a revolving basis. Additionally, Universal issued $65.0 million Senior Notes. With the funds obtained, Universal
(i) repaid all outstanding bank borrowings, (ii) retired approximately $25,000 of senior secured notes (including a prepayment penalty of $1,000), (iii) retired approximately $6,500 of senior subordinated notes, (iv) repaid approximately $3,400 of other indebtedness and (v) paid related transaction fees and expenses, including prepayment penalties.

    Upon consummation of the Refinancing Plan, Universal recognized an extraordinary loss totaling $3,300 relating to the write-off of unamortized deferred financing costs and prepayment fees associated with long term debt instruments. Furthermore, the redeemable preferred stock ($16,900 at November 18, 1993, the refinancing date) and a $1,200 unsecured term loan became obligations of and were recorded in the Holding Company with the operations of Universal and all other assets and liabilities recorded in the operating subsidiary, Universal. The Holding Company's sole source of funds will be the operations of its wholly-owned subsidiary, Universal. However the terms of the $65.0 million Senior Notes due 2003 effectively preclude the operating subsidiary from distributing cash to satisfy obligations of the Holding Company.

    Universal is a leading Midwestern outdoor advertising company. Universal owns and operates outdoor advertising display faces principally in five geographic markets: Chicago, Illinois; Milwaukee, Wisconsin; Indianapolis, Indiana; Des Moines, Iowa; and Evansville, Indiana. Universal sells outdoor advertising space to national, regional and local advertisers.

    Historically, manufacturers of tobacco products, principally cigarettes, have been major users of outdoor advertising displays, including displays operated by Universal. In 1993, 1994 and 1995, tobacco industry advertising accounted for approximately 14.8%, 13.1% and 13.3% of Universal's net revenues, respectively.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES:
    The summary of significant accounting policies is presented to assist the reader in understanding and evaluating Universal's consolidated financial statements. These policies are in conformity with generally accepted accounting principles consistently applied in all material respects.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRINCIPLES OF CONSOLIDATION

    The  Holding Company's subsidiary is wholly-owned and is consolidated in the
accompanying  financial   statements.   All  material   intercompany   balances,
transactions and profits have been eliminated.

    REVENUE RECOGNITION

    Universal's revenues are generated from contracts with advertisers generally covering periods of one to twelve months. Universal recognizes revenues ratably over the contract term and defers customer prepayment of rental fees. Costs incurred for the production of outdoor advertising displays are recognized in the initial month of the contract or as incurred during the contract period.

    PREPAID LAND RENTS

    Most of Universal's outdoor advertising structures are located on leased land. Land rents are typically paid in advance for periods ranging from one to twelve months. Prepaid land rents are expensed ratably over the related rental term.

    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred; major improvements are capitalized.

    INTANGIBLE ASSETS

    Non-compete agreements, deferred financing and acquisition costs are amortized over their estimated economic lives, ranging from three to ten years. The excess of cost over fair value of assets acquired is amortized over twenty years on a straight-line basis. Universal reviews the carrying value of intangibles and other long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This review is performed by comparing estimated undiscounted future cash flows from use of the asset to the recorded value of the asset.

    INCOME TAXES

    Income tax expense is based on pre-tax income for financial reporting purposes, adjusted for the effects of permanent differences between such income and that reported for tax return purposes. Deferred tax assets and liabilities are recognized for expected future tax consequences of temporary differences between the carrying amounts and tax bases of the underlying assets and liabilities (Note 8).

    PER SHARE INFORMATION

    Loss per common and equivalent share are based on the weighted average number of common stock and common stock equivalents outstanding during periods, computed using the treasury stock method. Common stock equivalents represent the potential dilutive impact of common stock warrants. For the three years ended December 31, 1995, stock warrants issued did not have a dilutive impact on earnings per share.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RECLASSIFICATIONS

    Certain financial information in the prior years have been reclassified to conform to the current year presentation.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1996 and 1995 and for the three months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

NOTE 3 -- PROPERTY AND EQUIPMENT:
    Major classes of property and equipment consist of the following at December 31, 1994 and 1995:

                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1994       1995
                                                                                             ---------  ---------
Outdoor advertising structures.............................................................  $  70,869  $  76,340
Land and capitalized land lease costs......................................................      2,167      2,232
Vehicles and equipment.....................................................................      3,751      4,712
Building and leasehold improvements........................................................      3,019      3,150
Display faces under construction...........................................................        125      1,344
                                                                                             ---------  ---------
                                                                                                79,931     87,778
Less accumulated depreciation..............................................................     26,280     32,432
                                                                                             ---------  ---------
Net property and equipment.................................................................  $  53,651  $  55,346
                                                                                             ---------  ---------
                                                                                             ---------  ---------

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS:
    Long-term debt consists of the following at December 31, 1994 and 1995:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                   1994        1995
                                                                                 ---------  -----------
11% Senior Notes due 2003, net of discount of $902 and $839 (a)................  $  64,098  $    64,161
14% Senior Secured Discount Notes due 2004, net of discount of $24,835 and
 $20,917 (b)...................................................................     25,165       29,083
Credit facility (c)............................................................      6,990        3,286
Acquisition line (c)...........................................................     --            6,375
Unsecured promissory note (d)..................................................      1,200        1,200
Other obligations (e)..........................................................      2,274        2,315
                                                                                 ---------  -----------
                                                                                    99,727      106,420
Less current maturities of long-term debt and other obligations................         58           58
                                                                                 ---------  -----------
                                                                                 $  99,669  $   106,362
                                                                                 ---------  -----------
                                                                                 ---------  -----------

- ------------------------
(a) The $65.0 million Senior Notes due 2003 have interest payable semi-annually and are subject to redemption at the option of Universal beginning in 1998. The $65.0 million Senior Notes due 2003 also contain certain restrictive covenants including, among others, limitations on additional debt incurrence and restrictions on distributions to stockholders, except for limited payments permitted under the Indenture.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS: (CONTINUED)
(b) The $50.0 million Senior Secured Discount Notes due 2004 do not pay any interest prior to July 1, 1999. Commencing July 1, 1999, interest on the Notes will accrue at the per annum rate of 14% of the principal amount at maturity and will be payable in cash semi-annually on each January 1 and July 1, commencing on January 1, 2000. These notes are secured by a pledge of all the outstanding common shares of Universal and rank pari passu in right of payment with existing senior indebtedness of the Holding Company. The indenture governing these notes contains certain restrictive covenants including, among others, limitations on Universal and the Holding Company on additional debt incurrence, restrictions on distributions to shareholders, the creation of liens, the making of certain investments and engaging in transactions with affiliates.

    The Holding Company will be dependent on the cash flow of Universal and its subsidiary in order to meet its debt service obligations. The Holding Company believes that it will receive distributions from Universal to enable it to service the cash interest payments; however, there can be no assurances that such distributions, if any, will be adequate to satisfy either the cash interest on, or the payment of such debt. Significant contractual and other restrictions exist on the payment of dividends and the making of loans by Universal to the Holding Company. Consequently, all or a portion of the $50.0 million Senior Secured Discount Notes due 2004 may require refinancing prior to the maturity thereof. During the period prior to July 1, 2004, the Holding Company does not expect to have significant short-term cash requirements except for certain legal, accounting, printing and other similar costs.

(c) In July 1995, Universal's credit agreement was amended to increase the available borrowings, to extend the term of the agreement, and to add an acquisition line of credit.

    Pursuant to the amended revolving credit agreement that extends through May 2001, Universal has borrowing available under a credit facility and an acquisition line of credit. The credit facility permits borrowings up to $12,500 until May 1, 2000 when available borrowings under the credit facility are scheduled to reduce to $10,000. The acquisition line of credit permits borrowings up to $22,500. Available borrowings under the acquisition line are scheduled to reduce to $19,500 in 1996, $15,500 in 1997, $10,500 in 1998 and $4,500 in 1999 and $0 in 2000.

    The loans under the credit facility and acquisition line bear interest at the rate per annum equal to the following: (i) Prime rate plus 0.25% when the aggregate principle amount outstanding under the credit facility and the acquisition line is $20 million or less, and (ii) Prime rate plus 0.50% when the aggregate principle amount outstanding is greater than $20 million. Prior to the amendment, Universal paid interest on this facility at (i) the Prime rate or (ii) LIBOR plus 225 basis points. The interest rate in effect during 1995 ranged from 8.5% to 9.25% and was 6% to 8.5% during 1994. Interest on the credit facility is payable monthly. The credit facility is collateralized by a first security interest in all assets of Universal. Borrowings under the credit agreement are subject to certain restrictive covenants including, among others, a maximum ratio of total indebtedness to earnings, a minimum ratio of earnings to total interest expense and restrictions on additional debt incurrence as well as distributions to stockholders. Commitment fees are 0.25% of the unused portion of the committed facility and are paid quarterly.

(d) The unsecured term loan of the Holding Company, which is due no later than 60 days following November 15, 2003, bears interest at 10% and is payable monthly. This loan is guaranteed by a stockholder of the Holding Company.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 4 -- LONG-TERM DEBT AND OTHER OBLIGATIONS: (CONTINUED)
(e) Other obligations include the following:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
- - Secured term note due November 30, 1999 bearing interest at the prime rate. Interest on this note is payable monthly. This note is secured by
  a building in Addision, Illinois.......................................  $   1,200  $   1,148
- - Promissory note due December 31, 2001. Interest on this note is calculated annually and is equal to 14% of the cash flow (as defined)
  of Universal's subsidiary..............................................        500        500
- - Promissory note with interest, compounded annually, at 10%, due May 4,
  1999. For the first two years subsequent to May 4, 1994, interest is added to the principal balance. Thereafter, interest is to be paid
  monthly in arrears.....................................................        500        500
- - Other obligations......................................................         74        167
                                                                           ---------  ---------
                                                                           $   2,274  $   2,315
                                                                           ---------  ---------
                                                                           ---------  ---------

    Aggregate maturities of long-term debt obligations for each of the five years subsequent to 1995 are $58, $54, $95, $2,712 and $4,500.

NOTE 5 -- PURCHASE OF PREFERRED AND COMMON STOCK:
    The Holding Company sold 50,000 Units consisting of $50.0 million of 14% Senior Secured Discount Notes due 2004 and 50,000 warrants to purchase shares of common stock. The gross proceeds from the sale of the Units were $25,400 which were used by the Holding Company (i) to purchase, for approximately $18,400, all of the outstanding shares of its Series A preferred stock (including accrued dividends) together with approximately 23.1% of its outstanding common stock held by the holder of the Series A preferred stock, (ii) to purchase, for approximately $4.7 million, all of the outstanding shares of its Series B preferred stock (including accrued dividends), (iii) to pay related transaction fees and expenses and, (iv) for working capital purposes. In addition, 12,500 warrants to purchase shares of common stock were issued as compensation for services rendered in connection with the sale of the Units. The warrants, which are exercisable at a price of $.01 per share, were assigned, based on market conditions at the time of the sale of the Units, a value of $40 per warrant, or $2,500 in total.

NOTE 6 -- REDEEMABLE PREFERRED STOCK:
    In connection with the 1993 Refinancing, the Holding Company amended its Certificate of Incorporation and authorized and issued 48,000 shares of no-par Series B preferred stock in exchange for the 1,556 outstanding shares of Class B common stock of Universal. This preferred stock was initially valued at fair market value, or $4,287. As described in Note 5, the Series B preferred stock and the Series A preferred stock (as described below), including accrued dividends, were purchased by the Holding Company in June 1994.

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 7 -- LEASE COMMITMENTS:
    Rent  expense  totaled $4,100,  $4,600 and  $4,600 in  1993, 1994  and 1995,
respectively. Minimum annual rentals under the terms of noncancellable operating leases in effect at December 31, 1995 are payable as follows:

YEAR                                                                        LEASES       LAND       TOTAL
- ------------------------------------------------------------------------  -----------  ---------  ---------
1996....................................................................   $     191   $   3,315  $   3,506
1997....................................................................         145       2,995      3,140
1998....................................................................          63       2,615      2,678
1999....................................................................          63       2,242      2,305
2000....................................................................          53       1,925      1,978
Thereafter..............................................................      --          13,083     13,083
                                                                               -----   ---------  ---------
                                                                           $     515   $  26,175  $  26,690
                                                                               -----   ---------  ---------
                                                                               -----   ---------  ---------

NOTE 8 -- INCOME TAXES:
    Universal and the Holding Company entered into a tax sharing agreement that became effective upon completion of the Refinancing Plan. Under the tax sharing agreement, the Holding Company filed a consolidated federal income tax return with Universal for the taxable year of Universal ended on December 31, 1993 and will continue to file consolidated returns for each taxable year thereafter for which the Holding Company and Universal are eligible to file consolidated federal income tax returns. Under the tax sharing agreement, for each taxable year of Universal with respect to which Universal is included in a consolidated federal income tax return with the Holding Company, Universal will pay to the Holding Company an amount equal to the lesser of (i) the consolidated federal income tax liability of the consolidated group of which the Holding Company is the common parent or (ii) the federal income tax liability of Universal, computed as if Universal had filed a separate federal income tax return. Accordingly, Universal has included the tax benefits of the Holding Company's net operating loss carryforwards generated prior to consummation of the Refinancing Plan in its deferred tax computation. Tax benefits from losses generated by the Holding Company subsequent to the consummation of the Refinancing Plan are not available to Universal; however, such benefits may be transferred through either an intercompany transfer or a capital transaction.

    Since the Holding Company incurred a net operating loss in 1994 and 1995, no provision for income taxes was required. Deferred tax assets, determined in accordance with FAS 109, consist of the following:

                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1994       1995
                                                                                     ---------  ---------
Bad debts..........................................................................  $      42  $      42
Non-deductible accrued expenses....................................................         81         53
Depreciation.......................................................................        136        523
Non-deductible interest............................................................        558      1,803
Loss carryforwards.................................................................      6,575      6,202
                                                                                     ---------  ---------
                                                                                         7,392      8,623
                                                                                     ---------  ---------
Valuation reserve..................................................................     (7,392)    (8,623)
                                                                                     ---------  ---------
Net deferred tax asset.............................................................  $  --      $  --
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 8 -- INCOME TAXES: (CONTINUED)
    For tax return purposes, the following companies have net operating loss carryforwards at December 31, 1994 which expire between 2005-2009:

PRIOR TO REFINANCING PLAN:
  Universal.......................................................             $   5,808
  Holding Company.................................................                 7,172
                                                                               ---------
                                                                               $  12,980
                                                                               ---------
                                                                               ---------
SUBSEQUENT TO REFINANCING PLAN:
  Holding Company.................................................             $   2,524
                                                                               ---------
                                                                               ---------

    Certain restrictions on the Holding Company's utilization of the net operating losses will apply if there has been an "ownership change" of either the Holding Company, Universal, or both within the meaning of section 382 of the Internal Revenue Code. Upon completion of the debt offering and stock purchases as described in Note 5, a limitation was imposed on the net operating loss carryforwards which arose prior to the Refinancing Plan of Universal. The limitation, as specified in Section 382 of the Internal Revenue Code, is based on a percentage of the value of the Company at the time of the ownership change. Furthermore, the Holding Company's use of Universal's net operating losses are subject to limitations applicable to corporations filing consolidated federal income tax returns.

    In accordance with the Internal Revenue Code regulations, the deductibility of interest for the $50.0 million Senior Secured Discount Notes due 2004 is limited. Net operating losses exclude any interest which is not currently deductible.

NOTE 9 -- SUPPLEMENTAL CASH FLOW INFORMATION:
    In May 1994, Universal entered into two asset purchase agreements to purchase, for a net combined purchase price of $4,300, advertising structures located in the Chicago and Milwaukee markets. Approximately, $3,300 of the total purchase price was paid in cash and $1,000 was paid in the form of promissory notes issued by Universal. Additionally, in October 1994, Universal acquired a building in Addison, Illinois, for $1,500, $1,200 of which was funded with a secured term note. Accordingly, the Statement of Cash Flows does not reflect these notes issued to acquire the advertising structures or building.

    In addition, in 1994, 12,500 warrants to purchase shares of common stock were issued as compensation for services rendered in connection with the sale of the Units (Note 5). Accordingly, the Statement of Cash Flows does not reflect the $500 value assigned to the warrants as a cash outflow for deferred financing costs.

    In March 1995, Universal entered into two stock purchase agreements to purchase, for a net combined purchase price of $1,400, advertising structures located in the Dallas market. Approximately $1,200 of the total purchase price was paid in cash and $200 was paid in the form of promissory notes issued by Universal or assumption of debt of the acquired Company. Additionally, during 1995 Universal acquired signboard crane equipment for $103 under a capital lease. Accordingly, the Statement of Cash Flows does not reflect the debt incurred in the acquisition of the stock or the equipment.

NOTE 10 -- FINANCIAL INSTRUMENTS:
    The Holding Company values its financial instruments as required by FAS No. 107, "Disclosures about Fair Values of Financial Instruments." The carrying amounts of cash and cash equivalents, short

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 10 -- FINANCIAL INSTRUMENTS: (CONTINUED) term debt and long-term variable rate debt approximate fair value. The fair value of long-term debt is based on market prices. The estimated fair values of the Holding Company's financial instruments, for which the carrying amount does not approximate fair value, as of December 31, 1995 is as follows:

                                                                                 CARRYING      AMOUNT
                                                                                   FAIR         VALUE
                                                                                -----------  -----------
Long-term debt................................................................  $   106,420  $   109,145

NOTE 11 -- COMMITMENT AND CONTINGENCIES:
    The Holding Company is subject to various legal claims, suits and complaints in the normal course of business. Such litigation includes claims by municipalities that certain outdoor advertising structures must be removed. While the ultimate outcome of current and future litigation cannot be predicted with certainty, management believes, based on the advice of the Company's counsel, the final outcome of such litigation will not have a material adverse effect on the Holding Company's consolidated financial position.

    Pursuant to the Refinancing Plan, the Holding Company entered into a Limited Capital Appreciation Rights Agreement with certain institutions that were previously debt holders of Universal (the "Holders"). Pursuant to the agreement, upon the occurrence of a "Triggering Event," the Holding Company will be obligated to pay to the Holders consideration based on the valuation of the common equity of the Holding Company, but in no event in excess of $3,800. As defined by the agreement, a Triggering Event includes an initial public offering of common stock and a plan of complete liquidation or dissolution. The expiration date of the agreement is June 30, 1998, except that, with respect to an initial public offering of common stock, the expiration date is June 30, 1996. As the likelihood of a triggering event occurring prior to the agreement's expiration date is not probable, no accrual, or charge to operations, were recorded at December 31, 1995.

NOTE 12 -- SUBSEQUENT EVENTS:
    In February 1996, the Company entered into an agreement to purchase all outstanding stock of NOA Holding Company for approximately $85 million ("Naegele Acquisition"). The Company expects fees and expenses associated with the deal to be $5 million. As a result of the proposed stock purchase, Universal will acquire signboards in the Minneapolis/St. Paul, Minnesota and Jacksonville, Florida markets. The Company expects to finance this acquisition with $60 million in bank borrowings and $30 million in cash proceeds from the purchase of equity of the Holding Company by an investor group. The transaction is expected to close in April 1996.

    In the first quarter of 1996, the Company also entered into an asset purchase agreement with Adsign, Inc. Under this agreement, Universal purchased approximately 160 display faces in the Chicago market in exchange for $12.5 million. The purchase price was paid in cash and was financed with borrowings against the Acquisition Line of Credit.

NOTE 13 -- NAEGELE AND PARAMOUNT ACQUISITIONS:
    On  April 5, 1996, the Company  refinanced its existing credit facility with
(i) a revolving credit line in the amount of $12.5 million ("Revolving Credit Facility") and (ii) an acquisition term loan and an acquisition revolving credit line in the amount of $75.0 million and $12.5 million, respectively ("Acquisition Credit Facility"). No amounts were drawn under the Revolving Credit Facility to finance the Naegele Acquisition; the Revolving Credit Facility is available to Universal Outdoor, Inc. for working capital needs. Approximately $84.5 million was drawn and used to finance the Naegele Acquisition and refinance other

                UNIVERSAL OUTDOOR HOLDINGS, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 13 -- NAEGELE AND PARAMOUNT ACQUISITIONS: (CONTINUED) indebtedness under the Acquisition Credit Faciliy. Both the Revolving Credit Facility and the Acquisition Credit Facility are secured by a lien on the assets of Universal Outdoor, Inc., a pledge of the stock of the Company, and a pledge of the stock of any wholly-owned subsidiary of Universal Outdoor, Inc.

    In addition, the Company sold 186,500 shares of Class B common stock and 188,500 shares of Class C common stock for approximately $30 million. The proceeds were used to assist in the financing of the Naegele Acquisition.

    In April 1996, the Company acquired four painted bulletin faces in the Chicago market from Paramount Outdoor, Inc. in an asset purchase transaction for approximately $600,000.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                UNIVERSAL                                 PRO FORMA               AS ADJUSTED
                                                 OUTDOOR      AD-SIGN,       NOA    ----------------------   ----------------------
                                                HOLDINGS,     INC. AND     HOLDING  ACQUISITION               OFFERING
                                                  INC.      IMAGE MEDIA    COMPANY  ADJUSTMENTS   COMBINED   ADJUSTMENTS   COMBINED
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Revenues......................................   $38,101       $3,616      $28,364  $ --          $70,081      $--          $70,081
Less -- commissions and discounts.............     3,953          249       3,516     --            7,718       --           7,718
                                                ---------   ------------   -------  -----------   --------   -----------   --------
                                                  34,148        3,367      24,848     --           62,363       --          62,363
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Operating expenses:
  Direct cost of revenue......................    12,864        1,286      10,285     --           24,435       --          24,435
  General and administrative..................     4,645          402       5,378    (2,500)(c)     7,925       --           7,925
  Depreciation and amortization...............     7,402          640       4,341     3,260(a)     15,643       --          15,643
                                                ---------   ------------   -------  -----------   --------   -----------   --------
                                                  24,911        2,328      20,004       760        48,003       --          48,003
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Operating income (loss).......................     9,237        1,039       4,844      (760)       14,360       --          14,360
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Other expense:................................
  Interest....................................    12,894       --           2,503     3,569(b)     18,966      (4,183)      14,783
  Other.......................................        46       --            --       --               46       --              46
                                                ---------   ------------   -------  -----------   --------   -----------   --------
                                                  12,940       --           2,503     3,569        19,012      (4,183)      14,829
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Net income (loss).............................   $(3,703)      $1,039      $2,341   $(4,329)      $(4,652)     $4,183       $ (469)
                                                ---------   ------------   -------  -----------   --------   -----------   --------
                                                ---------   ------------   -------  -----------   --------   -----------   --------

     See accompanying notes to pro forma combined statements of operations.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                UNIVERSAL                                 PRO FORMA               AS ADJUSTED
                                                 OUTDOOR      AD-SIGN,       NOA    ----------------------   ----------------------
                                                HOLDINGS,     INC. AND     HOLDING  ACQUISITION               OFFERING
                                                  INC.      IMAGE MEDIA    COMPANY  ADJUSTMENTS   COMBINED   ADJUSTMENTS   COMBINED
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Revenues......................................   $ 9,332       $  904      $6,633   $ --          $16,869      $--          $16,869
Less -- commissions and discounts.............       905           62         801     --            1,768       --           1,768
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   8,427          842       5,832     --           15,101       --          15,101
                                                ---------       -----      -------  -----------   --------   -----------   --------
Operating expenses:
  Direct cost of revenue......................     3,571          322       2,616     --            6,509       --           6,509
  General and administrative..................     1,227          100       1,459      (676)(c)     2,110       --           2,110
  Depreciation and amortization...............     2,032          160       1,053       815(a)      4,060       --           4,060
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   6,830          582       5,128       139        12,679       --          12,679
                                                ---------       -----      -------  -----------   --------   -----------   --------
Operating income (loss).......................     1,597          260         704      (139)        2,422       --           2,422
                                                ---------       -----      -------  -----------   --------   -----------   --------
Other expense:................................
  Interest....................................     3,594       --             468       863(b)      4,925      (1,051)       3,874
  Other.......................................        10       --            --       --               10       --              10
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   3,604       --             468       863         4,935      (1,051)       3,884
                                                ---------       -----      -------  -----------   --------   -----------   --------
Net income (loss).............................   $(2,007)      $  260      $  236   $(1,002)      $(2,513)     $1,051       $(1,462)
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                ---------       -----      -------  -----------   --------   -----------   --------

                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                UNIVERSAL                                 PRO FORMA               AS ADJUSTED
                                                 OUTDOOR      AD-SIGN,       NOA    ----------------------   ----------------------
                                                HOLDINGS,     INC. AND     HOLDING  ACQUISITION               OFFERING
                                                  INC.      IMAGE MEDIA    COMPANY  ADJUSTMENTS   COMBINED   ADJUSTMENTS   COMBINED
                                                ---------   ------------   -------  -----------   --------   -----------   --------
Revenues......................................   $ 8,025       $  904      $6,283   $ --          $15,212      $--          $15,212
Less -- commissions and discounts.............       789           62         790     --            1,641       --           1,641
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   7,236          842       5,493     --           13,571       --          13,571
                                                ---------       -----      -------  -----------   --------   -----------   --------
Operating expenses:
  Direct cost of revenue......................     3,108          321       2,520     --            5,949       --           5,949
  General and administrative..................     1,072          101       1,375      (625)(c)     1,923       --           1,923
  Depreciation and amortization...............     1,737          160       1,009       815(a)      3,721       --           3,721
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   5,917          582       4,904       190        11,593       --          11,593
                                                ---------       -----      -------  -----------   --------   -----------   --------
Operating income (loss).......................     1,319          260         589      (190)        1,978       --           1,978
                                                ---------       -----      -------  -----------   --------   -----------   --------
Other expense:................................
  Interest....................................     3,087       --             707       811(b)      4,605      (1,036)       3,569
  Other.......................................        10       --            --       --               10       --              10
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                   3,097       --             707       811         4,615      (1,036)       3,579
                                                ---------       -----      -------  -----------   --------   -----------   --------
Net income (loss).............................   $(1,778)      $  260      $ (118 ) $(1,001)      $(2,637)     $1,036       $(1,601)
                                                ---------       -----      -------  -----------   --------   -----------   --------
                                                ---------       -----      -------  -----------   --------   -----------   --------

     See accompanying notes to pro forma combined statements of operations.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.
              NOTES TO PRO FORMA COMBINED STATEMENTS OF OPERATIONS

NOTE 1 -- BASIS OF PRESENTATION

    The unaudited pro forma combined statements of operations give effect to the acquisition by Universal Outdoor Holdings, Inc. of the capital stock of NOA Holding Company in a transaction to be accounted for as a purchase. These statements are based on the individual statements of operations of Universal Outdoor Holdings, Inc., NOA Holding Company, Ad-Sign, Inc. and Image Media and combine their results of operations for the year ended December 31, 1995 and the three months ended March 31, 1996 and 1995 as if the acquisitions occurred as of the beginning of the periods presented. The historical statement of operations of NOA Holding Company excludes the results of operations of the Memphis and Youngstown markets which were sold in November of 1995, as well as the gain on the sale of those operations.

    No income taxes have been reflected in the statements of operations  because
(a) available net operating loss carryforwards of Universal Outdoor Holdings, Inc. previously have been fully offset with a valuation allowance, and (b) the income taxes recorded by NOA Holding Company have been eliminated as they relate principally to the gain from the sale of the Memphis and Youngstown operations.

NOTE 2 -- PRO FORMA ADJUSTMENTS

    The pro forma combined statements of operations have been prepared to reflect (a) the acquisition of NOA Holding Company by Universal Outdoor Holdings, Inc. for an aggregate purchase price of $85 million plus related acquisition fees of $5 million, (b) the financing of such acquisition by bank borrowings of $60 million and the issuance of $30 million of common shares to an investor group, and (c) the utilization of the proceeds to the Company of the public equity offering to redeem $10 million of 14% Senior Secured Discount Notes due 2004 and repay $35 million of 8.25% bank borrowings. Pro Forma adjustments have been made to reflect:

    (a) Additional annual depreciation of $3.9 million resulting from the increased basis of $45 million and $13.6 million in property and equipment acquired, based on estimated useful lives of 15 years from NOA Holding Company and Ad-Sign, Inc. and Image Media, respectively.

    (b) Annual interest charges of $4,950,000 on $60 million of 8.25% bank borrowings issued in connection with the acquisition, less interest eliminated on NOA Holding Company debt not assumed in the acquisition and annual interest charges of $1,122,000 on $13.6 million of 8.25% bank borrowings issued in connection with the acquisition of Ad-Sign, Inc. and Image Media.

    (c) Elimination of certain duplicate corporate expenses of NOA Holding Company, principally relating to employee costs and costs relating to other corporate activities. Such expenses were eliminated by the company upon completion of the acquisition.

                        UNIVERSAL OUTDOOR HOLDINGS, INC.

                        PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                  UNIVERSAL                         PRO FORMA                    AS ADJUSTED
                                   OUTDOOR                 ----------------------------  ----------------------------
                                  HOLDINGS,   NOA HOLDING    ACQUISITION                    OFFERING
                                    INC.        COMPANY      ADJUSTMENTS     COMBINED      ADJUSTMENTS     COMBINED
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
Current assets.................   $   7,566    $   6,830   $     --         $    14,396  $     --         $    14,396
Property and equipment.........      69,266       14,421       45,000 (c)       128,687        --             128,687
Other assets...................       7,915        5,715       21,250 (c)        34,880       (1,451)(d)       33,429
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
    Total assets...............  $   84,747   $   26,966   $    66,250      $   177,963  $    (1,451    ) $   176,512
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
Current liabilities............  $    5,032   $    2,694   $                $     7,726  $                $     7,726
Long-term debt.................     120,248        5,163        60,000(a)       180,248      (44,944     (d)     135,304
                                                                (5,163     (b)
Other noncurrent liabilities...      --              521       --                   521      --                   521
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
    Total liabilities..........     125,280        8,378        54,837          188,495      (44,944    )     143,551
Stockholders' equity
 (deficit).....................     (40,533 )     18,588        30,000(a)       (10,532)      43,493(d)        32,961
                                                               (18,587     (b)
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
Total liabilities and
 stockholders' equity..........  $   84,747   $   26,966   $    66,250      $   177,963  $    (1,451    ) $   176,512
                                 -----------  -----------  ---------------  -----------  ---------------  -----------
                                 -----------  -----------  ---------------  -----------  ---------------  -----------

           See accompanying note to pro forma combined balance sheet.

                    NOTE TO PRO FORMA COMBINED BALANCE SHEET

    The pro forma combined balance sheet has been prepared to reflect (a) the acquisition of NOA Holding Company by Universal Outdoor Holdings, Inc. for an aggregate purchase price of $85 million plus related acquisition fees and expenses of $5 million and (b) the repayment of debt related to the financing of the acquisition from the proceeds of sale of common shares. Pro forma adjustments have been made to reflect:

    (a) Bank borrowings of $60 million at 8.25% and issuance of $30 million of common stock,

    (b) The elimination of the stockholders' equity accounts and debt of NOA Holding Company,

    (c) The recording of the net assets of NOA Holding Company at estimated fair value at the acquisition date, and

    (d) The $46 million estimated proceeds to Universal Outdoor Holdings, Inc. for common shares being sold in this Offering which is to be used to repay indebtedness.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
NOA Holding Company

    We have audited the accompanying consolidated balance sheets of NOA Holding Company as of May 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NOA Holding
Company as of May 31, 1994 and 1995 and the consolidated results of its operations and cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

                                          Minneapolis, Minnesota
                                          July 21, 1995

                              NOA HOLDING COMPANY
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                    MAY 31,
                                                                              --------------------
                                                                                1994       1995
                                                                              ---------  ---------   MARCH 31,
                                                                                                        1996
                                                                                                    ------------
                                                                                                    (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash......................................................................  $   1,619  $   1,630   $      906
  Accounts receivable, net of allowance for doubtful accounts of $346,000 in
   1994 and $338,000 in 1995................................................      4,384      4,517        3,639
  Other receivables.........................................................        256        262          126
  Inventories...............................................................        267        282          153
  Current portion of prepaid leases.........................................      1,183      1,098        1,059
  Prepaid expenses..........................................................        390        274          191
  Other assets..............................................................        150         35          210
                                                                              ---------  ---------  ------------
      Total current assets..................................................      8,249      8,098        6,284
                                                                              ---------  ---------  ------------
Long-term portion of prepaid leases.........................................        312        509          545
Property and equipment, net (Note 3)........................................     23,562     22,357       14,422
Intangibles, net (Note 4)...................................................     17,505     12,374        5,714
                                                                              ---------  ---------  ------------
      Total assets..........................................................  $  49,628  $  43,338   $   26,965
                                                                              ---------  ---------  ------------
                                                                              ---------  ---------  ------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................................  $     605  $     650   $      460
  Revolving credit..........................................................        200     --           --
  Accrued interest..........................................................        598        191          393
  Other accrued expenses....................................................      1,626      1,800        1,705
  Deferred revenue..........................................................        100         66          137
  Current portion of long-term debt.........................................      6,000        608           90
                                                                              ---------  ---------  ------------
      Total current liabilities.............................................      9,129      3,315        2,785
                                                                              ---------  ---------  ------------
Long-term debt (Note 5).....................................................     29,657     30,324        4,552
Other long-term liabilities.................................................        577        480          932
                               STOCKHOLDERS' EQUITY (NOTES 8 AND 9)
Preferred stock, par value $.10 per share:
  Authorized shares -- 1,000
  Issued shares -- 1,000....................................................     --         --           --
Class A common stock, par value $.01 per share:
  Authorized shares -- 200,000
  Issued shares -- 81,693.70 in 1994 and 72,919.94 in 1995..................          1          1            1
Class B common stock, par value $.01 per share:
  Authorized shares -- 25,000
  Issued shares -- 13,199.82 in 1994 and 6,172.16 in 1995...................     --         --           --
Additional paid-in capital..................................................     19,524     18,857       18,857
Retained deficit............................................................     (9,260)    (9,639)        (162)
                                                                              ---------  ---------  ------------
      Total stockholders' equity............................................     10,265      9,219       18,696
                                                                              ---------  ---------  ------------
      Total liabilities and stockholders' equity............................  $  49,628  $  43,338   $   26,965
                                                                              ---------  ---------  ------------
                                                                              ---------  ---------  ------------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                            TEN MONTHS ENDED
                                                                YEAR ENDED MAY 31              MARCH 31,
                                                         -------------------------------  --------------------
                                                           1993       1994       1995       1995       1996
                                                         ---------  ---------  ---------  ---------  ---------
                                                                                              (UNAUDITED)
Revenues...............................................  $  33,503  $  33,784  $  37,054  $  30,369  $  28,964
Less agency commissions and discounts..................      4,394      4,082      4,553      3,730      3,570
                                                         ---------  ---------  ---------  ---------  ---------
Net revenue............................................     29,109     29,702     32,501     26,639     25,394
Operating expenses:
  Production...........................................      6,876      6,466      6,472      5,416      4,697
  Real estate rental...................................      6,763      7,143      7,556      6,212      6,021
  Selling..............................................      2,364      2,773      2,545      2,108      1,803
  General and administrative...........................      4,951      5,294      5,388      4,391      3,509
  Depreciation and amortization........................      6,726      6,816      7,201      6,589      5,073
                                                         ---------  ---------  ---------  ---------  ---------
                                                            27,680     28,492     29,162     24,716     21,103
                                                         ---------  ---------  ---------  ---------  ---------
Operating profit.......................................      1,429      1,120      3,339      1,923      4,291
Interest...............................................      3,613      3,479      3,062      2,601      1,769
Gain on sale of assets.................................     --         --         --         --         (9,983)
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) before income taxes..................     (2,184)    (2,269)       277       (678)    12,505
Income taxes...........................................     --         --         --         --          2,441
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss)......................................     (2,184)    (2,269)       277       (678)    10,064
Dividends on preferred stock...........................       (594)    --         --         --           (587)
                                                         ---------  ---------  ---------  ---------  ---------
Net income (loss) applicable to common shares..........  $  (2,778) $  (2,269) $     277  $    (678) $   9,477
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                          PREFERRED STOCK   CLASS A COMMON     CLASS B COMMON
                                                                STOCK              STOCK         ADDITIONAL
                                          ---------------  ----------------  ------------------   PAID-IN    RETAINED
                                          SHARES   AMOUNT   SHARES    AMOUNT   SHARES    AMOUNT   CAPITAL    DEFICIT
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1992.................  1,000    $--     81,693.70  $  1    13,199.82  $--     $19,228     $ (3,612)
  Dividends declared....................   --       --        --       --        --       --       --            (594)
  Net loss..............................   --       --        --       --        --       --       --          (2,184)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1993.................  1,000     --     81,693.70     1    13,199.82   --      19,228       (6,390)
  Dividends declared....................   --       --        --       --        --       --       --            (305)
  Dividends in-kind.....................   --       --        --       --        --       --         296         (296)
  Net loss..............................   --       --        --       --        --       --       --          (2,269)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1994.................  1,000     --     81,693.70     1    13,199.82   --      19,524       (9,260)
  Dividends in-kind.....................   --       --        --       --        --       --         961         (656)
  Proceeds from issuance of stock.......   --       --        --       --      3,852.63   --       --           --
  Stock redemptions relative to the sale
   of Pony Panels.......................   --       --     (7,599.32)  --     (9,754.26)  --      (1,372)       --
  Repurchases of stock..................   --       --     (1,174.44)  --     (1,126.03)  --        (270)       --
  Compensation expense on stock
   issuances............................   --       --        --       --        --       --          14        --
  Net income............................   --       --        --       --        --       --       --             277
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at May 31, 1995.................  1,000    $--     72,919.94  $  1     6,172.16  $  --   $18,857     $ (9,639)
  Net income (unaudited)................   --       --        --       --        --       --       --           9,477
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
Balance at March 31, 1996 (unaudited)...  1,000    $       72,919.94  $  1     6,172.16  $--     $18,857     $   (162)
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------
                                          ------   ------  ---------  -----  ----------  ------  ---------   --------

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                              TEN MONTHS ENDED
                                                                  YEAR ENDED MAY 31              MARCH 31,
                                                           -------------------------------  --------------------
                                                             1993       1994       1995       1995       1996
                                                           ---------  ---------  ---------  ---------  ---------
                                                                                                (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)........................................  $  (2,184) $  (2,269) $     277  $    (678) $   9,477
Adjustments to reconcile to net cash provided by
 operating activities:
  Depreciation and amortization..........................      6,726      6,816      7,201      6,589      5,073
  Gain on sale of assets.................................     --         --         --         --         (9,983)
  Deferred tax provision.................................                                                    550
  Barter revenue resulting from purchases of equipment...       (108)    --         --         --         --
  Stock compensation expense.............................     --         --             14     --         --
  Changes in operating assets and liabilities:
    Accounts receivable..................................       (444)       (57)      (320)       118         (7)
    Other current and noncurrent assets..................        (36)       628         98         66       (123)
    Accounts payable.....................................        191        144         45       (108)    --
    Accrued expenses, deferred revenue and other.........          5       (477)       (59)      (231)      (452)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided by operating activities................      4,150      4,785      7,256      5,756      4,535
                                                           ---------  ---------  ---------  ---------  ---------
INVESTING ACTIVITIES
Capital expenditures for signs...........................       (928)    (1,459)    (1,636)    (1,146)    (1,164)
Proceeds from disposal of signs..........................        150        301         51         26        106
Other capital expenditures...............................     --           (242)      (338)      (293)      (235)
Proceeds from the sale of assets.........................     --         --            542        542     21,784
                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in investing activities....................       (778)    (1,400)    (1,381)      (871)    20,491
                                                           ---------  ---------  ---------  ---------  ---------
FINANCING ACTIVITIES
Net borrowings from bank.................................     --            200     --         --          1,500
Dividends paid...........................................       (594)      (296)    --         --         --
Increase in preferred stock..............................     --         --         --         --            540
Principal payments of bank debt..........................     (3,100)    (3,043)    (5,157)    (4,357)   (27,700)
Payments to revise credit agreement......................     --         --           (669)      (668)    --
Principal payments on notes payable......................     --         --            (38)    --            (90)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash used in financing activities....................     (3,694)    (3,139)    (5,864)    (5,025)   (25,750)
                                                           ---------  ---------  ---------  ---------  ---------
Net cash provided........................................       (322)       246         11       (140)      (724)
Cash at beginning at of period...........................      1,695      1,373      1,619      1,619      1,630
                                                           ---------  ---------  ---------  ---------  ---------
Cash at end of period....................................  $   1,373  $   1,619  $   1,630  $   1,479  $     906
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

    Supplemental schedule of noncash operating and investing activities:

       The Company sold the net assets of Pony Panels on August 31, 1994 as part of a stock redemption. The book value of the net assets sold totaled approximately $1,900,000.

       The  Company  incurred  long-term  obligations  of  $270,000  for   stock
       redemptions made during the year ended May 31, 1995.

       Purchases of equipment resulting from barter agreements totaled $108,000 for the year ended May 31, 1993. There were no such purchases in 1994 and 1995.

                See notes to consolidated financial statements.

                              NOA HOLDING COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  MAY 31, 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying financial statements consolidate the accounts of NOA Holding Company (formerly McCarty Holding Company, Inc.) and its wholly-owned subsidiary, Naegele Outdoor Advertising Company. All intercompany transactions have been eliminated in consolidation.

    REVENUE RECOGNITION

    Advertising revenue is recognized monthly over the period in which advertisement displays are posted on the advertising structures. A full month's revenue is recognized in the first month of posting. The direct costs incurred to produce the related advertisements are expensed as incurred. Payments received in advance of billings are recorded as deferred revenue.

    PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Maintenance, repairs and renewals, which neither materially add to the value of the property, nor appreciably prolong its life, are charged to expense as incurred.

    Depreciation of property and equipment is provided on declining balance and straight-line methods over useful lives of 3 to 25 years.

    INTANGIBLE ASSETS

    Intangibles assets are carried and are amortized on the straight-line method over useful lives of 5 to 40 years. Goodwill represents the cost of acquired businesses in excess of amounts assigned to tangible and intangible assets at the date of acquisition.

    INVENTORIES

    Inventories consist principally of supplies and are stated at lower of cost or market as determined on a first-in, first-out basis.

    INCOME TAXES

    Income taxes are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes".

    BARTER TRANSACTIONS

    The Company occasionally enters into agreements to trade advertising space for goods or services. Prior to December 8, 1992, the Company did not record such arrangements as revenue unless the items bartered for were capital items. The impact on revenues and expense of barter transactions not recorded in fiscal 1993 was $164,000.

    RECLASSIFICATION

    Certain amounts previously reported in 1993 and 1994 have been reclassified to conform to the 1995 presentation.

    INTERIM FINANCIAL INFORMATION

    The interim financial information as of March 31, 1996 and 1995 and for the ten months then ended has been prepared from the unaudited financial records of the Company and, in the opinion of management, reflects all adjustments necessary for a fair presentation of the financial position and results of operations and of cash flows for the respective interim periods. All adjustments were of a normal and recurring nature.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

2.  ACQUISITIONS
    Effective   January  19,  1994,  the   Company  purchased  Atlantic  Outdoor
Advertising, Inc. for $1 million. The acquisition was recorded using the purchase method of accounting for business combinations.

3.  PROPERTY AND EQUIPMENT
    Property and equipment consisted of the following:

                                                                                           ESTIMATED
                                                                     1994       1995      USEFUL LIFE
                                                                   ---------  ---------  -------------
                                                                      (IN THOUSANDS)
Land.............................................................  $   1,235  $   1,294       --
Advertising structures...........................................     24,825     25,256       20 years
Buildings........................................................        491        491    10-25 years
Machinery and equipment..........................................      1,180      1,201        6 years
Office furniture and equipment...................................      1,896      1,865     5-10 years
Automobiles and trucks...........................................      1,045      1,124        5 years
Other............................................................        384        370     3-10 years
                                                                   ---------  ---------
                                                                      31,056     31,601
Less accumulated depreciation....................................      7,494      9,244
                                                                   ---------  ---------
                                                                   $  23,562  $  22,357
                                                                   ---------  ---------
                                                                   ---------  ---------

4.  INTANGIBLES
    The intangibles consisted of the following:

                                                                                             ESTIMATED
                                                                        1994       1995     USEFUL LIFE
                                                                      ---------  ---------  -----------
                                                                         (IN THOUSANDS)
Advertising site leases.............................................  $  22,760  $  21,762     7 years
Covenant not to compete.............................................      3,118      3,129     5 years
Goodwill............................................................      2,159      2,030    40 years
Loan costs..........................................................      2,028      2,697     6 years
Organization costs..................................................        506        503     5 years
                                                                      ---------  ---------
                                                                         30,571     30,121
Less accumulated amortization.......................................     13,066     17,747
                                                                      ---------  ---------
                                                                      $  17,505  $  12,374
                                                                      ---------  ---------
                                                                      ---------  ---------

    The advertising site leases and covenant not to compete were recorded as a result of an acquisition in May 1991. Their cost represents management's best estimate of the fair value at the date of acquisition. The loan costs represent fees paid to obtain a bank term loan and line of credit in 1991 and to refinance the term loan and line of credit in August 1994. In connection with the loan refinancing, the Company wrote-off approximately $1 million of unamortized loan costs. The organization costs are management's estimate of the portion of various fees paid which are allocable to this asset.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

5.  DEBT
    Long-term debt consists of the following at May 31:

                                                                           1994       1995
                                                                         ---------  ---------
                                                                            (IN THOUSANDS)
Revolving Credit Commitment under the Amended and Restated Credit
 Agreement dated August 31, 1994.......................................  $      --  $  30,700
Term loans under the Credit Agreement dated as of May 22, 1991.........     35,657     --
Revolving Credit Loan under the Credit Agreement dated as of May 22,
 1991..................................................................        200     --
Subordinated note payable, annual installments of $52 through July
 1997, plus quarterly interest payments at prime.......................         --        157
Subordinated notes payable, annual installments of $38 through March
 1997, plus quarterly interest payments at prime.......................         --         75
                                                                         ---------  ---------
                                                                            35,857     30,932
Less current portion...................................................      6,200        608
                                                                         ---------  ---------
                                                                         $  29,657  $  30,324
                                                                         ---------  ---------
                                                                         ---------  ---------

    The Company amended and restated its bank Credit Agreement on August 31, 1994 and established a Revolving Credit Commitment of up to $38,000,000 and an Acquisition Loan Commitment of up to $5,000,000. Both commitments decrease quarterly each fiscal year and terminate on February 28, 2001. The available Revolving Credit Commitment at May 31, 1995 was $32,800,000. At year end there were no borrowings against the $5,000,000 Acquisition Loan Commitment. As part of the Agreement, interest on the first $20,000,000 of debt is payable under an Interest Rate Protect Plan ("IPP"). The IPP provides for a fixed rate of 6.28% plus applicable margin (2.5% at May 31, 1995) for a period of three years and began August 5, 1994. The Amended and Restated Credit Agreement also enables the Company to borrow the remainder of the debt at a rate equal to either the Loan Interbank Offered Rate (LIBOR) plus 3.0% or at the Lending Agent's base rate plus 1.75%. In addition, the Company can realize lower borrowing rates if certain financial results are achieved. At May 31, 1995, the interest rate in effect was LIBOR plus 2.5%.

    The Company is obligated to pay loan commitment fees to the banks equal to one-half of 1% of the average daily unused portion of the commitments.

    The bank has issued a letter of credit to the Company's insurance carrier totaling $323,000 at the end of fiscal 1994 and 1995.

    All common shares of  the Company are pledged  as collateral for the  Credit
Agreement;   accordingly,  substantially   all  of  the   Company's  assets  are
effectively pledged as collateral.

    The Credit Agreement contains certain restrictive covenants which the Company must comply with on a continuing basis. The Company is restricted as to borrowings, dividend payments, acquisitions, stock repurchases, sales of assets and capital expenditures.

    During fiscal 1995, the Company entered into certain stock redemption agreements to repurchase 1,174.44 shares of Class A Common Stock and 1,126.03 shares of Class B Common Stock. As part of the agreements, the Company issued subordinated promissory notes totaling approximately $270,000.

    Total interest paid on all debt was $3,849,000, $3,528,000 and $3,468,000 for fiscal 1993, 1994 and 1995, respectively.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

5.  DEBT (CONTINUED)
    Aggregate annual maturities of long-term debt during the five-year period ending May 31, 2000 are (in thousands):

Year ending May 31:
  1996.............................................................  $     608
  1997.............................................................      4,365
  1998.............................................................      6,227
  1999.............................................................      7,600
  2000.............................................................      7,600

6.  INCOME TAXES
    At May 31, 1995, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8.0 million. These carryforwards expire between May 31, 2006 and 2010. During the current fiscal year, the Company utilized approximately $625,000 of net operating loss carryforwards to offset current year taxable income.

    Components of deferred tax assets and liabilities are (in thousands):

                                                                             1994       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Deferred tax assets:
  Loss carryforward......................................................  $   3,403  $   3,145
  Accrued expenses.......................................................        249        207
  Loan cost amortization.................................................         --        343
                                                                           ---------  ---------
                                                                               3,652      3,695
Deferred tax liabilities:
  Depreciation...........................................................        857      1,090
  Bad debt allowance.....................................................         33         36
                                                                           ---------  ---------
                                                                                 890      1,126
                                                                           ---------  ---------
Net deferred tax assets before valuation allowance.......................      2,762      2,569
Less valuation allowance.................................................      2,762      2,569
                                                                           ---------  ---------
Net deferred tax assets..................................................  $      --  $      --
                                                                           ---------  ---------
                                                                           ---------  ---------

7.  EMPLOYEE BENEFIT PLAN
    The Company has a voluntary defined contribution 401(k) savings and retirement plan for the benefit of its nonunion employees who may contribute from 3% to 10% of their compensation. The Company has no obligation to contribute to the plan and made no contribution for fiscal 1993, 1994 and 1995.

8.  REDEEMABLE PREFERRED STOCK
    The preferred stock is redeemable, subject to certain restrictions, by the Company at a price equal to its value as carried on the financial statements. The Company also has the right to convert the preferred stock to debt at a rate of $1,000 principal of debt to $1,000 liquidation value of the preferred stock. The liquidation value of each of share of preferred stock is $7,699 and $8,660 at May 31, 1994 and 1995, respectively. After May 22, 2001, the preferred shareholders have the right to control the Board of Directors for the purpose of selling the Company.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

8.  REDEEMABLE PREFERRED STOCK (CONTINUED)
    Subject to certain bank restrictions, dividends on the preferred shares are payable semi-annually at the rate of 8% either in cash or in-kind payments which increase the liquidation value of the preferred stock. Should operating profits exceed certain targets, the dividend rate increases to 12%. The minimum targets for fiscal 1996 are $9,259 for each six month period.

9.  COMMON STOCK AND WARRANT
    The Class B common stock is entirely owned by key employees and officers. The ownership vests over a period of five years. In the event of a sale or liquidation of the Company, the Class A common stock has a 10% return preference over the Class B common stock.

    During fiscal 1995, the Company implemented a stock purchase plan for its key employees. Under the plan, 4,253 shares of Class B common stock will be granted to the employees at a purchase price of $.10 per share. The shares will vest over a five year period. Approximately 3,853 shares had been granted by May 31, 1995.

    Additionally, a warrant to purchase 5,000 shares of Class A common stock at $144.75 per share was outstanding at May 31, 1994 and 1995. The warrant expires on May 22, 2006 and has no voting rights.

10. SALES OF PONY PANELS
    Only July 22, 1994, the Company entered into an agreement with The McCarty Company ("McCarty") under which McCarty acquired all of the assets of the Pony Panels division (excluding cash) in exchange for McCarty's assumption of Pony Panel's liabilities, delivery of 7,599.32 shares of Class A Common Stock and 9,754.26 shares of Class B Common Stock of NOA Holding Company, and cash in the amount of $542.

11. COMMITMENTS AND CONTINGENCIES
    The City of Jacksonville, Florida has enacted a number of ordinances which would require the removal of outdoor advertising structures which are not located on federal aid primary and/or interstate highways. Management has vigorously contested the validity of these ordinances for the last four years. In March 1995, the Company reached a settlement with the City of Jacksonville and Capsigns, Inc. and has agreed to remove 711 billboards faces over a period of 20 years.

    The Company is also involved in litigation with various other municipalities and regulatory agencies as the result of condemnation proceedings and licensing and permit renewal disputes, which could result in the removal of advertising structures.

    Management believes, based upon the information currently available, that the settlement with the City of Jacksonville and Capsigns, Inc., along with the outcomes of the various actions described above, will not have a material adverse effect on the consolidated financial condition or results of operations of the Company.

    During fiscal 1995, the Company became a party to certain material litigation. The action alleges that a former billposting employee, while in the process of posting a billboard, fell to the ground (because the platform on which he was working gave way) and suffered significant injuries. It is alleged that these injuries have precluded him from seeking any gainful employment. This matter involves a significant level issue concerning the exclusive remedy provision of workers' compensation law in Minnesota. Minnesota law provides that an employer providing workers' compensation benefits is immune from tort liability. It is the Company's contention that, because the Company provided workers' compensation benefits to the former employee, the Company is entitled to tort immunity.

                              NOA HOLDING COMPANY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                                  MAY 31, 1995

11. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Plaintiff disputes the Company's interpretation of the law and argues that the tort suit can go forward. This matter was argued before a trial judge on February 28, 1995, who ruled in favor of the Plaintiff. An appeal to the Minnesota Court of Appeals is currently pending.

    The Plaintiff has also made a demand of approximately $4.9 million for lost wages and pain and suffering. An attempt to amend this complaint and state a claim for punitive damages has also been made. The Court has not yet acted on the amendment.

    At this time it is not possible to estimate the probable outcome of these actions and, accordingly, the Company has not established a reserve for the outcome of this litigation.

    The Company leases the facility in Minneapolis from the Company's preferred stockholder with annual rents of $480,000, exclusive of operating costs, which commenced May of 1993 and continues through May of 2001.

    The Company is required to make the following minimum operating lease payments for equipment and facilities under noncancelable lease agreements (in thousands):

Year ending May 31:
  1996.............................................................  $     552
  1997.............................................................        552
  1998.............................................................        552
  1999.............................................................        557
  2000.............................................................        557
  Thereafter.......................................................        704
                                                                     ---------
                                                                     $   3,474
                                                                     ---------
                                                                     ---------

    Rent expense for operating leases for the years ended May 31, 1993, 1994 and 1995 totaled $6,950,000, $6,837,000 and $7,268,000, respectively.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          10
Dividend Policy................................          10
Dilution.......................................          11
Capitalization.................................          12
Selected Consolidated Financial and Operating
 Data..........................................          13
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          15
Business.......................................          22
Management.....................................          34
Certain Transactions...........................          38
Principal and Selling Stockholders.............          40
Description of Capital Stock...................          41
Shares Eligible for Future Sale................          44
Description of Indebtedness and Other
 Commitments...................................          45
Underwriting...................................          51
Certain Legal Matters..........................          52
Experts........................................          52
Available Information..........................          52
Index to Consolidated Financial Statements.....         F-1

                                 --------------

    UNTIL              , 1996  (25 DAYS AFTER  THE DATE OF  THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                          SHARES

                               UNIVERSAL OUTDOOR
                                 HOLDINGS, INC.

                                  COMMON STOCK

                                  ------------

                                   PROSPECTUS
                                  ------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                            , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a statement of estimated expenses incurred in connection with the shares of Common Stock being registered hereby, other than underwriting discounts and commissions:

SEC Registration Fee...........................................  $36,771.17
NASD Filing Fee................................................   11,164.00
Nasdaq Stock Market Listing Fee................................      *
Printing and Engraving Expenses................................      *
Legal Fees and Expenses........................................      *
Accounting Fees and Expenses...................................      *
Transfer Agent and Registrar Fees and Expenses.................      *
Blue Sky Fees and Expenses (including legal fees)..............      *
Miscellaneous..................................................      *
                                                                 ----------
  Total........................................................  $
                                                                 ----------
                                                                 ----------

- ------------------------
*    To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law and Article XI of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent provided by Delaware law, which may include liabilities under the Securities Act.

    Section of the Underwriting Agreement provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

    As permitted by Section 102(b) of the Delaware Law, the Certificate of Incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law,
(iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which a director derived an improper personal benefit.

    The Company does not maintain directors' and officers' liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1993, the Company has issued the following securities which were not registered under the Securities Act:

    On April 5, 1996, the Company issued to KIA V and KEP V and certain individuals designated by KIA V and KEP V 186,500 shares of Class B Common Stock and 188,500 shares of Class C Common Stock in exchange for $30 million. Such Class B Common Stock and Class C Common Stock was converted into shares of
Common Stock pursuant to        and is now being sold in the Offering.

    On November 18, 1993, the Company entered into the Option Exchange Agreement with UOI and WHS, pursuant to which the Company granted to WHS an option to purchase 0.52% of the issued and outstanding capital stock of the Company at a purchase price of $130,000. The option is exercisable by WHS upon the Company entering into a definitive agreement to issue shares of capital stock through an underwritten public offering. Subsequent to the execution of the underwriting agreement, the Company expects WHS shall exercise his option in full and
purchase      shares of Common Stock of the Company.

    On November 18, 1993, the Company entered into the Capital Appreciation Right Agreement with Connecticut General Life Insurance Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North America and Aetna Life Insurance Company, pursuant to which the Company granted such parties limited capital appreciation rights in the capital stock of the Company in exchange for a waiver of the prepayment penalty in connection with the 1993 refinancing. Such capital appreciation rights are triggered by the occurrence of any of the following: (i) liquidation or dissolution of the Company or UOI, (ii) sale of all or substantially all of the issued and outstanding shares of common stock or assets of the Company or (iii) the merger or consolidation of the Company or UOI, subject to certain exceptions. The maximum amount payable pursuant to the agreement is $3.8 million and is required to be paid no later than one year following the triggering event. The agreement expires June 30, 1998.

    In each case, exemption from registration was claimed on the grounds that the issuance of such securities did not involve any public offering within the meaning of Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits.

        1.1* Form of Underwriting Agreement

        2.1  Stock Purchase Agreement ("Stock Purchase Agreement") between Wind Point
              Partners II, L.P., Marquette Venture Partners, L.P., Chemical Equity
              Associates, a California Limited Partnership, Banc One Venture Corporation and
              Management Shareholders and UOI relating to the capital stock of NOA Holding
              Company dated February 27, 1996 (filed as Exhibit 2.1 to the Company's Current
              Report on Form 8-K dated April 5, 1996 (File No. 33-82582) (the "Company 8-K")
              and incorporated herein by reference)

        2.2  Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the Company
              8-K and incorporated herein by reference)

        3.1* Form of Third Amended and Restated Certificate of Incorporation

        3.2* Form of Second Amended and Restated Bylaws

        4.1* Specimen Common Stock Certificate of the Company

        4.2  Indenture (filed as Exhibit 4.2 to the Company's Form S-1 Registration Statement
              (File No. 33-82582) and incorporated herein by reference.)

        4.3  Indenture of Trust between United States Trust Company of New York, as trustee, and UOI dated as of November 15, 1993 relating to the UOI Notes (filed as
              Exhibit 4(b) to UOI's Registration Statement on Form S-1 (File No. 33-72710)
              and incorporated herein by reference)

        5.1* Opinion of Winston & Strawn

        9.1* Voting Trust Agreement dated December 20, 1995 among the Company, Daniel L.
              Simon and Brian T. Clingen

       10.1  Revolving Credit Agreement entered into among the Registrant, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and Bankers Trust Company, as Agent (filed as Exhibit 10.1 to the
              Company 8-K and incorporated herein by reference.)

       10.2  Acquisition Credit Agreement entered into among the Registrant, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and Bankers Trust Company, as Agent (filed as Exhibit 10.2 to the
              Company 8-K and incorporated herein by reference).

       10.3* 1996 Warrant Plan of the Company

       10.4  Warrant Agreement between the Registrant and United States Trust Company of New
              York, as warrant agent, dated June 30, 1994 relating to the Noteholder Warrants
              (filed as Exhibit 4(i) to Amendment No. 1 to the Company's Form S-1
              Registration Statement (File No. 33-93852) and incorporated herein by reference)

       10.5  Agreement Regarding Tax Liabilities and Payments dated as of November 18, 1993 by and between UOI and the Company (filed as Exhibit 10(f) to UOI's Form S-1
              Registration Statement (File No. 33-72710) and incorporated herein by reference)

       10.6* Capital Appreciation Right Agreement among the Company, Connecticut General Life
              Insurance Company, Cigna Property and Casualty Insurance Company, Life
              Insurance Company of North America and Aetna Life Insurance Company dated
              November 18, 1993

       10.7* Option Exchange Agreement among the Company, UOI and WHS dated November 18, 1993

       11.1* Computation of earnings per share

       21.1* Subsidiaries of the Registrant

       23.1  Consent of Price Waterhouse LLP

       23.2  Consent of Ernst & Young LLP

       23.3* Consent of Winston & Strawn (contained in Exhibit 5.1)

       24    Powers of Attorney (included on Signature Page)

- ------------------------
* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned Registrant hereby undertakes that:

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to Item 14 above, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (b) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 6th day of June, 1996.

                                          UNIVERSAL OUTDOOR HOLDINGS, INC.

                                          By:         /s/ DANIEL L. SIMON

                                             -----------------------------------
                                                       Daniel L. Simon
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

                               POWER OF ATTORNEY

    The undersigned directors and officers of Universal Outdoor Holdings, Inc. do hereby constitute and appoint Brian T. Clingen and Paul G. Simon, and each of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below which such person may deem necessary or advisable to enable Universal Outdoor Holdings, Inc. to comply with the Securities Act of 1933 (the "Act"), as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below and any and all amendments (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act) hereto; and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                      TITLE                         DATE
- ------------------------------------------------------  --------------------------------  -----------------------

                 /s/ DANIEL L. SIMON                    President and Chief Executive
     -------------------------------------------         Officer (Principal Executive          June 6, 1996
                   Daniel L. Simon                       Officer) and Director

                                                        Vice President and Chief
                 /s/ BRIAN T. CLINGEN                    Financial Officer (Principal
     -------------------------------------------         Financial and Accounting              June 6, 1996
                   Brian T. Clingen                      Officer) and Director

                 /s/ MICHAEL J. ROCHE
     -------------------------------------------        Director                               June 6, 1996
                   Michael J. Roche

               /s/ MICHAEL B. GOLDBERG
     -------------------------------------------        Director                               June 6, 1996
                 Michael B. Goldberg

                                LIST OF EXHIBITS

  EXHIBIT
   NUMBER                                             DESCRIPTION                                            PAGE
- ------------  -------------------------------------------------------------------------------------------  ---------
       1.1*   Form of Underwriting Agreement

       2.1    Stock Purchase Agreement ("Stock Purchase Agreement") between Wind Point Partners II, L.P.,
               Marquette Venture Partners, L.P., Chemical Equity Associates, a California Limited
               Partnership, Banc One Venture Corporation and Management Shareholders and UOI relating to the capital stock of NOA Holding Company dated February 27, 1996 (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated April 5, 1996 (File No. 33-82582) (the
               "Company 8-K") and incorporated herein by reference)

       2.2    Amendment No. 1 to Stock Purchase Agreement (filed as Exhibit 2.2 to the Company 8-K and incorporated herein by reference)

       3.1*   Form of Third Amended and Restated Certificate of Incorporation

       3.2*   Form of Second Amended and Restated Bylaws

       4.1*   Specimen Common Stock Certificate of the Company

       4.2    Indenture (filed as Exhibit 4.2 to the Company's Form S-1 Registration Statement (File No.
               33-82582) and incorporated herein by reference)

       4.3    Indenture of Trust between United States Trust Company of New York, as trustee, and UOI dated as of November 15, 1993 relating to the UOI Notes (filed as Exhibit 4(b) to UOI's
               Registration Statement on Form S-1 (File No. 33-72710) and incorporated herein by reference)

       5.1*   Opinion of Winston & Strawn

       9.1*   Voting Trust Agreement dated December 20, 1995 among the Company, Daniel L. Simon and Brian
               T. Clingen

      10.1    Revolving Credit Agreement entered into among the Registrant, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and
               Bankers Trust Company, as Agent (filed as Exhibit 10.1 to the Company 8-K and incorporated herein by reference.)

      10.2    Acquisition Credit Agreement entered into among the Registrant, the various lending institutions from time to time parties thereto, LaSalle National Bank, as Co-Agent and
               Bankers Trust Company, as Agent (filed as Exhibit 10.2 to the Company 8-K and incorporated herein by reference).

      10.3*   1996 Warrant Plan of the Company

      10.4    Warrant Agreement between the Registrant and United States Trust Company of New York, as
               warrant agent, dated June 30, 1994 relating to the Noteholder Warrants (filed as Exhibit
               4(i) to Amendment No. 1 to the Company's Form S-1 Registration Statement (File No.
               33-93852) and incorporated herein by reference)

      10.5    Agreement Regarding Tax Liabilities and Payments dated as of November 18, 1993 by and between UOI and the Company (filed as Exhibit 10(f) to UOI's Form S-1 Registration
               Statement (File No. 33-72710) and incorporated herein by reference)

      10.6*   Capital Appreciation Right Agreement among the Company, Connecticut General Life Insurance
               Company, Cigna Property and Casualty Insurance Company, Life Insurance Company of North
               America and Aetna Life Insurance Company dated November 18, 1993

      10.7*   Option Exchange Agreement among the Company, UOI and WHS dated November 18, 1993

      11.1*   Computation of earnings per share

      21.1*   Subsidiaries of the Registrant

      23.1    Consent of Price Waterhouse LLP

      23.2    Consent of Ernst & Young LLP

      23.3*   Consent of Winston & Strawn (contained in Exhibit 5.1)

      24      Powers of Attorney (included on Signature Page)

- ------------------------
* To be filed by amendment.